As confidentially submitted to the Securities and Exchange Commission on May 20, 2014 This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOAMIX LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	2833	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Foamix Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 76704, Israel
Tel: +972-8-9316233
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
+1 (212) 894-8940
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Phyllis G. Korff, Esq.	Amir Zolty, Adv.	Joshua G. Kiernan, Esq.	Clifford M. J. Felig, Adv.
Andrea Nicolas, Esq.	Yingke Israel - Eyal Khayat,	Colin J. Diamond, Esq.	Meitar Liquornik Geva
Skadden, Arps, Slate,	Zolty, Neiger & Co.	White & Case LLP	Leshem Tal
Meagher & Flom LLP	9 Hamanofim St., P.O. Box 2136	1155 Avenue of the Americas	16 Abba Hillel Silver Rd.
4 Times Square	Herzliya Pituach 46120, Israel	New York, NY 10036	Ramat Gan 5250608, Israel
New York, New York 10036	Tel: +972-9-957-7171	Tel: +1 (212) 819-8200	Tel: +972-3-610-3100
Tel: +1 (212) 735-3000	Fax: +972-9-957-7177	Fax: +1 (212) 354-8113	Fax: +972-3-610-3111
Fax: +1 (212) 735-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value NIS 0.01 per share	$	$

(1)	Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

Subject to Completion, dated            , 2014

PROSPECTUS

Shares

Foamix Ltd.

Ordinary Shares

This is the initial public offering of the ordinary shares of Foamix Ltd. We are offering                 of our ordinary shares. No public market currently exists for our ordinary shares.

We intend to apply to list our ordinary shares on the NASDAQ Global Market under the symbol “FOMX.”

We anticipate that the initial public offering price will be between $        and $        per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase                 additional ordinary shares on the same terms and conditions set forth above if the underwriters sell more than                 ordinary shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares on or about                , 2014.

Barclays	Cowen and Company

Oppenheimer & Co.	Maxim Group LLC

Prospectus dated                , 2014

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our ordinary shares in any circumstances under which such offer or solicitation is unlawful.

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and the related notes included at the end of this prospectus, before making an investment in our ordinary shares. Unless the context otherwise requires, all references to “Foamix,” “we,” “us,” “our,” the “Company” and similar designations refer to Foamix Ltd. and its wholly-owned subsidiaries.

Company Overview

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, impetigo and other skin conditions. Our lead product candidates, FMX101 for moderate-to-severe acne and FMX102 for impetigo, are novel topical foam formulations of the antibiotic minocycline. Our clinically and statistically significant Phase II clinical trial results demonstrate that our minocycline foam, FMX101, provides a faster, more effective treatment than the reported results for oral minocycline, the current standard of care for moderate-to-severe acne, and does so with fewer side effects. Based on these results, we believe that FMX101 has the potential to become the new standard of care for the multi-billion dollar moderate-to-severe acne market. We have also completed a Phase II clinical trial for FMX102, and based on its efficacy and safety profile, we believe it will present an attractive option for the treatment of impetigo, including impetigo caused by methicillin-resistant staphylococcus aureus, or MRSA. We expect to commence pivotal Phase III clinical trials for both product candidates in 2015 under the U.S. Food and Drug Administration’s, or FDA’s, 505(b)(2) regulatory pathway.

We developed FMX101 and FMX102 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth. In addition, we have entered into development and license agreements relating to our technology with various pharmaceutical companies such as Bayer AG (Intendis), Merz Pharmaceuticals, LLC and Actavis plc, which have generated $12.7 million in revenues to date from upfront payments and development and milestone fees.

FMX101 for moderate-to-severe acne.    FMX101, a 4% minocycline foam formulation for moderate-to-severe acne, is our lead product candidate. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the U.S. alone, approximately 10 million of whom suffer from moderate-to-severe acne according to the Journal of Investigative Dermatology. The U.S. market for branded prescription drugs for acne was estimated to be approximately $2.6 billion for the 12 months ended March 31, 2014, of which $1.0 billion was attributed to oral antibiotics such as Solodyn, the current standard of care for moderate-to-severe acne. In 2013, we completed a dose-ranging Phase II clinical trial of FMX101 in Israel, involving 150 patients aged 12 to 25 with moderate-to-severe acne. This trial demonstrated both clinically and statistically significant efficacy versus the control placebo group, with FMX101 reducing inflammatory acne lesions by 71% in only six weeks and non-inflammatory lesions by 73% in 12 weeks. In addition, no drug-related systemic side effects were observed.

While we have not conducted head-to-head trials, the results of our Phase II clinical trial of FMX101 contrast with the results reported on the product label for Solodyn, a branded oral minocycline, which states that it achieved only a 44% reduction of inflammatory lesions in 12 weeks and that it did not demonstrate any effect on non-inflammatory lesions. Furthermore, according to its product label, Solodyn’s most common adverse systemic side effects include headaches, fatigue, dizziness and severe itchiness. Additionally, there are several uncommon but severe side effects of Solodyn. Topical prescription acne treatments intended for less severe cases often have limited efficacy and can take approximately 12 weeks to achieve maximum results. We believe the efficacy of FMX101 coupled with the absence of reported systemic drug-related side effects has the potential to position it as the new standard of care for moderate-to-severe acne if we are able to obtain regulatory approval. We expect to develop FMX101 through the FDA’s 505(b)(2) regulatory pathway and commence Phase III clinical trials in the first half of 2015.

The following photographs, taken over 12 weeks of treatment, show the effect of FMX101 on a severe acne patient participating in our Phase II clinical trial who responded positively to treatment.

FMX102 for impetigo.    We are also developing FMX102, a 1% minocycline foam product candidate for the treatment of impetigo, including cases of impetigo caused by MRSA. Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children, and is typically caused by staphylococcus aureus, including MRSA. It typically results in red sores and lesions on the face, neck, arms and legs. According to Symphony Health Solutions, the U.S. prescription drug market for impetigo was estimated to be approximately $340 million for the 12 months ended March 31, 2014, the vast majority of which was attributed to Bactroban and other mupirocin-based topical products, which are the current standard of care for impetigo. In 2012, we completed a dose-ranging Phase II clinical trial in Israel with 32 pediatric patients with at least two impetigo lesions. Of those patients, 11 had confirmed MRSA infection. In our Phase II clinical trial, patients receiving FMX102 twice daily experienced an 81.3% success rate in only three days and a 100% success rate in 14 days. Moreover, all MRSA-infected patients were bacteriologically cured after seven days of treatment. While we have not conducted head-to-head trials, this contrasts with the results reported on the product label for Bactroban, which states that it achieves a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily application. We expect to develop FMX102 through the FDA’s 505(b)(2) regulatory pathway, and commence Phase III clinical trials in the second half of 2015 after discussions with the FDA to establish an acceptable trial design.

Additional product candidates.    Using our proprietary technology and foam platforms, we are developing several other product candidates, the most notable of which are FMX101 for rosacea, for which we expect to commence Phase II clinical trials in late 2015, and FDX104 for chemotherapy-induced rashes, for which we expect to commence Phase I/II clinical trials in Israel in late 2014.

Product candidate pipeline.    The following chart provides a summary of the developmental pipeline for our four lead product candidates:

Proprietary, innovative technology comprising different foam platforms.    We have independently developed a series of proprietary foam platforms, each having unique pharmacological features and characteristics, which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, we successfully stabilized minocycline in a novel topical foam formulation. Our choice to develop foams over other platforms stems from foam’s significant advantages over alternative delivery systems, being that it spreads easily and can be applied to large skin areas, is readily absorbed, avoids a messy residue and is highly tolerable due to its use of gentle, generally-recognized-as-safe, or GRAS, ingredients. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders.

Development and license agreements.    In addition to our product candidates, we have entered into development and license agreements with various pharmaceutical companies such as Bayer, Merz and Actavis, combining our foam technology with the licensee’s proprietary drugs to create new products with improved efficacy and ease-of-use. Each license agreement entitles us to upfront payments, milestone payments and royalties from sales of any new products that are commercialized. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. The prospective products under these various agreements are currently in Phase II, Phase III and pre-approval stages. To date, none of these prospective products has been commercialized.

Patents.    In relation to FMX101, FMX102 and FDX104, we currently have one granted patent in the U.S. which is expected to remain in effect until 2030. We also have several pending patent applications relating to FMX101, FMX102 and FDX104 in the U.S., as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of May 15, 2014, we had 64 granted patents and over 120 pending patent applications worldwide. In the U.S., we have established a patent portfolio comprising 28 granted patents and over 60 pending patent applications describing and claiming our multiple foam-based platforms and other technology. Additionally, outside the U.S., we have 36 granted patents and over 55 pending patent applications.

Our Competitive Strengths

We believe that our expertise in foam technology, as demonstrated by our development of a novel topical foam formulation of minocycline, enables us to develop global product candidates which address shortcomings of currently available treatment options and positions us to compete effectively in the markets for the treatment of acne, impetigo and other skin infections.

FMX101 and FMX102 represent improved treatment alternatives for moderate-to-severe acne and impetigo. Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline, offering an easy-to-use and convenient alternative to existing treatment options for moderate-to-severe acne. While we have not conducted head-to-head trials, based on our current clinical data compared to the label claims of the current standard of care Solodyn, FMX101 offers a faster and more effective treatment for moderate-to-severe acne with no reported systemic side effects. We believe that FMX101, if approved, will capture a significant share of the acne treatment market, and may even expand the overall acne market by attracting new patients who avoid current treatment options due to their limited effectiveness and potentially severe systemic side effects.

We are developing our second lead product candidate, FMX102, for the treatment of impetigo, including cases of impetigo caused by MRSA. FMX102 possesses the same benefits of FMX101 in terms of ease of use and convenience, and in our clinical trial it achieved a success rate of 81.3% in only three days of treatment and 100% in 14 days with twice-daily applications. While we have not conducted head-to-head trials, this contrasts with a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily applications achieved by Bactroban, one of the topical drugs comprising the current standard of care, as reported in its product label.

Lower risk and expedited development pathway.    We are focused on reformulating established drugs using our proprietary foam platforms. As a result, we expect the approval process for our product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which allows some of the information required for approval to come from studies and trials that we did not conduct, leading to a relatively less expensive and faster approval process. Furthermore, FDX104, our product candidate for the treatment of chemotherapy-induced rashes, may be eligible for orphan drug designation, which would entitle us to marketing exclusivity of up to seven years if approved by the FDA.

Large opportunity to expand use of our proprietary technology and foam platforms.    Our proprietary technology enables us to formulate and stabilize a wide variety of drugs, including extremely sensitive drugs that readily disintegrate when combined with most commonly-used topical compounds, enabling us to produce topical formulations of existing therapies that were previously unavailable. By making these drugs available for topical application, our foam platforms can enhance their potency, clinical effectiveness and ease-of-use while minimizing side effects. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and can be tailored to treat a range of diseases and disorders. We believe that the diversity of our foam platforms and their numerous possible combinations with other drugs will allow us to select the best candidates for further development based on market need and the available regulatory pathway.

Cooperation with other pharmaceutical companies.    We have entered into development and license agreements with various pharmaceutical companies, including Bayer, Merz and Actavis, where we combine our foam technology with their proprietary drugs to create improved products. Under the terms of these agreements we receive upfront payments and development and milestone fees, which to date have yielded $12.7 million in revenues, as well as royalties if the licensed products are eventually approved and marketed. Furthermore, each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. Our licensed products are currently in Phase II, III and pre-approval stages and, if successfully commercialized, may demonstrate the value of our technology, support our development efforts and result in substantial income from royalties.

Proprietary intellectual property protection and barriers to entry.    In relation to FMX101, FMX102 and FDX104, we currently have one granted patent in the U.S. which is expected to remain in effect until 2030, and we also have several pending patent applications in the U.S. as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of May 15, 2014, we had 64 granted patents and over 120 pending patent applications worldwide describing and claiming our foam-based platforms and other technology. We believe these patents and patent applications offer protection for a range of our product candidates and act as a deterrent against certain competing designs by competitors. Our intellectual property position further relies on our proprietary know-how, presenting an additional barrier to entry by competitors.

Our Strategy

We intend to become a leading specialty pharmaceutical company in the dermatology space. The key elements of our strategy to achieve this goal include:

Complete development and obtain regulatory approval for FMX101 and FMX102.    We are in late-stage clinical development of FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, respectively. We have completed Phase II clinical trials of these product candidates and expect to initiate Phase III pivotal clinical trials for FMX101 in the first half of 2015 and for FMX102 in the second half of 2015. We expect to file for regulatory approvals for FMX101 and FMX102 in the U.S. in 2016 in order to enter the multi-billion dollar acne market, as well as the market for impetigo and other skin infections. To support these efforts, we have enlisted U.S.-based clinical and regulatory executives, who have extensive experience in conducting clinical development programs and obtaining FDA approval for dermatological products.

Build our own sales and marketing capabilities to commercialize FMX101 and FMX102 in the U.S.    We intend to build an internal sales force and commercial organization to launch FMX101 and FMX102 in the U.S., subject to obtaining FDA approval. We plan to build a specialized, focused and scalable sales force to target those key dermatologists and pediatricians in the U.S. who prescribe the majority of the medications for acne and impetigo. To support these efforts, we have enlisted U.S.-based marketing executives with extensive experience in commercializing products in the dermatology market.

Develop and commercialize our other proprietary product candidates.    In addition to FMX101 and FMX102, we are in the early stages of clinical development for other product candidates developed on our proprietary foam platforms. We are developing FMX101 for the treatment of rosacea, and expect to enter a Phase II clinical trial in this indication in late 2015. We are also developing FDX104, a topical formulation of doxycycline for the treatment of acne-like rashes associated with chemotherapy, and we intend to apply for an orphan drug designation for this product candidate. We intend to initiate Phase I/II clinical trials in Israel in late 2014 with FDX104. Our research and development team has an established track record of advancing early stage product candidates through all phases of clinical development and subsequent regulatory approval.

Assess and prioritize future therapeutic indications for our foam platforms.    Beyond our currently identified product candidates, we have developed a series of stable foams formulations with drugs that are known to effectively treat common dermatological indications including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections. We intend to begin selective development of these products based on marketing and the available regulatory pathway. We plan to develop our product candidates under the FDA’s 505(b)(2) regulatory pathway, which leads to a relatively less expensive and faster process for approval and eventual product launch. These efforts will be led by our research and development team, which has successfully cultivated several product candidates from early feasibility studies to advanced clinical trials, in both in-house and collaborative projects.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 10 before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Our success depends primarily on our ability to complete the development and clinical testing of FMX101, FMX102 and our other product candidates. Such development and testing processes are long and costly and their outcome is uncertain.
•	Even if we successfully complete the development and clinical testing of FMX101, FMX102 and our other product candidates, we will need to obtain approval from the FDA to offer such products in the U.S., which process may suffer delays or fail.
•	Even if we successfully obtain the necessary regulatory approvals from the FDA for FMX101, FMX102 and our other product candidates, they may fail to achieve the broad degree of adoption by dermatologists and pediatricians and market acceptance necessary for commercial success.
•	We may be unsuccessful in commercializing FMX101, FMX102 and our other product candidates due to, among other things, unfavorable pricing regulations, third-party coverage and reimbursement policies or healthcare reform initiatives.
•	Even if we commercialize FMX101, FMX102 or other product candidates we will face competition from existing products and we may face competition from new products that may currently be under development or may be developed in the future.
•	We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only two product candidates in clinical trials and no sales, which, together with our limited operating history, make it difficult to assess our future commercial viability, and we may never achieve or maintain profitability.
•	If our efforts to obtain, protect or enforce our intellectual property rights related to FMX101, FMX102 or any of our other product candidates are not adequate, our intellectual property rights are successfully challenged, or we are restricted by other intellectual property for which licenses are not available, we may not be able to compete effectively.
•	If our research and development facility in Rehovot, Israel were to suffer a serious accident, or if a force majeure event materially affected our ability to develop and test FMX101, FMX102 and our other product candidates, all of our research and development capacity could be shut down for an extended period.

Our Principal Shareholders

Following the closing of this offering, entities affiliated with Dr. Dov Tamarkin and Mr. Meir Eini will beneficially own        % and        % of our outstanding shares, respectively (or        % and        % if the underwriters exercise in full their option to purchase additional shares), and        % in the aggregate (or        % if the underwriters exercise in full their option to purchase additional shares). Following the closing of this offering, we will not be a party to and are not otherwise aware of any voting agreement among our shareholders. For further information about the ownership of our ordinary shares following this offering, see “Principal Shareholders.”

Our Corporate Information

We were incorporated under the laws of the State of Israel on January 19, 2003. Our principal executive offices are located at 2 Holzman St., Weizmann Science Park, Rehovot 76704, Israel, and our telephone number is +972-8-9316233. Our website is www.foamix.co.il. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. Our agent for service of process in the U.S. is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, and its telephone number is +1 (212) 894-8940.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Foamix” word mark, the “Foamix” design logo and other trademarks or service marks of Foamix Ltd.

appearing in this prospectus are the property of Foamix Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “®” and “TM” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares we are offering
         ordinary shares (or        if the underwriters exercise in full their option to purchase additional ordinary shares)
Ordinary shares to be outstanding immediately after this offering
         ordinary shares (or        if the underwriters exercise in full their option to purchase additional ordinary shares)
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $         million, or $         million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed initial public offering price of $         , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $20–$25 million to conduct Phase III clinical trials and other pre-launch studies for FMX101 for the treatment of moderate-to-severe acne;
•	approximately $10–$15 million to conduct Phase III clinical trials and other pre-launch studies for FMX102 for the treatment of impetigo;
•	up to $5 million to conduct a Phase I/II clinical trial for FDX104 for the treatment of chemotherapy-induced rashes; and
•	the balance, if any, to conduct a Phase II clinical trial for FMX101 for the treatment of rosacea, for research and development of other pipeline products and for other general corporate purposes.

See “Use of Proceeds” on page 43 for additional information.

Risk factors
Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed NASDAQ Global Market symbol:
We intend to apply to have our ordinary shares listed on the NASDAQ Global Market under the symbol “FOMX.”

Unless otherwise stated, the number of ordinary shares to be outstanding after this offering is based on 211,879,480 ordinary shares outstanding as of May 19, 2014, and excludes (i) warrants to purchase 21,661,530 ordinary shares as of May 19, 2014 at an exercise price of $0.499 per share, (ii) 26,171,100 ordinary shares reserved as of May 19, 2014 for issuance to employees, directors, consultants and other service providers, of which options to purchase 13,520,000 ordinary shares have been granted at a weighted average exercise price of $0.09 per share.

The 211,879,480 outstanding shares referred to above include 29,343,764 series A preferred shares, or preferred shares, that will automatically convert into ordinary shares immediately prior to our listing in connection with this offering. We therefore consider such preferred shares to be ordinary shares for the purpose of this prospectus. The 21,661,530 warrants referred to above are also for the purchase of preferred shares which will likewise automatically convert into warrants to purchase ordinary shares immediately prior to our listing in connection with this offering, and we therefore consider such warrants to be for the purchase of ordinary shares for purpose of this prospectus.

Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per ordinary share, the midpoint of the range set forth on the cover page of this prospectus;
•	assumes no exercise by the underwriters of their option to purchase up to an additional ordinary shares from us;
•	reflects a -for-1 reverse share split effected on , 2014 by means of consolidating each ordinary shares then outstanding into one ordinary share; and
•	gives effect to the adoption of our amended and restated articles of association prior to the closing of this offering, which will replace our articles of association currently in effect.

The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the U.S.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data. You should read the following summary financial data in conjunction with, and it is qualified in its entirety by reference to our historical financial information and other information provided in this prospectus, including “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

The summary statements of operations data for the years ended December 31, 2013 and 2012, and the balance sheet data as of December 31, 2013 are derived from our audited financial statements appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.

	Year ended December 31,
	2013	2012
	(in thousands, except share and per share data)
Statements of operations data:
Revenues	$1,404	$1,086
Cost of revenues(1)	453	491
Gross profit	951	595
Operating expenses:
Research and development(1)	1,554	1,530
Selling, general and administrative(1)	753	625
Total operating expenses	2,307	2,155
Operating loss	1,356	1,560
Finance expenses, net	390	207
Loss for the year	1,746	1,767
Loss per share basic and diluted(2)	$0.01	$0.01
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share	180,558,884	176,044,568
	As of December 31, 2013
	Actual	As adjusted(3)
	(in thousands)
Balance sheet data:
Cash, cash equivalents and investment in marketable securities	$2,308	$
Working capital(4)	1,144
Total assets	3,086
Total long-term liabilities	4,162
Total shareholders’ capital deficiency	(2,827)

(1)	Includes share-based compensation expenses as follows:

	Year ended December 31,
	2013	2012
	(in thousands)
Cost of revenues	$16	$23
Research and development	59	83
Selling, general and administrative	430	249
Total share-based compensation	$505	$355
(2)	Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period.
(3)	As adjusted gives effect to (i) the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the payment by us of bonuses of $500,000 in aggregate to certain of our executive officers upon completion of this offering, which is the maximum aggregate amount of bonuses we have agreed to pay.
(4)	Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows, and results of operations could be materially adversely affected. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

Risks Related to Our Business and Industry

We are largely dependent on the success of our lead product candidates, FMX101 and FMX102 for the treatment of acne and impetigo, respectively.

We have invested almost all of our efforts and financial resources in the research and development of FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, respectively. These are currently our only product candidates that have completed Phase II clinical trials. As a result, the success of our business depends on our ability to complete the development of, obtain regulatory approval for and successfully commercialize FMX101 or FMX102 in a timely manner. If we fail to do so, we may not be able to obtain adequate funding to continue to operate our business.

We have not conducted Phase III clinical trials for FMX101, FMX102 or any of our other product candidates, nor have we applied for regulatory approvals to market FMX101, FMX102 or any of our other product candidates, and we may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize our product candidates.

The process of developing, obtaining regulatory approval for and commercializing FMX101, FMX102 and any of our other product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage.

The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market FMX101, FMX102 or any other product candidate in the U.S. until we receive approval of a new drug application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with clinical data that demonstrates the safety, purity and potency of the product for the intended indication.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, as applicable, for FMX101 and FMX102, we must conduct Phase III clinical trials for each product candidate. These clinical trials will be substantially broader than our Phase II clinical trials and will require us to enlist a considerably larger number of patients in multiple clinics and medical centers across a number of different countries. Before commencing Phase III clinical trials in the U.S. we will also need to agree on a protocol with the FDA. We have not received regulatory clearance to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to foreign regulatory authorities. Our other product candidates are at earlier stages of development and therefore subject to even greater uncertainty and risk than FMX101 and FMX102, and may never progress to the clinical trial stage or beyond.

Phase III clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA or foreign regulatory authorities even if we believe those clinical trials to be successful. The FDA or applicable foreign regulatory agencies may suspend one or all of our clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit that data before considering or reconsidering any NDA or similar foreign regulatory application we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed, or may require us to expend more resources than we have available. It is also possible that additional studies we conduct may not be considered sufficient by the FDA or applicable foreign regulatory agencies to provide regulatory approval.

If any of these outcomes occur, we would not receive approval for FMX101 or FMX102 and may be forced to cease operations.

We have conducted only one Phase II clinical trial relating to each of FMX101 and FMX102, in each case outside the U.S. and without guidance from the FDA, the results of which may not be predictive of future trial results and upon which we may not be able to rely in seeking FDA approval.

Positive results in preclinical testing and early clinical trials do not ensure that later clinical trials will be successful. A number of pharmaceutical companies have suffered significant setbacks in clinical trials, including in Phase III, after promising results in preclinical testing and early clinical trials. These setbacks have included negative safety and efficacy observations in later clinical trials, including previously unreported adverse events.

To date, we have conducted only one Phase II clinical trial of each of FMX101 and FMX102 which met their respective primary efficacy and all secondary endpoints. However, we conducted these trials outside of the U.S. and did not receive input from the FDA via a Special Protocol Assessment, or SPA. The purpose of an SPA is to memorialize an agreement with the FDA on the protocol design and statistical analysis plan for clinical trials that will form the primary basis of an efficacy claim. In the absence of an agreed SPA, the FDA may not agree with our Phase II clinical trial protocol, which may prevent us from relying on our previous Phase II trial results. However, we intend to apply to the FDA for confirmation that our proposed indication, primary endpoint assessment and primary endpoint measurement in such trials are acceptable for continued clinical trials. In the absence of such confirmation, we may not be able to rely upon our Phase II clinical trial results in seeking approval to market FMX101 and FMX102 in the U.S. Even if the FDA provides such confirmation, our Phase III clinical trials may not be successful, and even if they are, the FDA may not approve our NDA for FMX101 or FMX102, should we be in a position to file one, and may not agree that the benefits of FMX101 or FMX102 outweigh its risks, or may raise new concerns regarding our clinical trial designs.

If the FDA does not conclude that FMX101 or FMX102 satisfy the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetics Act, or Section 505(b)(2), or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for these product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We expect to commence pivotal Phase II trials for FMX101 and FMX102 under the FDA’s 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for FMX101 and FMX102 by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for FMX101 and FMX102, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if these product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our Phase II clinical trials for FMX101 and FMX102 were not conducted head-to-head with the current standard of care for moderate-to-severe acne and impetigo, and the comparison of our results to those of existing drugs and the conclusions we have drawn from such comparisons may be inaccurate, or we may not be able to make such comparisons in the absence of head-to-head trials.

Our Phase II clinical trials for FMX101 and FMX102 were not conducted head-to-head with the drugs considered the current standard of care for the relevant indications, namely Solodyn for moderate-to-severe acne and Bactroban for impetigo. This means that none of the patient groups participating in these trials were treated with the standard of care drugs alongside the groups treated with our product candidates. Instead, we have compared the results of our clinical trials with historical data from prior clinical trials conducted for the standard of care drugs, as presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic, due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our trials with those published in the product labels for these standard of care drugs, including conclusions regarding the relative efficacy and expediency of FMX101 and FMX102, may be distorted by the inaccurate methodology of the comparison. In addition, the FDA generally requires adequate, well-controlled head-to-head clinical trials to support comparative claims regarding marketed products.

Due to our limited resources, personnel, time, potential patient pool and other constraints, we may not be able to conduct such head-to-head comparisons in any future trials, whether for FMX101, FMX102 or any of our other product candidates, and direct comparative results may therefore never become available. If we are unable to conduct head-to-head trials, even if FMX101 and FMX102 are approved for marketing in the U.S., we may not be able to make claims comparing FMX101 or FMX102 to the current standard of care, or other competitor products.

Our ability to finance our company and generate revenues depends on the clinical and commercial success of FMX101, FMX102 and our other product candidates. Many of the factors that will determine whether we gain such success are beyond our control, and our failure to do so will negatively impact our business.

Our near-term prospects, including our ability to finance our company and generate revenues, depends on the successful development, regulatory approval and commercialization of FMX101 and FMX102, as well as our future product candidates. The clinical and commercial success of FMX101, FMX102 and our other product candidates depends on a number of factors, many of which are beyond our control, including:

•	the FDA’s and foreign regulatory agencies’ acceptance of our parameters for regulatory approval relating to FMX101, FMX102 and our other product candidates, including our proposed indications, primary endpoint assessments, primary endpoint measurements and regulatory pathways;
•	the FDA’s and foreign regulatory agencies’ acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;
•	the FDA’s and foreign regulatory agencies’ acceptance of the sufficiency of the data we collected from our preclinical studies and early clinical trials of FMX101 or FMX102 to support the submission of an NDA or similar foreign regulatory application without requiring additional preclinical or clinical studies;
•	the FDA’s and foreign regulatory agencies’ willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our NDA or similar foreign regulatory application;
•	the recommendation of the FDA and foreign regulatory agencies’ advisory committee to approve our application without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

•	the FDA’s and foreign regulatory agencies’ willingness to grant separate approvals for adults and children, where we may have successful clinical trial results for children but not for adults, or vice versa;
•	the FDA’s and foreign regulatory agencies’ satisfaction with the safety and efficacy of FMX101, FMX102 or our other product candidates;
•	the prevalence and severity of adverse events associated with FMX101, FMX102 and our other product candidates;
•	the timely and satisfactory performance by third party contractors of their obligations in relation to our clinical trials, including any future Phase III clinical trials for FMX101 and FMX102;
•	our success in educating dermatologists, pediatricians and patients about the benefits, administration and use of FMX101, FMX102 and our other product candidates, if approved;
•	our ability to raise additional capital on acceptable terms in order to achieve our goals;
•	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments;
•	the effectiveness of our marketing, sales and distribution strategy and operations, as well as that of our current and future licensees;
•	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;
•	our ability to obtain, protect and enforce our intellectual property rights with respect to FMX101, FMX102 or our other product candidates; and
•	our ability to avoid third party claims of patent infringement or intellectual property violations.

If we fail to achieve these objectives or overcome the challenges presented above, many of which are beyond our control, in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of FMX101, FMX102 or our other product candidates to enable us to continue our business.

We may encounter delays in completing clinical trials for FMX101, FMX102 and our other product candidates and may even be prevented from commencing such trials due to factors that are largely beyond our control.

We have in the past and may in the future experience delays in completing our ongoing clinical trials and in commencing future clinical trials. We have already experienced delays in our Phase II clinical trial with FMX102 for impetigo that took place in Israel, due to our difficulty in enlisting a sufficient number of pediatric patients with the necessary severity of the disease to participate in the trial. This difficulty may arise again in future trials for impetigo, which has a low incidence in the developed countries in which we expect to conduct our trials, due to their higher sanitary conditions relative to developing countries. This difficulty may also arise in future trials for other indications and for our other product candidates.

We rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we have agreements governing the committed activities of our CROs, we have limited influence over their actual performance. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. Clinical trials can be delayed or aborted for a variety of other reasons, including delay or failure to:

•	obtain regulatory approval to commence a trial;
•	reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which may be subject to extensive negotiation and vary significantly among different CROs and trial sites;
•	obtain institutional review board, or IRB, approval at each site;
•	enlist suitable patients to participate in a trial;
•	have patients complete a trial or return for post-treatment follow-up;
•	ensure clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;
•	address any conflicts with new or existing laws or regulations;
•	add a sufficient number of clinical trial sites; or
•	manufacture sufficient quantities of the product candidate for use in clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including any new drugs or treatments that may be approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA or by the applicable foreign regulatory authorities. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in carrying out or completing any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

FMX101 and FMX102 may produce undesirable side effects that we may not have detected in our Phase II clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

Although FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo have so far been shown to have no reported systemic side effects and only a few cases of mild and temporary skin reactions have been reported, all of which disappeared on their own within 12 weeks from the beginning of the treatment, the acne condition of several of the patients who participated in the FMX101 4% trial worsened rather than improved. Furthermore, the Phase III clinical trials will involve a much larger patient base than the Phase II clinical trials, and the commercial marketing of FMX101 and FMX102, if approved, will further expand the clinical exposure of the drug to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported in the Phase II clinical trials.

The FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date on which we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

Additionally, in the event we discover the existence of adverse medical events or side effects caused by one of our product candidates, a number of other potentially significant negative consequences could result, including:

•	the FDA or foreign regulatory authorities may suspend or withdraw their approval of the product;
•	the FDA or foreign regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions;
•	the FDA or foreign regulatory authorities may require us to issue specific communications to healthcare professionals, such as letters alerting them to new safety information about our product, changes in dosage or other important information;
•	the FDA or foreign regulatory authorities may issue negative publicity regarding the affected product, including safety communications;
•	we may be limited with respect to the safety-related claims that we can make in our marketing or promotional materials;
•	we may be required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product; and
•	we could be sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

Even if FMX101, FMX102 or our other product candidates receive marketing approval, we may continue to face future developmental and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we complete clinical testing and receive approval of any regulatory filing for FMX101, FMX102 or any of our other product candidates, the FDA or applicable foreign regulatory agency may grant approval contingent on the performance of additional costly post-approval clinical trials, risk mitigation requirements and surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our products, if any.

The FDA or applicable foreign regulatory agency also may approve FMX101, FMX102 or any of our other product candidates for a more limited indication or a narrower patient population than we originally requested, or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping.

If we fail to comply with the regulatory requirements of the FDA or other applicable foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

•	suspend or impose restrictions on operations, including costly new manufacturing requirements;
•	refuse to approve pending applications or supplements to applications;
•	suspend any ongoing clinical trials;
•	suspend or withdraw marketing approval;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	seize or detain products;
•	ban or restrict imports and exports;
•	issue warning letters or untitled letters;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	refuse to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Even if FMX101, FMX102 or our other product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success.

Even if we obtain FDA or foreign regulatory approvals for FMX101, FMX102 or any of our other product candidates, the commercial success of such products will depend significantly on their broad adoption and use by dermatologists, pediatricians and other physicians for approved indications, including, in the case of FMX101 and FMX102, for the treatment of moderate-to-severe acne, impetigo and other therapeutic or aesthetic indications that we may seek to pursue.

Moreover, if the treatment of acne and impetigo with FMX101 and FMX102 is deemed to be an elective procedure, the cost of which is borne by the patient, it will not be reimbursable through government or private health insurance.

The degree and rate of physician and patient adoption of FMX101, FMX102 and any of our other product candidates, if approved, will depend on a number of factors, including:

•	the clinical indications for which the product is approved;
•	the safety and efficacy of our product as compared to existing therapies for those indications;
•	the prevalence and severity of adverse side effects;
•	patient satisfaction with the results and administration of our product and overall treatment experience, including relative convenience, ease of use and avoidance of, or reduction in, adverse side effects;
•	patient demand for the treatment of moderate-to-severe acne and impetigo or other indications;
•	overcoming biases of physicians and patients towards topical treatments for moderate-to-severe acne, impetigo or other indications and their willingness to adopt new therapies for these indications;
•	the cost of treatment in relation to alternative treatments, the extent to which these costs are reimbursed by third party payors, and patients’ willingness to pay for our products;
•	proper training and administration of our products by dermatologists, pediatricians and medical staff;
•	the revenues and profitability that our products will offer physicians as compared to alternative therapies; and
•	the effectiveness of our sales and marketing efforts, especially the success of any targeted marketing efforts directed toward dermatologists, pediatricians, other physicians, clinics and any direct-to-consumer marketing efforts we may initiate.

If FMX101, FMX102 or any of our other product candidates are approved for use but fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition will be adversely affected.

Our ability to market FMX101 and FMX102, if approved, will be limited to use for the treatment of moderate-to-severe acne and impetigo in the U.S., and if we want to expand the indications for which we may market FMX101 or FMX102 or the territories in which we may market these products, we will need to obtain additional regulatory approvals, which may not be granted.

We plan to seek regulatory approval for FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo in the U.S. If FMX101 or FMX102 is approved, the FDA will restrict our ability to market or advertise FMX101 or FMX102 for other indications and other territories, which could limit physician and patient adoption. We may seek to promote and commercialize FMX101 and FMX102 for the treatment of acne and impetigo in Europe by applying for marketing approval from the European Medicines Agency, or EMA, or we may develop new or additional uses or protocols for FMX101 or FMX102 in the future, but we may not receive the clearances required to do so. In addition, we would be required to conduct additional clinical trials or studies to support approvals for such additional jurisdictions or indications, which would be time consuming and expensive, and may produce results that do not support regulatory approvals.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside the U.S., it is required that a product receives pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

None of our products are currently approved for sale in any jurisdiction, including the U.S. or any international markets. If we fail to comply with regulatory requirements in the U.S. or any international market we decide to enter, or to obtain and maintain required approvals, or if regulatory approvals in the U.S. or the relevant international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Marketing approval in one jurisdiction does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for FMX101 and FMX102. This would reduce our target market and limit the full commercial potential of FMX101 and FMX102.

If FMX101, FMX102 or any of our other product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if dermatologists, pediatricians or other physicians misuse our products or use our products off-label, we may suffer severe repercussions.

The FDA and foreign regulatory agencies strictly regulate the marketing and promotional claims that are made about drug products, such as FMX101 or FMX102, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such foreign regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for FMX101 for the treatment of moderate-to-severe acne, the first indication we are pursuing, we cannot prevent physicians from using FMX101 on their patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other therapeutic or aesthetic indications. If we are found to have promoted such off-label uses, we may receive warning letters and become subject to significant liability, which would materially harm our business.

The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Dermatologists, pediatricians and other physicians may also misuse our products, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If our products are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. Furthermore, the use of our products for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Any of these events could harm our business and results of operations and cause our stock price to decline.

If we are not successful in developing, acquiring regulatory approval for and commercializing additional product candidates beyond FMX101 and FMX102, our ability to expand our business and achieve our strategic objectives would be impaired.

Although we will devote a substantial portion of our resources on the continued clinical testing and potential approval of FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, respectively, another key element of our strategy is to discover, develop and commercialize a portfolio of products based on our proprietary foam platforms to serve additional therapeutic markets. We are seeking to do so through our internal research programs, but our resources are limited, and those that we have are geared towards clinical testing and seeking regulatory approval of FMX101 and FMX102. We may also explore strategic collaborations for the development or acquisition of new products, but we may not be successful in entering into such relationships. While we expect our lead product candidates, FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, respectively, to commence Phase III clinical trials, all of our other potential product candidates remain in the early stages of development. Research programs to identify product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates;
•	competitors may develop alternatives that render our product candidates obsolete or less attractive;
•	product candidates we develop may nevertheless be covered by third parties’ patents or other proprietary rights;
•	a product candidate may in a subsequent trial be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third party payors, if applicable; and
•	intellectual property rights of third parties may potentially block our entry into certain markets, or make such entry economically impracticable.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing FMX101 and FMX102.

Our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

If we receive marketing approval, the first expected use of our products will be for the treatment of moderate-to-severe acne. The facial aesthetic market in general, and the market for acne treatments in particular, is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. This market is also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We are seeking regulatory approval of FMX101 for the treatment of moderate-to-severe acne. We anticipate that FMX101, if approved, will face significant competition from other acne products, including oral drugs such as Solodyn, Doryx, Dynacin and Minocin, and topical anti-acne drugs such as Acanya, Ziana, Epiduo, Benzaclin and Differin, all of which have been approved for marketing and are available to consumers. If approved, FMX101 may also compete with non-prescription anti-acne products and unapproved and off-label treatments. To compete successfully in the acne treatment market, we will have to demonstrate that FMX101 is safe and effective for the treatment of moderate-to-severe acne, has advantages over existing therapies, and that it does not infringe the intellectual property rights of any third parties. Competing in the acne market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Due to less stringent regulatory requirements, there are many more acne products and procedures available for use in international markets than are approved for use in the U.S. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face more competition in these markets than in the U.S.

We are seeking regulatory approval of FMX102 for the treatment of impetigo. We anticipate that FMX102, if approved, will face significant competition from other impetigo products, including Bactroban and Altabax, as well as oral antibiotics. If approved, FMX102 may also compete with non-prescription antimicrobial products and unapproved and off-label treatments. To compete successfully in the impetigo treatment market, we will have to demonstrate that FMX102 is safe and effective in reducing infected lesions, has advantages over existing therapies, and that it does not infringe the intellectual property rights of any third parties. Competing in the impetigo market could result in price-cutting, reduced profit margins and limited market share, any of which would harm our business, financial condition and results of operations.

Other pharmaceutical companies may develop competing products for acne, impetigo and other indications we are pursuing and enter the market ahead of us.

Other pharmaceutical companies are engaged in developing, patenting, manufacturing and marketing healthcare products that compete with those that we are developing. These potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly-traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop, foam-based or other topical treatments for acne, impetigo or other indications we are pursuing, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

For example, we were recently approached by a pharmaceutical company inquiring as to whether we would be interested in working with it to develop a foam-based acne product using an antibiotic from the tetracycline family, which is the same family of compounds as minocycline and doxycycline. Although we declined the offer, this pharmaceutical company may pursue such development, whether independently or in collaboration with others, and other companies may have similar intentions.

Furthermore, such potential competitors may enter the market before us, and their products may be designed to circumvent our issued patents and pending patent applications. They may also challenge, narrow or invalidate our issued patents or our patent applications, and such patents and patent applications may fail to provide adequate protection for our product candidates.

We have agreements with third party licensees to develop new product candidates for them utilizing our foam technology, and our ability to benefit from such product candidates could be impaired or delayed if our licensees’ efforts to develop and commercialize these product candidates are unsuccessful.

In parallel to our core business focused on the development of FMX101, FMX102 and our other product candidates, we have also entered into and are pursuing development and license agreements with various pharmaceutical companies for the development and commercialization of product candidates that combine our proprietary technology with the licensees’ drugs for the treatment of various indications. These license agreements generally provide rights to the licensees for a single active pharmaceutical ingredient, and grant the licensee exclusivity in the development and commercialization of the specific licensed product candidates incorporating such active pharmaceutical ingredient. Our entitlement to milestone payments and royalties from such potential product candidates is therefore dependent upon the licensees’ performance of their responsibilities and their continued cooperation in developing and commercializing the potential product candidates.

Our licensees may not cooperate with us or perform their obligations under our agreements with them. Furthermore, the obligations of the licensees under such agreements are, for the most part, limited to ‘commercially reasonable efforts,’ and they do not face penalties or other repercussions for failing to develop or commercialize the relevant product candidates within the designated timetable other than potentially forfeiting their rights to the relevant product candidate and assigning such rights to us. However, there is no guarantee that we will be able to successfully develop, manufacture or commercialize any such product candidate assigned to us. We cannot control the scope or timing of the resources that will be devoted by our licensees to performing their responsibilities under our agreements with them. Our licensees may choose to pursue alternative technologies in preference to those being developed with us. Several of these agreements may also be terminated for convenience by the licensee. The development and commercialization of these licensed product candidates as well as the anticipated milestone payments and royalties we hope to generate from them will be delayed or never obtained if the licensees fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements, or if they breach their agreements with us. Disputes with our licensees could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

We have granted several of our licensees the right to commercialize the licensed products for any indication, including acne and rosacea, which may allow them to compete against us using our own technology.

The license we granted to several of our licensees, with whom we are developing certain topical products based on our technology and the licensees’ proprietary drugs, allows them to commercialize the developed products for any topical application, not just for the specific indication for which each product was originally intended. If any such licensed product proves to be effective for moderate-to-severe acne, rosacea or any other indication that we are pursuing with FMX101, FMX102 or our other product candidates, we may face competition from these licensed products, as the licensees are not bound by any non-compete restrictions. Such competition may be especially challenging for us, as these licensees will have the benefit of our own foam technology along with their greater resources, experience and brand recognition, extensive marketing channels and other capabilities, and possibly the advantage of entering the market before us.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

In both the U.S. and other countries, sales of our products, if approved for marketing, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the U.S. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, as private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a law intended, among other things, to broaden access to health insurance and reduce or constrain the growth of healthcare spending. The Affordable Care Act increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and capped the total rebate amount for innovator drugs at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP.

Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

If we ever obtain regulatory approval and commercialization of FMX101, FMX102 or any of our other product candidates, these new laws may result in additional reductions in healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of FMX101, FMX102 or our other product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenues, raise capital, obtain additional licensees and market our products. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably sell FMX101, FMX102 or our other product candidates if reimbursement for these products is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of FMX101, FMX102 and our other product candidates, if approved, will depend on the reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for FMX101 or FMX102 or, if reimbursement is available, the level of reimbursement.

Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for FMX101, FMX102 or any of our other product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize FMX101, FMX102 or our other product candidates, profitably or at all, even if approved.

Legislative or regulatory healthcare reforms in the U.S. may make it more difficult and costly for us to obtain regulatory clearance or approval of FMX101, FMX102 or any of our other product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of FMX101, FMX102 or any of our other product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;
•	recall, replacement, or discontinuance of one or more of our products; and
•	additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results.

If in the future we acquire or in-license technologies or product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

In the future, we may acquire and in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to product candidates or technologies we in-license is not adequate, we may not be able to commercialize the affected products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our lead product candidates FMX101 and FMX102. As of December 31, 2013, we had capital resources consisting of cash, cash equivalents and investments in marketable securities of $2.3 million. On May 13, 2014 we closed an additional equity financing round in which we raised approximately $6.6 million from a group of investors.

We believe that we will continue to expend substantial resources for the foreseeable future for the clinical development of FMX101, FMX102, FDX104 and the development of other indications and product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of FMX101, FMX102, FDX104 and any of our other product candidates.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to fund our operating expenses and capital expenditure requirements throughout the Phase III clinical trials for our lead product candidates, FMX101 and FMX102, which we expect to complete by 2017. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional capital sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or additional license arrangements. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the results of our Phase III clinical trials for FMX101 and FMX102;
•	the timing of, and the costs involved in, obtaining regulatory approvals for FMX101, FMX102 or any of our other product candidates;
•	the number and characteristics of any additional product candidates we develop or acquire;
•	the scope, progress, results and costs of researching and developing FMX101, FMX102, FDX104 or any of our other product candidates, and conducting preclinical and clinical trials;
•	the cost of commercialization activities if FMX101, FMX102, FDX104 or any of our other product candidates are approved for sale, including marketing, sales and distribution costs;
•	the cost of manufacturing FMX101, FMX102, FDX104 or any of our other product candidates and any products we successfully commercialize and maintaining our related facilities;
•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the terms of and timing of such arrangements;
•	the degree and rate of market acceptance of any future approved products;
•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products or treatments;
•	any product liability or other lawsuits related to our products;
•	the expenses needed to attract and retain skilled personnel;
•	the costs associated with being a public company;
•	the costs associated with evaluation of our product candidates;
•	the costs associated with evaluation of third party intellectual property;
•	the costs associated with obtaining and maintaining licenses;
•	the costs associated with obtaining, protecting and enforcing intellectual property, such as costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, litigation costs and the outcome of such litigation; and
•	the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

Additional capital may not be available when we need them, on terms that are acceptable to us or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for FMX101, FMX102, FDX104 or any of our other product candidates;
•	delay, limit, reduce or terminate our research and development activities; or
•	delay, limit, reduce or terminate our establishment of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize FMX101, FMX102, FDX104 or any of our other product candidates.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing shareholders will be diluted and the terms of any new equity securities may have a preference over our ordinary shares. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict our ability to commercialize our product candidates or operate as a business.

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only two product candidates that have completed any clinical trials and have no sales, which, together with our limited operating history, make it difficult to assess our future commercial viability.

We are a small clinical-stage specialty pharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are not profitable and have incurred losses in each year since we commenced operations in 2003. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry.

To date, we have not obtained any regulatory approvals for any of our product candidates or generated any revenues from product sales relating to FMX101, FMX102 or any of our other product candidates. We have generated revenues only from down payments, milestone fees or development service fees paid toward or in the course of projects carried out under several of our development and license agreements with various pharmaceutical companies.

We continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. We have recorded a net loss of $1.7 million and $1.8 million for the years ended December 31, 2013 and 2012, respectively, had an accumulated deficit through December 31, 2013 of $17.1 million and had a working capital surplus of $1.1 million as of December 31, 2013. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, and seek regulatory approvals for, FMX101, FMX102 and several of our other product candidates, and begin to commercialize FMX101 and FMX102.

Our ability to achieve revenues and profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals and successfully manufacture, market and commercialize our products. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our ordinary shares and our ability to raise capital and continue operations.

We currently contract with third party subcontractors and suppliers for certain compounds and components necessary to produce FMX101 and FMX102 for clinical trials and expect to continue to do so to support commercial scale production if FMX101 or FMX102 is approved. This increases the risk that we will not have sufficient quantities of FMX101 or FMX102 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently rely on third party subcontractors and suppliers for certain compounds and components necessary to produce FMX101 and FMX102 for our clinical trials, including minocycline, doxycycline and other active ingredients, excipients used in the formulation of the foam, delivery apparatus comprising canisters, valves and propellants. We expect to continue to rely on these or other subcontractors and suppliers to support our commercial requirements if FMX101, FMX102 or any our other product candidates is approved for marketing by the FDA or foreign regulatory authorities.

Reliance on third party subcontractors and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third party subcontractors and suppliers may not be able to comply with cGMP or quality system regulation, or QSR, or similar regulatory requirements outside the U.S. If any of these risks transpire, we may be unable to timely retain alternate subcontractors or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of our product candidates, if approved.

Our failure or the failure of our third party subcontractors and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of FMX101, FMX102 or any of our other product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for FMX101, FMX102 or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

We will rely on third parties and consultants to assist us in conducting our Phase III clinical trials for FMX101 and FMX102 and studies and clinical trials for our other product candidates. If these third parties or consultants will not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize FMX101, FMX102 or any of our other product candidates.

We do not have the ability to independently perform all aspects of our preclinical studies and clinical trials. We will rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to assist us in conducting our Phase III clinical trials for FMX101 and FMX102 and studies and clinical trials for our other product candidates. The third parties with whom we intend to contract for execution of our clinical trials will play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties will not be our employees, and except for contractual duties and obligations, we will have limited ability to control the amount or timing of resources that they devote to our programs.

Although we will rely on these third parties to conduct certain aspects of our Phase III clinical trials and other studies and clinical trials, we will remain responsible for ensuring that each of our clinical trials and preclinical studies is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities will require us to comply with regulations and standards, commonly referred to as current good clinical practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We will also rely on our consultants to assist us in the execution, including data collection and analysis of our clinical trials.

In addition, the execution of clinical trials and preclinical studies, and the subsequent compilation and analysis of the data produced, will require coordination among these various third parties. In order for these functions to be carried out effectively and efficiently, it will be imperative that these parties communicate and coordinate with one another, which may prove difficult to achieve. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Our agreement with these third parties may inevitably enable them to terminate such agreements upon reasonable prior written notice under certain circumstances.

If the third parties or consultants that will assist us in conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or GCPs, or for any other reason, we may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in our efforts to, successfully commercialize these product candidates.

We have no experience manufacturing our product candidates at full commercial scale. If our product candidates are approved, we intend to outsource our manufacturing to third parties, and will face certain risks associated with such outsourcing.

We have developed a small-scale integrated research, development and testing facility located at our corporate headquarters in Rehovot, Israel. However, we have not equipped our facility with manufacturing capabilities, and do not currently plan to do so. We do not have experience in manufacturing our product candidates at commercial scale, and if our product candidates are approved, we intend to outsource all or a significant portion of the manufacturing of our products to third parties, including our drug substances and finished dose forms. Reliance on third parties to manufacture our products entails various risks, including the possibility of increased costs associated with the large- scale production of our products. These risks are similar to those involved in our current use of subcontractors and suppliers for certain compounds and components necessary to produce FMX101 and FMX102 for their clinical trials, as explained above.

If we are unsuccessful in outsourcing our manufacturing to third parties who are compliant with regulatory requirements, we may encounter delays or additional costs in achieving our commercialization objectives, which could materially damage our business and financial position.

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize FMX101, FMX102 or any other of our other product candidates, if approved, or generate product revenues.

We currently have limited marketing capabilities and no sales organization. To commercialize FMX101, FMX102 or any other of our other product candidates, if approved, in the U.S. and other jurisdictions we may seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If FMX101 or FMX102 receive regulatory approval, we expect to market FMX101 or FMX102 in the U.S. through a specialized internal sales force or a combination of our internal sales force and distributors, which will be expensive and time consuming.

There are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize FMX101, FMX102 or any of our other product candidates.

If we are not successful in commercializing FMX101, FMX102 or any of our other product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we would incur significant additional losses.

To establish our sales and marketing infrastructure and manufacturing capabilities, we will need to increase the size of our organization, and we may experience difficulties in managing this expansion.

As of May 19, 2014, we had 23 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize FMX101, FMX102 or any other product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

•	manage our clinical trials effectively;
•	identify, recruit, retain, incentivize and integrate additional employees;
•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and
•	continue to improve our operational, financial and management controls, reporting systems and procedures.

Due to our limited financial resources and our limited experience in managing a company with such anticipated expansion, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage expansion could delay the execution of our development and strategic objectives, or disrupt our operations.

We currently develop our clinical drug products exclusively in one research and development facility and may utilize this facility in the future to support commercial production if our product candidates are approved. If we are unable to extend the lease for this facility, or if this or any future facility or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any other reason, our ability to continue to operate our business would be materially harmed.

We currently research and develop both FMX101, FMX102 and our other product candidates exclusively in a single laboratory located in Rehovot, Israel. Our lease for this facility is set to expire on August 31, 2014, and if we are unable to extend the lease on acceptable terms, we will need to relocate our laboratory and headquarters to a new facility. This may disrupt our operations, delay currently planned clinical trials and preclinical studies and divert the attention and focus of our management to the logistical tasks and other burdens associated with such relocation, and away from the business.

Furthermore, if this or any future facility were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development facility is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be materially harmed.

Currently, we maintain insurance coverage totaling $0.3 million against damage to our property and equipment and $5.8 million in workers compensation coverage, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our other products we develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for FMX101, FMX102 or any of our other product candidates or products we develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants or cancellation of clinical trials;
•	costs to defend the related litigation, which may be only partially recoverable even in the event of successful defense;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenues; and
•	the inability to commercialize any products we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of FMX101, FMX102 or any other product we may develop. We currently carry general third party liability insurance up to an amount of $0.3 million per annum. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing FMX101 and FMX102, we intend to expand our insurance coverage to include the sale of FMX101 and FMX102; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop FMX101, FMX102 or any of our other product candidates, conduct our clinical trials and commercialize FMX101, FMX102 or any of our other products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, as well as our senior scientists. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of FMX101, FMX102 or any of our other product candidates.

Although we have not historically experienced unique difficulties in attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the pharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We will incur significant increased costs as a result of operating as a public company in the U.S., and our management will be required to devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002. This may result in deficient internal controls over our financial reporting, as well as sanctions or other penalties that would harm our business.

As a public company in the U.S., we will be subject to an extensive regulatory regime, requiring us to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in the U.S. in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the U.S. Securities and Exchange Commission, or the SEC, or the NASDAQ Global Market, and investors may lose confidence in our operating results and the price of our ordinary shares could decline.

We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed. Once we cease to qualify as an “emerging growth company,” our independent registered public accounting firm will need to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Even if we develop effective controls over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our ordinary shares and our ability to access the capital markets.

Our business involves the use of hazardous materials and we and our third party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third party subcontractors’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including minocycline and doxycycline, key components of our product candidates, and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We are licensed by the Israeli Ministry of Health to manufacture small batches of product in topical dose form for Phase I and II clinical trials. In some cases, these hazardous materials are stored at our and our subcontractors’ facilities pending their use and disposal.

Despite our efforts, we cannot eliminate the risk of contamination. This could cause an interruption of our commercialization efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our subcontractors and suppliers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

While we do not expect that FMX101 and FMX102, if approved for the treatment of moderate-to-severe acne and impetigo, will subject us to the various U.S. federal and state laws intended to prevent health care fraud and abuse, we may in the future become subject to such laws. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Although we believe the market for acne and impetigo therapies is less vulnerable to unfavorable economic conditions due to the significant discomfort and distress they inflict, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. We currently have very limited visibility regarding the prospects of FMX101, FMX102 or our other product candidates becoming eligible for reimbursement by any government or third party payor and the possible scope of such reimbursement, and we must assume that demand for these product candidates may be tied to discretionary spending levels of our targeted patient population.

The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for FMX101, FMX102 or any of our other product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, although the dollar appreciated against the shekel in 2011, the rate of devaluation of the dollar against the shekel was 2.7% and 6.5% in 2012 and 2013, respectively, which was compounded by inflation in Israel at a rate of 1.6% and 1.8%, respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Our Intellectual Property

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102 or any of our other product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.

Our commercial success depends in part on our ability to obtain and maintain patent protection and utilize trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely upon a combination of patents, trade secret protection and confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to FMX101, FMX102 and our other development programs. Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our issued patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds that are dispensed as a foam. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents. Moreover any disclosure to or misappropriation by third parties of our confidential proprietary information, unless we have sufficient patent and/or trade secret protection and we are able to enforce such rights successfully, could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

We currently have only one granted patent related to FMX101, FMX102 and FDX104 in the U.S., which is expected to remain in effect until 2030. Our issued patent relates to a composition of matter comprising a pharmaceutical active agent which can include minocycline or doxycycline, and therefore may be less protective than patents which claim a new drug. We also have patent applications claiming compositions of matter which relate to FMX101, FMX102 and FDX104 pending in various global markets including the U.S., Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of May 15, 2014, we had 64 granted patents and over 120 patent applications worldwide covering our foam-based platforms and other technology.

However, the patent applications that we own or license may fail to result in issued patents in the U.S. or foreign jurisdictions, or if issued may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Competitors in the field of topically-administered therapies comprising an active ingredient in foam presentation have created a substantial amount of scientific publications, patents and patent applications and other materials relating to their technologies. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents issued from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have a materially adverse effect on the patent, its scope and its enforceability. Our pending patent applications may not issue, and the scope of the claims of patent applications that do issue may be too narrow to adequately protect our competitive advantage. Also, our issued patents may be subject to challenges or narrowly construed and may not provide adequate protection.

Even if these patents do successfully issue, third parties may challenge the validity, enforceability or scope of such issued patents or any other issued patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within 9 months from the publication of their grant. Also, patents granted by the U.S. Patent and Trademark Office, or USPTO, may be subject to reexamination and other challenges. In addition, recent changes to the patent laws of the U.S. provide additional procedures for third parties to challenge the validity of patents issuing from patent applications filed after March 15, 2013. Furthermore, efforts to enforce our patents could give rise to challenges to their validity or unenforceability in court proceedings. If the patents and patent applications we hold or pursue with respect to FMX101, FMX102 or any of our other product candidates are challenged, it could threaten our competitive advantage for FMX101, FMX102 or any of our other product candidates. Furthermore, even if they are not challenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. To meet such challenges, which are part of the risks and uncertainties of developing and marketing product candidates, we may need to evaluate third party intellectual property rights and, if appropriate, to seek licenses for such third party intellectual property or to challenge such third party intellectual property, which may be costly and may or may not be successful, which could also have a material adverse effect on the commercial potential for FMX101, FMX102 and any of our other product candidates.

Further, if we encounter delays in our clinical trials, the period of time during which we could market FMX101, FMX102 or any of our other product candidates under patent protection could be reduced. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to FMX101, FMX102 or any of our other product candidates or (ii) conceive and invent any of the inventions claimed in our patents or patent applications.

Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be invoked by a third party, or instituted by USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the U.S. transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO under the new first-to-file system before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the U.S. resulting from the Leahy-Smith America Invents Act signed into law on September 16, 2011. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. Because of a lower evidentiary standard in certain USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Even where patent, trade secret and other intellectual property laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and our competitors have intellectual property portfolios of their own, some of which are substantial. An unfavorable outcome could have a material adverse effect on our business and could result in the challenged patent being interpreted narrowly or invalidated, or one or more of our patent applications may be not be granted.

We also rely on trade secret protection and confidentiality agreements to protect our know how, data and information prior to filing patent applications and during the period before they are published. We further rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

In an effort to protect our trade secrets and other confidential information, we incorporate confidentiality provisions in all our employees’ agreements and require our consultants, contractors and licensees to which we disclose such information to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that confidential information, as defined in the agreement and disclosed to the individual by us during the course of the individual’s relationship with us, be kept confidential and not disclosed to third parties for an agreed term. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position and we could lose our trade secrets or they could become otherwise known or be independently discovered by our competitors. Also, to the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Additionally, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information. Any of the foregoing could deteriorate our competitive advantages, undermine the trade secret and contractual protections afforded to our confidential information and have material adverse effects on our business.

Changes in U.S. or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other companies in the markets in which we participate, our success is heavily dependent on intellectual property, particularly patents. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and in the U.S. and many foreign jurisdictions patent policy also continues to evolve and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents, or both. Particularly in recent years in the U.S., there have been several major legislative developments and court decisions that have affected patent laws in significant ways and there may be more developments in the future that may weaken or undermine our ability to obtain new patents or to enforce our existing and future patents.

We have agreed to share ownership in certain patents that may result from our development and license agreements with certain major pharmaceutical companies, which may detract from our rights to such patents.

We have agreed with several of the pharmaceutical companies with whom we are developing certain topical products, based on our foam technology and the licensees’ active ingredients, to jointly own and have an undivided interest in patents that arise from the relevant projects, where the licensee made its own material contributions to the invention. In certain agreements, we have further agreed that inventions achieved exclusively or primarily by the licensees in the course of the development without significant contribution by us will be owned solely by them, and they will be allowed to file patent applications covering such inventions without our participation.

We have further granted certain licensees the primary right to enforce several of our existing patents, which we have licensed to these licensees to allow them to commercialize our jointly-developed product, in the event that any infringement of the licensed patents adversely affects the licensees’ ability to utilize the licenses for the purpose they were granted. Such rights may detract from our rights and title to such patents. In addition, any negative proceedings against our technology could impact any or all of our licensees, and we may be contractually responsible for the payment of certain claims and losses as a result of such impact.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. The Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Israeli Patent Law, 5727-1967, has previously held that employees may be entitled to remuneration for intellectual property that they develop during their service for a company despite their explicit waiver of such right. In a recent decision, the Committee overturned its position and upheld that an employee’s waiver of his right to remuneration is valid and binding, but the Committee’s inconsistency raises doubt as to the outcome in different sets of circumstances. Therefore, although we enter into agreements with our employees pursuant to which they waive their right to special remuneration for inventions created in the scope of their employment or engagement and agree that any such inventions are owned exclusively by us, we may face claims by employees demanding remuneration beyond their regular salary and benefits.

If we infringe or are alleged to infringe or otherwise violate intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of prescription topical drugs for the treatment of acne, impetigo and other indications have developed large portfolios of patents and patent applications relating to our business. In particular, there are patents held by third parties that relate to the treatment with minocycline-based and doxycycline-based products for indications we are currently pursuing with our product candidates, namely FMX101, FMX102 and FDX104. There may be issued patents that could be asserted against us in relation to such product candidates. There may also be issued patents held by third parties that may be infringed or otherwise violated by our other product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third party patents. There may also be third party patent applications that if approved and issued as patents may be asserted against us in relation to FMX101, FMX102, FDX104 or any of our other product candidates or activities. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages and legal fees. Further, if a patent infringement suit were brought against us, we could be temporarily or permanently enjoined or otherwise forced to stop or delay research, development, manufacturing or sales of the product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property, or such rights might be restrictive and limit our present and future activities. Ultimately, we or a licensee could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

There has been and there currently is substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to possible infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation, re-examination or other post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or of our other products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings and their outcome could impair our ability to compete in the marketplace and impose a substantial financial burden on us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, several of our employees were previously employed at universities or other pharmaceutical companies, including potential competitors. While we take steps to prevent our employees from using the proprietary information or know-how of others that is not in the public domain or that has not already been independently developed by us earlier, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages and possible ongoing royalties, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Foamix,” and have registered these trademarks in the U.S. and Israel. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our intellectual property, including our patents or the patents of our licensors. As a result, we may be required to file infringement claims to stop third party infringement or unauthorized use. This can be expensive and burdensome, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or licensees. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or licensees, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our ordinary shares could be significantly harmed.

We may not obtain intellectual property rights or otherwise be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. We primarily file patent applications in the U.S., and may file in some other selected jurisdictions on a case-by-case basis. As a result, our intellectual property rights in countries outside the U.S. are generally less extensive than those in the U.S. In addition, the laws of some foreign countries, particularly of certain developing countries, do not protect intellectual property rights to the same extent as federal and state laws in the U.S., and these countries may limit the scope of what can be claimed, and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not sought or obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Moreover, competitors or others may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Further, third parties may prevail in their claims against us, which could potentially result in the award of injunctions or substantial damages against us. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

Risks Related to an Investment in Our Ordinary Shares

An active, liquid and orderly trading market for our ordinary shares may not develop, which may inhibit the ability of our shareholders to sell ordinary shares following this offering.

Prior to this offering there has been no public market for our ordinary shares. An active, liquid or orderly trading market in our ordinary shares may not develop upon completion of this offering, or if it does develop, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of our ordinary shares may be subject to fluctuation and you could lose all or part of your investment.

The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price of our ordinary shares may decline following this offering. The stock market in general has been, and the market price of our ordinary shares in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;
•	market acceptance of our products;
•	the mix of products that we sell and related services that we provide;
•	the success or failure of our licensees to develop, obtain approval for and commercialize our licensed products, for which we are entitled to milestone payments and royalties;
•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;
•	development of technological innovations or new competitive products by others;
•	announcements of technological innovations or new products by us;
•	publication of the results of preclinical or clinical trials for FMX101, FMX102 or our other product candidates;
•	failure by us to achieve a publicly announced milestone;
•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;
•	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;
•	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;
•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;
•	changes in our expenditures to promote our products;
•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;
•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors;
•	the trading volume of our ordinary shares; and
•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business, if at all. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if no research reports are published about us or our business, or if one or more equity research analysts downgrades our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Substantially all of our shares outstanding prior to this offering and our shares issuable upon the exercise of warrants and vested options are subject to lock-up agreements with the underwriters that restrict the ability of their holders to transfer such shares for 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, an additional approximately        of our ordinary shares, including        ordinary shares issuable upon the exercise of our outstanding options, will be eligible for sale in the public market of which approximately will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended. However, we intend to file one or more registration statements on Form S-8 with the SEC covering all of the ordinary shares issuable under our share option plan and such shares will be available for resale following the expiration of the restrictions on transfer.

After this offering, the holders of approximately        ordinary shares will be entitled to registration rights. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

Investors in this offering will experience immediate substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares in this offering is considerably greater than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Accordingly, investors in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, the midpoint of the estimated initial public offering price range shown on the cover of this prospectus. In addition, if outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

The significant share ownership position of affiliates of our co-founders, Dr. Dov Tamarkin and Meir Eini, may limit your ability to influence corporate matters.

After giving effect to this offering, Tamarkin Medical Innovations Ltd., a company beneficially owned by Dr. Dov Tamarkin, or Tamarkin, our co-founder and chief executive officer, will beneficially own or control, directly or indirectly,        % of our outstanding ordinary shares (or        % if the underwriters fully exercise their option to purchase additional ordinary shares), and Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, or Eini, our co-founder, chief operations officer and chairman of our board of directors, will beneficially own or control, directly or indirectly,        % of our outstanding ordinary shares (or        % if the underwriters fully exercise their option to purchase additional ordinary shares). Accordingly, Tamarkin and Eini will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Tamarkin’s and Eini’s interests may not be consistent with those of our other shareholders. In addition, Tamarkin’s and Eini’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds we receive from this offering to conduct Phase III clinical trials and other pre-launch studies for FMX101 and FMX102, to conduct a Phase I/II clinical trial for FDX104, and to use the balance, if any, to conduct a Phase II clinical trial for FMX101 for the treatment of rosacea, for research and development of other pipeline products and for other general corporate purposes. However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight of director nominations requirement, and (iii) independence requirement for the board of directors. See “Management—Corporate Governance Practices.”

We may in the future elect to follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market) with regard to other matters as well, such as (i) the formation of a nominating and governance committee, (ii) separate executive sessions of independent directors and non-management directors and (iii) the requirement to obtain shareholder approval for certain dilutive events such as (a) for the establishment or amendment of certain equity-based compensation plans, (b) issuances that will result in a change of control of the company, (c) certain transactions other than a public offering involving issuances of a 20% or more interest in the company and (d) certain acquisitions of the stock or assets of another company.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to you than what is accorded to investors under the NASDAQ Stock Market rules applicable to domestic U.S. issuers.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (iv) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (v) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this offering in our business.

Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2013, and will not be classified as a PFIC for the taxable year ending December 31, 2014. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, we may be considered a PFIC for any taxable year.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Taxation—U.S. Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Risks Related to our Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, and research and development facilities are located in Rehovot, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of May 19, 2014, we had 20 employees based in Israel. Some of these employees, including a number of our executive officers, are military reservists, and may be called upon to perform military reserve duty of up to 54 days in each three year period until they reach the age of 40. In the case of officers and certain reservists with specific military professions, the duty may extend to 84 days in each three year period and continue until the age of 45 or even 49. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the U.S., to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. Most of our executive officers and the majority of our directors listed in this prospectus reside outside of the U.S., and most of our assets and most of the assets of these persons are located outside of the U.S. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment.

There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

FORWARD-LOOKING STATEMENTS; CAUTIONARY INFORMATION

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. The statements we make regarding the following matters are forward-looking by their nature:

•	the timing and conduct of our trials of FMX101, FMX102 and our other pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;
•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of FMX101, FMX102 and our pipeline products;
•	our expectations regarding future growth, including our ability to develop, and obtain regulatory approvals for, new products;
•	our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to effectively cover the relevant dermatological community;
•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;
•	our plans to develop and commercialize our pipeline products;
•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;
•	our estimates regarding the market opportunity for FMX101, FMX102 and our pipeline products;
•	the impact of our research and development expenses as we continue developing product candidates.
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	the impact of government laws and regulations; and
•	our expectations regarding the use of proceeds from this offering.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “Risk factors.” In addition, the sections of this prospectus entitled “Prospectus Summary” and “Business” contain information obtained from independent industry sources that we have not independently verified.

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, or $         million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed initial public offering price of $         , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $         would increase (decrease) the net proceeds that we receive from the offering by approximately $         million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 100,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $20–$25 million to conduct Phase III clinical trials and other pre-launch studies for FMX101 for the treatment of moderate-to-severe acne;
•	approximately $10–$15 million to conduct Phase III clinical trials and other pre-launch studies for FMX102 for the treatment of impetigo;
•	up to $5 million to conduct a Phase I/II clinical trial for FDX104 for the treatment of chemotherapy-induced rashes; and
•	the balance, if any, to conduct a Phase II clinical trial for FMX101 for the treatment of rosacea, for research and development of other pipeline products and for other general corporate purposes.

Our management will have significant flexibility in applying the net proceeds. Pending the uses described above, we intend to invest the net proceeds in interest-bearing investment-grade securities or deposits.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

See “Risk Factors—Risks Related to an Investment in Our Ordinary Shares—We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and “Description of Share Capital—Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

CAPITALIZATION

The following table presents our cash, cash equivalents and investments in marketable securities capitalization as of December 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis, to give further effect to (i) the issuance and sale of ordinary shares in this offering, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the payment by us of bonuses of $500,000 in aggregate to certain of our executive officers upon completion of this offering, which is the maximum aggregate amount of bonuses we have agreed to pay.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	As adjusted
	(in thousands, except share data)
Cash, cash equivalents and investments in marketable securities	$2,308	$
Total liabilities	$5,913	$
Shareholders’ capital deficiency:
Ordinary shares, NIS 0.01 par value: 260,000,000 shares authorized (actual) and shares authorized (as adjusted); 182,535,716 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted)(1)	471
Additional paid in capital	13,844
Accumulated deficit	(17,142)
Total shareholders’ capital deficiency	(2,827)
Total capitalization	$(2,827)	$

(1)	On , 2014, we effected a 1-for- reverse share split by means of consolidation of ordinary shares then outstanding for 1 ordinary share. The number of outstanding shares has been adjusted to reflect this reverse share split.

The preceding table excludes (i) warrants to purchase 21,661,530 ordinary shares as of May 19, 2014 at an exercise price of $0.499 per share, and (ii) 26,171,100 ordinary shares reserved as of May 19, 2014 for issuance to employees, directors, consultants and other service providers, of which options to purchase 13,520,000 ordinary shares have been granted at a weighted average exercise price of $0.09 per share. The warrants referred to above are currently for the purchase of preferred shares, but will automatically convert into ordinary shares immediately prior to our listing in connection with this offering, and we therefore consider such warrants to be for the purchase of ordinary shares for purpose of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         would increase (decrease) the as adjusted amount of each of share premium, total shareholders’ equity and total capitalization by $             million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. On an as adjusted basis, after giving effect to adjustments relating to this offering, our net tangible book value as of December 31, 2013 was $             million, or $             per ordinary share. As adjusted net tangible book value per ordinary share was calculated by:

•	subtracting our liabilities from our tangible assets;

•	increasing the tangible assets to reflect the net proceeds of this offering received by us as described under “Use of Proceeds”;

•	dividing the difference by the number of ordinary shares outstanding on an as adjusted basis.

The following table illustrates the immediate increase in our as adjusted net tangible book value of $             per ordinary share and the immediate as adjusted dilution to new investors:

Assumed initial public offering price per ordinary share		$
Actual net tangible book value per ordinary share as of December 31, 2013	$
Increase in net tangible book value per ordinary share attributable to the offering
As adjusted net tangible book value per ordinary share as of December 31, 2013 after giving effect to the offering		$
Dilution per ordinary share to new investors

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted net tangible book value after giving effect to this offering by $             per ordinary share and the dilution per ordinary share to new investors in this offering by $             , assuming that the number of ordinary shares offered remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

The table below summarizes, as of December 31, 2013, on the as adjusted basis described above, the differences between the number of ordinary shares purchased from us, the total consideration paid and the weighted average price per share paid by existing shareholders and by investors purchasing our ordinary shares in this offering at an assumed initial public offering price of $             per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	Amount	%
Existing shareholders		%		%	$
New investors		%		%	$
Total		%		%	$

The above discussion and tables are based on            ordinary shares issued and outstanding as of December 31, 2013, on an as adjusted basis as described above.

The discussion and table above assume no exercise of the underwriters’ option to purchase additional ordinary shares. If the underwriters exercise their option to purchase additional ordinary shares in full, the as adjusted number of our ordinary shares held by new investors will increase to                , or approximately        %, of the total as adjusted number of our ordinary shares outstanding after this offering.

The preceding table excludes (i) warrants to purchase 21,661,530 ordinary shares as of May 19, 2014 at an exercise price of $0.499 per share, (ii) 26,171,100 ordinary shares reserved as of May 19, 2014 for issuance to employees, directors, consultants and other service providers, of which options to purchase 13,520,000 ordinary shares have been granted at a weighted average exercise price of $0.09 per share. The warrants referred to above are currently for the purchase of preferred shares, but will automatically convert into ordinary shares immediately prior to our listing in connection with this offering, and we therefore consider such warrants to be for the purchase of ordinary shares for purpose of this prospectus.

If all of such outstanding options and warrants were exercised, as adjusted net tangible book value per share would be $         , dilution per ordinary share to new investors would be $            , the number of shares held by our existing shareholders would increase to        , constituting        % of our total issued shares (while new shareholders in this offering would only hold        % of our issued shares), the total consideration amount paid by existing shareholders would increase to $         million, or        % of total consideration received by us for our shares (while the percentage of consideration paid by new shareholders in this offering would decrease to        %) and the average price per share paid by our existing shareholders would instead be $         .

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data. You should read the following selected financial data in conjunction with, and it is qualified in its entirety by reference to our historical financial information and other information provided in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

The selected statements of operations data for the years ended December 31, 2013 and 2012 and the balance sheets data as of December 31, 2013 and 2012 are derived from our audited financial statements appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with U.S. GAAP, as issued by the FASB.

	Year ended December 31,
	2013	2012
	(in thousands, except per share data)
Statements of operations data:
Revenues	$1,404	$1,086
Cost of revenues(1)	453	491
Gross profit	951	595
Operating expenses:
Research and development(1)	1,554	1,530
Selling, general and administrative(1)	753	625
Total operating expenses	2,307	2,155
Operating loss	1,356	1,560
Finance expenses, net	390	207
Loss for the year(1)	1,746	1,767
Loss per share basic and diluted(2)	$0.01	$0.01
Weighted average number of shares outstanding used in computation of basic and diluted loss per share	180,559	176,045
	As of December 31,
	2013	2012
	(in thousands)
Balance sheet data:
Cash, cash equivalents and investment in marketable securities	$2,308	$950
Working capital(3)	1,144	836
Total assets	3,086	1,389
Total long-term liabilities	4,162	4,053
Total shareholders’ capital deficiency	(2,827)	(3,027)

(1)	Includes share-based compensation expenses as follows:

	Year ended December 31,
	2013	2012
	(in thousands)
Cost of revenues	$16	$23
Research and development expenses	59	83
Selling, general and administrative	430	249
Total share-based compensation expenses	$505	$355
(2)	Basic and diluted earnings (loss) per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period.
(3)	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly those in the “Risk Factors.”

Overview

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, impetigo and other skin conditions. Our lead product candidates, FMX101 for moderate-to-severe acne and FMX102 for impetigo, are novel topical foam formulations of the antibiotic minocycline. We developed FMX101 and FMX102 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth.

We have devoted extensive resources and efforts in the research and development of our proprietary technology upon which FMX101, FMX102 and our other product candidates are based. We have completed Phase II clinical trials for FMX101 and FMX102 that have shown favorable results in terms of efficacy, expediency, safety and convenience, and plan to commence pivotal Phase III clinical trials for both product candidates in 2015. We expect these trials to support a new drug application, or NDA, submission for each of these applications under the FDA’s 505(b)(2) regulatory pathway. However, we expect that it will be several years, if ever, before we have approval to commercialize FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo in the U.S. and other international markets.

We have also entered into development and license agreements relating to our technology with various pharmaceutical companies such as Bayer, Merz and Actavis. These agreements have generated $12.7 million in revenues to date from upfront payments and development and milestone fees, and may entitle us to an additional aggregate amount of up to approximately $30 million in milestone fees if certain conditions are met. We are further entitled to royalties from net sales of the licensed products (or, in certain cases, from net profits generated by them) if they are approved for marketing by the relevant regulatory authorities and commercialized by the licensees.

We were founded in January 19, 2003 and have achieved a number of significant milestones since then:

•	From 2003 to 2013, we developed multiple foam technology platforms, including our emulsion-based foam, water-free ointment foam, hydrophilic foam, oil foam, hydro-ethanolic foam and nano-emulsion foam.
•	From 2003 to 2014, we filed many patent applications in the U.S., of which 28 have been granted to date.
•	From 2007 to 2010, we developed a novel, stable foam formulation of minocycline, namely FMX101 and FMX102, for the treatment of acne and impetigo.
•	From 2010 to 2013, we conducted and completed two Phase II clinical trials for FMX101 and FMX102 in Israel.
•	From 2009 to 2014, we developed a novel, stable foam formulation of doxycycline, known as FDX104, for the treatment of chemotherapy-induced rashes.
•	From 2003 to 2013, we entered into a series of development and license agreements with various pharmaceutical companies for the development of products combining our proprietary foam technology with various drugs owned by the licensees, which products are to be further developed and commercialized by the licensees.
•	In 2007 we received cGMP certification from the Israel Ministry of Health for our research and development facility in Rehovot, Israel, specifically for the production of small batches of supplies for our Phase I and Phase II clinical trials.

To date, we have financed our operations primarily with the net proceeds from private placements of our shares and convertible notes, and from upfront payments, development fees and milestone fees received under our development and license agreements.

Since inception, we have incurred significant operating losses. Our operating losses were $1.4 million and $1.6 million for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013, we had an accumulated deficit of $17.1 million. We have not generated any revenues to date from sales of FMX101 or FMX102.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	initiate pivotal Phase III clinical trials for FMX101 and FMX102 to support NDA submissions to the FDA;
•	establish and expand our sales, marketing and distribution infrastructure to commercialize FMX101 and FMX102 and any other product candidates for which we may obtain marketing approval;
•	continue preclinical and clinical research and development of our product candidates, including FMX101 and FMX102;
•	seek marketing approvals for FMX101 and FMX102 and any other products in new territories;
•	maintain, expand and protect our intellectual property portfolio;
•	hire additional operational, marketing, sales, clinical, quality control and scientific personnel;
•	add operational, financial and management information systems and personnel, including personnel to support our product development, any future commercialization efforts and our transition to a public company;
•	acquire or in-license other products and technologies;
•	identify additional product candidates; and
•	evaluate third party intellectual property, for example to review additional candidates and for commercialization of our products.

Financial Operations Overview

Revenues

To date, we have not generated any revenues from sales of FMX101 or FMX102. We do not expect to commercially launch FMX101 or FMX102 or generate any revenues from sales before 2017, after completing their development and clinical testing, obtaining approvals for their marketing in the U.S. and conducting preliminary onsite training and hands-on demonstrations in selected dermatological clinics throughout the U.S. Our ability to generate revenues from sales will depend on the successful commercialization of FMX101 and FMX102.

As of December 31, 2013, we have generated cumulative revenues of $12.7 million under development and license agreements, of which $8.8 million were paid as development fees and cost reimbursements and $3.9 million were upfront and milestone payments. We may become entitled to additional milestone payments in an aggregate amount of up to $30 million, subject to achievement of the applicable milestones, of which $16 million are sales-related milestone payments. In light of the current phase of development under these agreements, we do not expect to receive significant milestone payments in the near term, if at all. We are also entitled to royalties from net sales or net profits generated by the various products to be developed under these agreements, if they are successfully commercialized. In those development and license agreements in which royalties are based on net sales, their rate ranges from 3% to 8.5%, and in the agreement in which royalties are based on net profits, their rate is 6%.

Operating Expenses

Research and development expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as our pipeline products progress into clinical trials. The costs of obtaining and maintaining intellectual property protection and related activities including evaluations are accounted for as part of the research and development expenses and can be a substantial part of these expenses. However, we do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Our research and development expenses relate primarily to the development of FMX101 and FMX102. Since 2007, we cumulatively spent approximately $10.3 million on research and development of FMX101 and FMX102. Our total research and development expenses in 2013 were $1.6 million. We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in absolute terms in the near term.

The successful development of FMX101 and FMX102 and additional product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of our technology for additional indications. This uncertainty is due to numerous risks and variables associated with developing products, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	preclinical results;
•	clinical trial results;
•	the terms and timing of regulatory approvals;
•	our ability to file, prosecute, obtain, maintain, defend and enforce patents and other intellectual property rights and the expense of filing, prosecuting, obtaining, maintaining, defending and enforcing patents and other intellectual property rights;
•	the ability to market, commercialize and achieve market acceptance for FMX101, FMX102 or any other product candidate that we may develop in the future; and
•	our ability to evaluate, acquire or in-license intellectual property, if needed, to facilitate the commercialization of our products and technologies.

A change in the outcome of any of these variables with respect to the development of FMX101, FMX102 or our other product candidates could result in a significant change in the costs and timing associated with their development. For example, if the FDA or foreign regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those which we currently anticipate for the completion of clinical development of our product candidates, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

Research and development expenses consist primarily of:

•	employee-related expenses, including salaries, benefits and related expenses, including share based compensation expenses;
•	expenses incurred under agreements with third parties, including subcontractors, suppliers and consultants that conduct regulatory activities, clinical trials, preclinical studies;
•	expenses incurred to acquire, develop and manufacture clinical trial materials;
•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other operating costs;
•	costs associated with preclinical and clinical activities and regulatory operations; and
•	costs associated with filing, prosecuting, obtaining and maintaining patents and other intellectual property.

We have managed to finance our research and development operations and expenses without the aid of government grants, other than a loan in the amount of approximately $450,000 received from the Israel-U.S.

Bi-national Industrial Research and Development Foundation, or BIRD, in 2008. Accordingly, we are not subject to the provisions of the Law for Encouragement of Research and Development in Industry, 5744-1984, nor to any directives issued by the Israeli Office of the Chief Scientist.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and related expenses, including share based compensation expenses;
•	costs associated with market research and business development activities in preparation for future marketing and sales, including activities intended to select the most promising product candidates for further development and commercialization;
•	legal and professional fees for auditors and other consulting expenses not related to research and development activities or to market research or business development activities;
•	cost of offices, communication and office expenses;
•	information technology expenses; and
•	depreciation of tangible fixed assets related to our general and administrative activities or to our market research and business development activities.

As part of our growth strategy, we have begun building up our dedicated U.S. marketing and business development team and infrastructure, and we intend to further increase such U.S. infrastructure, as well as expand our marketing effort to new markets. We therefore expect selling and marketing expenses to increase in absolute terms and as a percentage of our revenues. We expect that our general and administrative expenses will also increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the U.S., including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations. In addition, upon the completion of this offering, and subject to certain conditions, we have agreed to pay bonuses of up to $500,000 in the aggregate to certain of our executive officers for their contribution to completing this offering.

Financial Income / Financial Expense

Finance expenses consist primarily of convertible loans interest and the beneficial conversion feature of the convertible loans, or BCF, net of exchange rate differences. Finance income includes change in fair value of marketable securities.

Taxes on Income

The standard corporate tax rate in Israel for the 2014 tax year and thereafter is 26.5%, and was 25% for each of the 2012 and 2013 tax years.

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $16.8 million as of December 31, 2013. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

Under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, and other Israeli legislation, we may be entitled to certain additional tax benefits if we decide to establish a manufacturing facility in Israel and produce our products in-house. Such tax benefits may include reduced tax rates and accelerated depreciation and amortization rates for tax purposes on certain assets.

Results of Operations

Comparison of the years ended December 31, 2013 and 2012

The following table summarizes our results of operations for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(in thousands)
Revenues	$1,404	$1,086
Cost of revenues(1)	453	491
Gross profit	951	595
Operating expenses:
Research and development(1)	1,554	1,530
Selling, general and administrative(1)	753	625
Total operating expenses	2,307	2,155
Operating loss	1,356	1,560
Finance expenses, net	390	207
Loss	$1,746	$1,767

(1)	Includes share-based compensation:

	Year ended December 31,
	2013	2012
	(in thousands)
Cost of revenues	$16	$23
Research and development	59	83
Selling, general and administrative	430	249
Total share-based compensation	$505	$355

Revenues

Our total revenues increased by $318,000, or 29%, from $1.1 million in the year ended December 31, 2012 to $1.4 million in the year ended December 31, 2013, due to an increase in fees from our licensees.

Operating Expenses

Our operating expenses for the years ended December 31, 2013 and 2012 were as follows:

	Year ended December 31,
	2013	2012
	(in thousands)
Research and development	$1,554	$1,530
Selling, general and administrative	753	625
Total operating expenses	$2,307	$2,155

Research and development expenses

Research and development expenses increased $24,000 or 1.6%, from $1.5 million in the year ended December 31, 2012 to $1.6 million in the year ended December 31, 2013. These expenses were primarily related to the development of FMX101 and FMX102, and the increase resulted primarily from an increase in employee-related and patent registration expenses that was partially offset by a decrease in consultancy expenses. Salary and employee-related expenses increased $78,000 in the year ended December 31, 2013 due to an increase in the number of employees focused on research and development of FMX101 and FMX102. Patent prosecution-related expenses increased $140,000 in the year ended December 31, 2013 primarily due to an increase in success fees paid to our patent attorneys following the grant of U.S. patents, in accordance with the terms of our engagement with them. Professional consulting costs related to non-clinical development activity decreased by $145,000 in the year ended December 31, 2013 due to completion of our Phase II clinical trial for FMX101.

Selling, General and administrative expenses

Selling, general and administrative expenses increased by $128,000, or 20.5%, from $625,000 in the year ended December 31, 2012 to $753,000 in the year ended December 31, 2013. The increase in selling, general and administrative expenses resulted primarily from $181,000 increase in share-based compensation expenses and decrease of $60,000 in professional consulting expenses.

Finance expenses

Our net finance expenses include cash and non-cash components. The cash component of our finance expenses consists of bank fees and realized gain or loss on marketable securities. The non-cash components of our net finance expenses consist of (i) interest and BCF accrued on convertible loans and payable upon the maturity date of the loans or their conversation into equity, (ii) linkage of the BIRD foundation loan to the U.S. CPI, (iii) gain or loss from foreign currency exchange differentials, and (iv) changes in fair value of marketable securities. The finance expenses (or income) by cash and non-cash components are as follows:

	Year ended December 31,
	2013	2012
	(in thousands)
Non-cash—convertible loan interest and BCF	$426	$263
Other expenses	8	10
Non-cash foreign exchange loss, net	25	1
Total expenses	459	274
Less:
Changes in fair value of marketable securities	69	67
Finance expenses, net	$390	$207

Finance expenses, net, increased by $183,000, or 88.4%, from $207,000 in the year ended December 31, 2012 to $390,000 in the year ended December 31, 2013. The increase was primarily due to an increase of $163,000 in the interest and BCF accrued on our convertible loans and a foreign currency exchange loss of $24,000 resulting from the translation of NIS balances into U.S. dollars.

Taxes on income

We had no income tax expenses in either 2012 or 2013, and we do not foresee any tax liabilities in the near future.

Liquidity and Capital Resources

Liquidity

Since our inception, we have incurred losses from operations and negative cash flows from our operations. For the year ended December 31, 2013 we incurred a net loss of $1.7 million, which included non-cash interest and BCF accrual of $426,000 on our convertible loans, while we provided $228,000 from our operating activities. As of December 31, 2013, we had a working capital surplus of $1.1 million and an accumulated deficit of $17.1 million. Our principal source of liquidity as of December 31, 2013 consisted of cash and cash equivalents and marketable securities of $2.3 million. On May 13, 2014, the Company completed a private placement of preferred shares with a group of new investors and several of its existing shareholders, raising a total of $6.6 million in consideration of 13,178,190 preferred shares and 13,578,743 warrants to purchase preferred shares. Following our receipt of the proceeds from the May 2014 private placement and the net proceeds of this offering, we anticipate that we will be able to fund our operating expenses and capital expenditure requirements throughout the Phase III clinical trials for our lead product candidates, FMX101 and FMX102, which we expect to complete by 2017.

Capital resources

Overview.    To date, we have financed our operations through private placements of equity securities, and convertible loans and through fees and cost reimbursements received from our licensees. From inception through May 19, 2014, we have received net cash proceeds of approximately $22.5 million from the sale of ordinary shares and from convertible loans. Although our convertible loans have been converted in their entirety into shares and warrants on May 13, 2014 and are no longer outstanding, our liabilities and shareholders’ equity were significantly impacted by these loans in the years 2012 and 2013 presented in the financial statements included in this prospectus. This impact was amplified by the beneficial conversion feature and share issuance feature that were incorporated in such loans. Accordingly, we have included below a short description of the terms of these convertible loans and their accounting treatment.

2011 convertible loans.    In January 2011 we entered into a convertible loan agreement, referred to as the 2011 loan agreement, with several of our existing shareholders and other lenders. Pursuant to the 2011 loan agreement, we initially received loans in an aggregate principal amount of $1.7 million, bearing interest at 8% per annum. The principal and all accrued interest were to be either (i) repaid upon the earlier of three years from the date of closing of the 2011 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of our shares at a 30% discount on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of our shares or a merger, acquisition, asset sale or similar deemed-liquidation event. The conversion discount rate was adjustable to up to 50% under certain circumstances that did not materialize.

In the fourth quarter of 2011 and the first quarter of 2012 we received an additional amount of $483,000 in convertible loans from shareholders and other lenders who joined the 2011 loan agreement. The convertible loans received under the 2011 loan agreement in 2011 and 2012, collectively, are referred to as the 2011 loans.

2012 convertible loans.    In June 2012 we entered into another convertible loan agreement, referred to as the 2012 loan agreement, with several of our existing shareholders. Pursuant to the 2012 loan agreement, we initially received loans in an aggregate principal amount of $1.5 million, bearing interest at 6% per annum. The principal and all accrued interest were to be either (i) repaid upon the earlier of four years from the date of closing of the 2012 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of our shares at a 25% discount on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of our shares or a merger, acquisition, asset sale or similar deemed-liquidation event. The principal and interest under the 2012 loan agreement were also convertible at the discretion of the lender, at a discount of 25%, upon an equity financing round in excess of $2.5 million, even if not qualified. Furthermore, each lender under the 2012 loan agreement was issued, for no additional consideration, one ordinary share for each $0.365 of principal amount of its loan. As a result, we issued the lenders under the 2012 loan agreement a total of 3,953,498 ordinary shares, in addition to any shares that may have been issuable to them upon conversion of their loans.

In May and June of 2013 we received an additional amount of $1.5 million in convertible loans from shareholders who joined the 2012 loan agreement. In accordance with the terms of such loan agreement, we issued these joining lenders a total of 4,108,218 ordinary shares upon receiving their loans. The convertible loans received under the 2012 loan agreement in 2012 and 2013, collectively, are referred to as the 2012 loans.

Total liability pursuant to 2011 and 2012 loans.    The total principal amount of convertible loans outstanding and payable to all lenders under both the 2011 and 2012 loans was $5.1 million and $3.6 million as of December 31, 2013 and December 31, 2012, respectively. Of such amounts, $3.0 million and $2.9 million were recorded as a liability in our balance sheet for each of 2013 and 2012, respectively, with the remainder recorded as additional paid-in capital for each of such years. Additionally, we owed all lenders accrued interest in a total amount of $817,000 and $384,000 as of December 31, 2013 and December 31, 2012, respectively. As a result, the total amount recorded as a liability for convertible loans on our balance sheet was $3.8 million and $3.3 million as of December 31, 2013 and December 31, 2012, respectively.

Subsequent events.    During the first quarter of 2014, we reached an agreement with certain lenders of the 2011 loans that were due to mature during that period, according to which the maturity date of those loans was deferred by one year and the interest rate was increased to 12% for the duration of the deferral period. On May 13, 2014, we completed an equity financing round in which we raised $6.6 million from a group of investors and existing shareholders. The May 2014 financing round constituted a ‘qualified round’ under the 2011 and 2012 loan agreements, and consequently triggered the conversion of all loans outstanding under such agreements into equity. Accordingly, all principal amounts and accrued interest owed under the 2011 and 2012 loans, including those deferred as aforesaid, were converted in their entirety at that time into a total of 16,165,574 preferred shares and 8,082,787 preferred warrants. Such preferred shares and warrants will be converted into ordinary shares and ordinary warrants of the same number immediately prior to the completion of this offering, in accordance with their terms.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$228	$(2,389)
Investing activities	(35)	(33)
Financing activities	$1,500	$1,781

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items mainly include depreciation and amortization interest in convertible loan and share-based compensation.

Net cash provided by operating activities was $228,000 in the year ended December 31, 2013, compared to $2.4 million of net cash used in operating activities in the year ended December 31, 2012. The increase was attributable primarily to a $255,000 increase in cash, resulting from net sales of marketable securities during 2013 compared to a net investment of $816,000 in marketable securities in 2012, increase in deferred revenues of $954,000 in 2013 compared to a decrease of $438,000 in deferred revenues in 2012 and offset by an increase in trade receivable of $312,000 in 2013 compared to $58,000 in 2012.

Net cash used in investing activities

The use of cash in investing activities has been primarily related to amounts deposited to cover employee rights upon retirement. Net cash used in investing activities was $35,000 in the year ended December 31, 2013, compared to $33,000 in the year ended December 31, 2012.

Net cash provided by financing activities

Net cash provided by financing activities was $1.5 million in the year ended December 31, 2013, compared to $1.8 million in the year ended December 31, 2012. The $281,000 decrease was attributable primarily to a decrease in the amount of proceeds received under convertible loans in the year ended December 31, 2013. See “—Cash and funding sources.”

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2013 and 2012:

	Proceeds from issuance of convertible loans and ordinary shares	Payments from licensees	Total
	(in thousands)
Year ended December 31, 2013	$1,500	$2,100	$3,600
Year ended December 31, 2012	1,781	759	2,540

Our sources of financing in the year ended December 31, 2013 totaled $3.6 million and consisted of (i) $1.5 million in proceeds from issuance of convertible loans and ordinary shares, and (ii) $2.1 million in cash payments received from licensees.

Our sources of financing in the year ended December 31, 2012 totaled $2.5 million and consisted primarily of (i) $1.8 million in proceeds from issuance of convertible loans and ordinary shares, and (iii) $759,000 in cash payments received from licensees.

We have no ongoing material financial commitments (such as lines of credit) that may affect our liquidity over the next five years.

Funding requirements

We believe, based on our current business plan, that our existing cash, cash equivalents and marketable securities, together with the net proceeds of this offering, will enable us to fund our operating expenses and capital expenditure requirements throughout the Phase III clinical trials for our lead product candidates, FMX101 and FMX102, which we expect to complete by 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing and completion of preclinical testing and clinical trials for FMX101 and FMX102 or any future pipeline product;

•	selling, marketing and patent-related activities undertaken in connection with the anticipated commercialization of FMX101 and FMX102 and any other product candidates and costs involved in the development of an effective sales and marketing organization;

•	the time and costs involved in obtaining regulatory approval for FMX101, FMX102 and our other pipeline products and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products;

•	the number of potential new products we identify and decide to develop;

•	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of FMX101, FMX102 and any other pipeline product.

For more information as to the risks associated with our future funding needs, see “Risk factors—We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.”

Contractual obligations and commitments

Our significant contractual obligations as of December 31, 2013 are summarized in the following table.

Payments due by period
Less than 1 year
(in thousands)
Operating lease obligations(1)	$104,000

(1)	Operating lease obligations consist of payments pursuant to a lease agreement, net of sublease amounts, for our offices and laboratory facility, which expires August 31, 2014.

Off-balance Sheet Arrangements

As of the date of this prospectus, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in Israeli shekels, accounting for 67% and 61% of our expenses in the years ended December 31, 2013 and 2012, respectively, almost all our revenues were generated under agreements denominated in U.S. dollars and our share issuance and convertible loan agreements, which are the main source of our financing, are denominated in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in shekels, we expect to incur an increasing amount of expenses in U.S. dollars as we expand our operations in the U.S. We also have expenses, although to a much lesser extent, in other non-dollar currencies, in particular the Euro. Moreover, for the next few years we expect that the substantial majority of our revenues, if any, will be denominated in U.S. dollars from the sale of FMX101 and FMX102 in the U.S. Having the substantial majority of our revenues denominated in U.S. dollars while having a substantial portion of our expenses denominated in Israeli shekels and other non-U.S. currencies exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Risk Factors—Exchange rate fluctuations between the U.S. dollar and the Israeli shekel may negatively affect our earnings.”

A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any appreciation of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by 6.5%, the effect of which was compounded by inflation in Israel at a rate of approximately 1.8%. In 2012, the value of the shekel appreciated in relation to the U.S. dollar by 2.7%, the effect of which was compounded by inflation in Israel at the rate of approximately 1.6%.

Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our statements of operations.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in Average Exchange Rate
	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2012	2.7%	1.7%
2013	6.5%	4.5%

As we begin clinical trials of FMX101 and FMX102 in the U.S., we will continue to monitor exposure to currency fluctuations. We do not currently engage in currency hedging activities in order to reduce this currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but we may not be fully protected against material foreign currency fluctuations.

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date, however, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Application of Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. GAAP, as issued by the FASB. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (i) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (ii) changes in the estimate could have a material impact on our financial condition or results of operations.

Research and development expenses

Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to us considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. Given the current stage of the development of our product candidates, no development expenditures have yet been capitalized. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Share-based compensation

We account for our share-based compensation for employees in accordance with the provisions of ASC 718, Compensation—Stock Compensation, U.S. GAAP “Stock-based Payment,” which requires us to measure the cost of share-based compensation based on the fair value of the award on the grant date.

Option Valuations

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The resulting cost of a share incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method, and classify these amounts in the financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair value of our ordinary shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed below in “—Valuation of our ordinary shares.”

•	Volatility. The expected share price volatility was based on the historical volatility of the ordinary shares of comparable companies that are publicly traded.

•	Expected term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Since adequate historical experience is not available to provide a reasonable estimate, the expected term for grants to employees and directors is determined based on the midpoint between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date). The expected term for grants to consultants and service providers is determined based on the contractual life of the options.

•	Risk-free rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the expected term of the options.

•	Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted on the dates indicated below. The last option grant took place on March 31, 2014.

2013
Expected volatility (%)	64.5%
Expected term (years)	10
Risk-free rate (%)	0.70%
Expected dividend yield (%)	0%

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees since January 1, 2013, as well as the estimated fair value of the underlying ordinary shares on the grant date.

Date of grant	Number of shares subject to awards granted	Exercise price per share	Estimated fair value per ordinary share at grant date	Estimated share option aggregate grant date fair value(1)
May and July 2013	1,150,000	$0.12	$0.43	417

(1)	We determined the aggregate grant date fair value using the Black-Scholes option-pricing model.

Based on the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of the awards outstanding as of December 31, 2013 was $             million, of which $             million related to vested options and $             million related to unvested options.

Valuation of our ordinary shares

Due to the absence of an active market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid.

May and July 2013 Awards.    On May 8 and July 9, 2013, we granted options to purchase 1,150,000 ordinary shares to a service provider (which is also a shareholder) under the 2009 Plan. Our board of directors set an exercise price of $0.12 per share for these options based on the previous grants from 2012. In preparation for our initial public offering, we performed in May 2014 a retrospective valuation, with the assistance of a third party valuation firm, of our ordinary shares as of May 2013, which determined that their fair value at that time was $0.43 per share. For the purpose of determining our enterprise value, we used the discounted cash flow, or DCF, method. Under the DCF method, our projected after-tax cash flows available to return to holders of invested capital were discounted back to present value, using the discount rate. Since it is not possible to project our after-tax cash flows beyond a limited number of years, the DCF method relies on determining a “terminal value” representing the aggregate value of the future after-tax cash flows after the end of the period for which annual projections are possible. The discount rate, known as the weighted average cost of capital, or WACC, accounts for the time value of money and the appropriate degree of risk inherent in a business. The DCF method requires significant assumptions, in particular, regarding our projected cash flows and the discount rate applicable to our business. For the purpose of that valuation we applied a discount rate of 22%, and projected after-tax cash flows based on a 64.55% probability of the realization of the scenario in which we receive FDA approval for FMX101 and FMX102.

Having determined our enterprise value, we allocated it among the different elements of our share capital using the option pricing method, or OPM. Under the OPM, each security – ordinary shares, convertible loans and options – are treated as call options having an exercise price based on the amount of debt and optimal conversion prices. The value of the call options is determined using the Black-Scholes option-pricing model. The Black-Scholes model requires significant assumptions, in particular, the time until investors on our company would experience an exit event and the volatility of our ordinary shares (which we determined based on the volatilities of public companies with business and financial risks comparable to our own). Under the OPM, we assumed a liquidity event in 1.06 years resulting in a fair value per ordinary share of $0.43. We applied such valuation to the option grant of July 2013 and determined that the fair value of our ordinary shares at that time was also $0.43 per share, as there had been no material change in our business, financial condition or prospects, positive or adverse, between these two dates.

March 2014 Awards.    On March 31, 2014, we granted additional options to purchase 2,100,000 ordinary shares to certain of our officers and employees under the 2009 Plan. Our board of directors set an exercise price of $0.12 per share for these options based on the previous grants from 2013, as described above. The board further resolved to grant to an IPO consultant up to 500,000 options to purchase ordinary shares upon completion of our initial public offering, depending on the gross proceeds raised in such offering, as further specified in his consultancy and option agreement. The options shall be exercisable at a price of $0.12 per share for a period of six years from completion of the initial public offering.

Accounting treatment of the 2012 loans

Since the 2012 loans included the issuance of both convertible loans and shares, we allocated proceeds from our issuance of such bundled units between the two instruments based on their relative fair value. Furthermore, in accordance with ASC 470-20, “Debt with Conversion and Other Options,” we determined that a beneficial conversion feature, or BCF, existed at the issuance date of the 2012 loans. The BCF, in the amounts of $171,000 in 2012 and $834,000 in 2013, was recorded in equity. Accordingly, we allocated the proceeds from the 2012 loans between these components based on their relative fair value, as follows:

(i)	of the $1.45 million of 2012 loans received in 2012, $941,000 were attributed to the 2012 loans and $507,000 were attributed to the shares issued to the lenders. In addition, an amount of $171,000 was recognized as a BCF against the 2012 loans, resulting in a presentation of these loans at a net value of $770,000 at issuance date.
(ii)	of the $1.5 million of 2012 loans received in 2013, $893,000 were attributed to the 2012 loans and $607,000 were attributed to the shares issued to the lenders. In addition, an amount of $834,000 was recognized as a BCF against the 2012 loans, resulting in a presentation of these loans at a net value of $59,000 at issuance date.

For the determination of the relative fair value of the loans and the convertible shares we performed a retrospective valuation, with the assistance of a third party, of our ordinary shares using the method described above and of the convertible loan using contingent claim approach methodology. The estimated values of issued shares and convertible loans received in 2013 and 2012, respectively, were: ordinary shares—$1.8 million and $1.2 million and convertible loans—$2.7 million and $2.3 million.

Deferred Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. We have provided a full valuation allowance with respect to its deferred tax assets.

Recent Accounting Pronouncements

There are no U.S. GAAP standards as issued by the FASB that are effective for the first time for the financial year beginning on or after January 1, 2014, that would be expected to have a material impact on our financial position.

JOBS Act Exemptions

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Overview

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, impetigo and other skin conditions. Our lead product candidates, FMX101 for moderate-to-severe acne and FMX102 for impetigo, are novel topical foam formulations of the antibiotic minocycline. Our clinically and statistically significant Phase II clinical trial results demonstrate that our minocycline foam, FMX101, provides a faster, more effective treatment than the reported results for oral minocycline, the current standard of care for moderate-to-severe acne, and does so with fewer side effects. Based on these results, we believe that FMX101 has the potential to become the new standard of care for the multi-billion dollar moderate-to-severe acne market. We have also completed a Phase II clinical trial for FMX102, and based on its efficacy and safety profile, we believe it will present an attractive option for the treatment of impetigo, including impetigo caused by MRSA. We expect to commence pivotal Phase III clinical trials for both product candidates in 2015 under the FDA’s 505(b)(2) regulatory pathway.

We developed FMX101 and FMX102 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth. In addition, we have entered into development and license agreements relating to our technology with various pharmaceutical companies such as Bayer AG (Intendis), Merz Pharmaceuticals, LLC and Actavis plc, which have generated $12.7 million in revenues to date from upfront payments and development and milestone fees.

FMX101 for moderate-to-severe acne.    FMX101, a 4% minocycline foam formulation for moderate-to-severe acne, is our lead product candidate. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the U.S. alone, approximately 10 million of whom suffer from moderate-to-severe acne according to the Journal of Investigative Dermatology. The U.S. market for branded prescription drugs for acne was estimated to be approximately $2.6 billion for the 12 months ended March 31, 2014, of which $1.0 billion was attributed to oral antibiotics such as Solodyn, the current standard of care for moderate-to-severe acne. In 2013, we completed a dose-ranging Phase II clinical trial of FMX101 in Israel, involving 150 patients aged 12 to 25 with moderate-to-severe acne. This trial demonstrated both clinically and statistically significant efficacy versus the control placebo group, with FMX101 reducing inflammatory acne lesions by 71% in only six weeks and non-inflammatory lesions by 73% in 12 weeks. In addition, no drug-related systemic side effects were observed.

While we have not conducted head-to-head trials, the results of our Phase II clinical trial of FMX101 contrast with the results reported on the product label for Solodyn, a branded oral minocycline, which states that it achieved only a 44% reduction of inflammatory lesions in 12 weeks and that it did not demonstrate any effect on non-inflammatory lesions. Furthermore, according to its product label, Solodyn’s most common adverse systemic side effects include headaches, fatigue, dizziness and severe itchiness. Additionally, there are several uncommon but severe side effects of Solodyn such as autoimmune disorders and severe irritation and bleeding of the colon, as well as a risk of adverse interaction with other medications. Topical prescription acne treatments intended for less severe cases often have limited efficacy and can take approximately 12 weeks to achieve maximum results. We believe the efficacy of FMX101 coupled with the absence of reported systemic drug-related side effects has the potential to position it as the new standard of care for moderate-to-severe acne if we are able to obtain regulatory approval. We expect to develop FMX101 through the FDA’s 505(b)(2) regulatory pathway and commence Phase III clinical trials in the first half of 2015 according to established FDA efficacy endpoints for acne trials, namely a reduction of lesion counts and investigator’s global assessment.

The following photographs, taken over 12 weeks of treatment, show the effect of FMX101 on a severe acne patient participating in our Phase II clinical trial who responded positively to treatment.

FMX102 for impetigo.    We are also developing FMX102, a 1% minocycline foam product candidate for the treatment of impetigo, including cases of impetigo caused by MRSA. Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children, and is typically caused by staphylococcus aureus, including MRSA. It typically results in red sores and lesions on the face, neck, arms and legs. According to Symphony Health Solutions, the U.S. prescription drug market for impetigo was estimated to be approximately $340 million for the 12 months ended March 31, 2014, the vast majority of which was attributed to Bactroban and other mupirocin-based topical products, which are the current standard of care for impetigo. In 2012, we completed a dose-ranging Phase II clinical trial in Israel with 32 pediatric patients with at least two impetigo lesions. Of those patients, 11 had confirmed MRSA infection. In our Phase II clinical trial, patients receiving FMX102 twice daily experienced an 81.3% success rate in only three days and a 100% success rate in 14 days. Moreover, all MRSA-infected patients were bacteriologically cured after seven days of treatment. While we have not conducted head-to-head trials, this contrasts with the results reported on the product label for Bactroban, which states that it achieved clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily applications. We expect to develop FMX102 through the FDA’s 505(b)(2) regulatory pathway, and commence Phase III clinical trials in the second half of 2015 after discussions with the FDA to establish an acceptable trial design.

Additional product candidates.    Using our proprietary technology and foam platforms, we are developing several other product candidates, the most notable of which are FMX101 for rosacea, for which we expect to commence Phase II clinical trials in late 2015, and FDX104 for chemotherapy-induced rashes, for which we expect to commence Phase I/II clinical trials in Israel in late 2014.

Based on the results of FMX101 for moderate-to-severe acne, we are pursuing an additional indication for FMX101 in rosacea. This chronic skin disorder is characterized by facial redness and inflammatory lesions, afflicting about 14 million people in the U.S. alone. The most common treatments for rosacea are oral minocycline and doxycycline, such as Oracea, which has been shown in its clinical trials to reduce inflammatory lesions by approximately 50% in 16 weeks. Based on our clinical data for acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we intend to conduct initial clinical trials in the belief that FMX101 will be a safe and effective treatment for rosacea.

FDX104 is a topical foam formulation of the antibiotic doxycycline for the treatment of severe acne-like rashes induced by chemotherapy. Between 45% and 100% of patients taking epidermal growth-factor receptor inhibitor, or EGRFI, drugs, such as Erbitux and Vectibix, are affected by these severe acne-like rashes, which typically occur in cosmetically sensitive areas such as the face and upper trunk. These symptoms cause approximately 76% of all such patients to modify their dosage of EGFRI drugs and approximately 32% to stop treatment altogether. While there are no approved drugs for these rashes, oral doxycycline and minocycline are currently used ‘off-label’ as the standard of care, with significant drawbacks, including systemic side effects and potential adverse drug-drug interaction with EGFRI drugs. Based on the results of the FMX101 Phase II clinical trial for moderate-to-severe acne, we intend to conduct initial clinical trials for FDX104 which we believe will show that our topical form of doxycycline, which has pharmacologic attributes and physicochemical characteristics similar to minocycline, will effectively reduce these rashes with virtually none of the adverse systemic side effects or drug-drug interaction of oral therapy. We believe our solution will improve the quality of life of these cancer patients while reducing the rate of abandonment of the EGFRI drugs. Given a patient population of less than 200,000, FDX104 may be eligible for orphan drug designation.

Product candidate pipeline.    The following chart provides a summary of the developmental pipeline for our four lead product candidates:

Proprietary, innovative technology comprising different foam platforms.    We have independently developed a series of proprietary foam platforms, each having unique pharmacological features and characteristics, which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, we successfully stabilized minocycline in a novel topical foam formulation. Our choice to develop foams over other platforms stems from foam’s significant advantages over alternative delivery systems, being that it spreads easily and can be applied to large skin areas, is readily absorbed, avoids a messy residue and is highly tolerable due to its use of gentle, GRAS ingredients. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders.

Development and license agreements.    In addition to our product candidates, we have entered into development and license agreements with various pharmaceutical companies such as Bayer, Merz and Actavis, combining our foam technology with the licensee’s proprietary drugs to create new products with improved efficacy and ease-of-use. Each license agreement entitles us to upfront payments, milestone payments and royalties from sales of any new products that are commercialized. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. The prospective products under these various agreements are currently in Phase II, Phase III and pre-approval stages. To date, none of these prospective products has been commercialized.

Patents.    In relation to FMX101, FMX102 and FDX104, we currently have one granted patent in the U.S. which is expected to remain in effect until 2030. We also have several pending patent applications relating to FMX101, FMX102 and FDX104 in the U.S., as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of May 15, 2014, we had 64 granted patents and over 120 pending patent applications worldwide. In the U.S., we have established a patent portfolio comprising 28 granted patents and over 60 pending patent applications describing and claiming our multiple foam-based platforms and other technology. Additionally, outside the U.S., we have 36 granted patents and over 55 pending patent applications.

About us.    We were founded in 2003 and are headquartered in Israel, with operations in the U.S. led by a team of executives with vast experience in regulatory matters, clinical trials and marketing and sales operations in the dermatology space. Our founders and executive management team have held senior positions at leading healthcare companies, as well as significant entrepreneurial experience. Members of our executive management team have played key roles at large pharmaceutical companies including Pfizer Inc., Teva Pharmaceutical Industries Ltd., Warner Chilcott Company, Inc., LEO Pharma A/S, Macrocure Ltd., Biotechnology General Israel Ltd., a wholly-owned subsidiary of Ferring Pharmaceuticals, and Savient Pharmaceuticals Inc.

Lead Product Candidates

FMX101 for Treatment of Acne

Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline for the treatment of moderate-to-severe acne. FMX101 is a 4% minocycline foam that delivers minocycline directly to the sebaceous glands in the pilosebaceous units (skin structures also consisting of a hair follicle) where both inflammatory and non-inflammatory acne lesions originate, resulting in significantly improved efficacy and speed.

Market opportunity:    Acne is characterized by areas of scaly red skin, non-inflammatory blackheads and whiteheads, inflammatory lesions, papules and pustules and occasionally boils and scarring. It affects approximately 40 to 50 million people in the U.S. alone, of whom approximately 10 million suffer from moderate-to-severe acne. For most people, acne diminishes over time and tends to disappear, or at the very least to decrease, by age 25. There is, however, no way to predict how long it will take for acne to disappear entirely, and some individuals continue to suffer from acne well into their 30s, 40s and beyond. Though not life-threating, acne inflicts significant trauma and burden on those suffering from it. In addition to carrying a substantial risk of permanent facial scarring, it causes psychological strain, social withdrawal and lowered self-esteem, sometimes to the point of failure in school and work. Early and aggressive treatment is therefore advocated to lessen the overall long-term impact.

According to Symphony Health Solutions, a leading healthcare market research and analysis company, the U.S. market for branded prescription drugs for acne was estimated to be approximately $2.6 billion for the 12 months ended March 31, 2014, of which $1 billion was attributed to oral antibiotics. Solodyn, a branded oral minocycline, the current standard of care for moderate-to-severe acne, accounted for nearly one half of the total branded oral market for this indication. Generic (non-branded) topical and oral prescription drugs for acne represent an additional potential market. There are approximately 14,000 registered dermatologists in the U.S., of which approximately 4,500 generate nearly 80% of prescriptions for acne treatments. As such, we believe we will be able to efficiently cover this customer base with a relatively small dedicated sales force of approximately 75 representatives. We intend to selectively target key opinion leaders in the dermatology community through a combination of professional conferences, publications and marketing efforts. We also plan to work toward having FMX101 added as “recommended for use” in influential clinical guidelines and treatment protocols for moderate-to-severe acne. We expect these steps will trigger rapid and widespread recognition and adoption of our product once we obtain FDA approval.

The market segment for aesthetic dermatology in general, and for indications such as acne in particular, is especially attractive because patients are highly motivated and more willing to pay out-of-pocket for treatments that will relieve them of the negative aesthetic aspects of the condition. As a result, we believe that patients will tolerate less favorable reimbursement schemes than they would when paying for drugs for other indications. We also believe FMX101 can expand the overall acne market beyond the current patient base, by attracting new patients who prefer a more tolerable treatment and who currently avoid medication for their condition altogether, due to the unsatisfactory results of their previous treatment methods.

Limitations of current standard of care for acne:    Oral minocycline, such as Solodyn, is the current standard of care for moderate-to-severe acne. According to its product label, Solodyn did not demonstrate any effect on non-inflammatory acne lesions and reduced inflammatory lesions by 44% over the 12 week treatment period. Even after 12 weeks of treatment Solodyn is only mildly effective, and according to its product label its most common adverse systemic side effects include headaches, fatigue, dizziness and severe itchiness. Additionally, there are several uncommon but severe side effects of Solodyn such as autoimmune disorders and severe irritation and bleeding of the colon, as well as a risk of adverse interaction with other medications. In 2009, the FDA added oral minocycline to its Adverse Event Reporting System, a list of medications under investigation by the FDA, due to its severe side effects. Existing topical products, which are directed at treating less severe cases of acne, take approximately 12 weeks to act and have limited efficacy.

In 2011, we conducted a blind survey of 40 U.S. dermatologists. The results of the survey revealed that 90% of the dermatologists surveyed who prescribed oral minocycline were concerned about its side effects, and 76% of these dermatologists stated they would prefer prescribing a topical minocycline drug over an existing oral medication, assuming the topical treatment was safe, effective and approved by the FDA.

FMX101 clinical results:    We conducted a randomized, double-blind, dose-ranging, controlled Phase II clinical trial in Israel over 12 weeks with 150 patients between 12 and 25 years old with a mean age of approximately 16.5 years, each suffering from at least 20 inflammatory and 25 non-inflammatory facial lesions. The patients were randomly divided into three groups of 50 patients each, with one group receiving a 1% concentration of our minocycline foam, a second group receiving a 4% concentration and a third control group receiving our foam vehicle without minocycline, which we refer to as the vehicle. Each patient received one application daily before bedtime.

The primary efficacy endpoints of the trial were:

•	the reduction in inflammatory and non-inflammatory lesions (as well as the total counts of facial lesions) over the course of the 12 week treatment;

•	the investigator’s global assessment, or IGA, based on the uniform graded scale adopted for the trial, ranging from “clear” skin with no inflammatory or non-inflammatory lesions, through “almost clear” skin, to “severe acne”; and

•	safety and tolerability.

The trial was completed in 2013 and showed a dose-dependent effect that was statistically significant for both primary endpoints of the trial, namely reduction in inflammatory and non-inflammatory lesions and decrease of the IGA. Notably, the effect on inflammatory lesions became statistically significant in the 4% dosage group after as little as three weeks of therapy, and the full therapeutic effect of an approximately 71% reduction in inflammatory lesions was reached in that group after six weeks of treatment. The effect on non-inflammatory lesions also became statistically significant after three weeks of therapy, with the full therapeutic effect of an approximately 73% reduction in non-inflammatory lesions reached after 12 weeks of treatment. Patients in the vehicle-only treatment group who were treated with the vehicle also showed a statistically and clinically significant reduction in inflammatory lesions. We believe that this is due to the ability of our foam to dissolve sebum, which has been demonstrated in preclinical testing. The build-up of sebum secreted by the sebaceous glands creates the substrate on which acne bacteria thrive, and its removal expedites the bacteria’s elimination.

The percent of patients’ IGA where the scores were “clear” or “almost clear” at the completion of the trial was 53% in the 4% dosage group, compared with 37% in the 1% dosage group and 20% in the vehicle-only treatment. The safety and tolerability profile of the drug was also favorable, with no reported drug-related systemic side effects. The cases of skin reaction in the trial were few, mild and transient, with all reactions subsiding by week 12 of treatment, and there was equal incidence of skin reaction in all three groups. Based on this data, we expect to proceed to Phase III clinical trials with the 4% formulation of FMX101 for moderate-to-severe acne.

The following diagrams and table show the reduction of inflammatory and non-inflammatory lesions from baseline and over the trial period for the 4% dosage, 1% dosage and vehicle-only treatment groups. Although percentage change was a secondary endpoint of the trial, it is the metric typically presented in the acne industry.

	Treatment Group			P-value(1)
	4% Dosage	1% Dosage	Control (P)	4% Dosage vs. P	1% Dosage vs. P
Lesion count reduction (6 weeks)
Inflammatory	71%	59%	50%	0.0007	0.1681
Non-inflammatory	55%	51%	49%	0.3686	0.7966
Total lesion count	62%	54%	49%	0.0189	0.4303
Lesion count reduction (end of trial, 12 weeks)
Inflammatory	72%	67%	51%	0.0001	0.0072
Non-inflammatory	73%	65%	57%	0.0197	0.1587
Total lesion count	72%	64%	54%	0.0023	0.0631
IGA Score “Success”(2)	53%	37%	20%	0.0010	0.0640

(1)	As used in the diagrams and table above, the reference to ‘P-value’ (relative to placebo) means the probability of being wrong when asserting that a true difference exists between the results for the relevant patient group and the vehicle-only group. For example, a ‘P-value’ of less than 0.0001 indicates that there is a less than one in 10,000 chance that the observed result in the treatment group and the observed result in the group treated only with the foam vehicle are the same. A ‘P-value’ equal to or less than 0.05 means that a given difference is statistically significant.

(2)	“Success” defined as an IGA score of “clear” or “almost clear” upon completion of the 12 week treatment.

Additionally, in questionnaires filled out upon completion of the trial, 86% of the patients receiving the 4% dosage rated the drug as “very-highly” or “highly” effective compared to drugs they had formerly used, 98% of all patients were generally satisfied with the ease of use of the foam and 92% of all patients indicated they preferred the foam-based treatment over alternative topical products they had used in the past.

While we did not file a formal application for an investigational new drug, or IND, with the FDA in connection with the FMX101 Phase II clinical trial, the trial was conducted in compliance with the International Conference of Harmonization, or ICH, good clinical practice, or GCP, guidelines and applicable Israel Ministry of Health regulations. The trial protocol complied with the procedures, criteria and endpoints specified by the FDA’s 2005 draft industry guidance for acne trials.

Next steps.    We plan to file an application for an IND under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, which would allow us to obtain approval of a new drug application, or NDA, that includes investigations of safety and efficacy that were not conducted by us but for which the FDA has issued an approval. This approach results in a relatively less expensive and faster process than traditional regulatory paths. Using this approach, we plan to undertake two independent Phase III clinical trials of FMX101 for moderate-to-severe acne commencing in the first half of 2015. The Phase III clinical trials will be conducted primarily in the U.S. and will include two treatment groups, with one group receiving FMX101 in a 4% concentration and the other receiving the foam vehicle alone. The trials will be double-blinded and placebo-controlled, and their protocols and endpoints will be conducted in accordance with the FDA’s 2005 draft industry guidance for acne trials. We expect to complete animal toxicology studies followed by human toxicology studies prior to undertaking these Phase III clinical trials, and to complete the remaining required safety studies concurrently with the Phase III clinical trials.

FMX102 for Treatment of Impetigo

FMX102 is a 1% formulation of our minocycline foam for the treatment of impetigo. In our Phase II clinical trial, FMX102 cured impetigo faster and more effectively than the results indicated in the product label for Bactroban, one of the leading branded topical drugs comprising the current standard of care. We expect to commence Phase III clinical trials with FMX102 in the second half of 2015.

Market opportunity:    Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children and is typically caused by staphylococcus aureus, including MRSA. Impetigo, including MRSA, typically results in red sores and lesions on the face, neck, arms and legs. Many MRSA infections occur in hospitals and healthcare facilities, most commonly in pediatric wards. In the early 1970s, MRSA accounted for only 2% of all staphylococcus aureus hospital-acquired infections. By 2007, it accounted for 60% to 70% of these infections, and a 10-state 2006 study of emergency room patients reported that staphylococcus aureus caused 76% of all soft tissue infections acquired by such patients, of which 59% were from MRSA. The U.S. market for branded prescription drugs for impetigo was estimated by Symphony Health Solutions to be approximately $340 million for the 12 months ended March 31, 2014, the vast majority of which was attributed to Bactroban and other mupirocin-based topical products, which are the standard of care for impetigo. Drugs for the treatment of MRSA may be entitled to certain benefits under the Generating Antibiotic Incentives Now Act, or GAIN Act, including five additional years of exclusivity and accelerated timing for FDA approval.

Limitations of current standard of care for impetigo:     The topical antibiotic Bactroban and other mupirocin-based topical products are the current standard of care for the treatment of impetigo. According to its product label, Bactroban achieves a clinical efficacy rate of between 71% and 96% for impetigo after eight to 12 days of three-times daily treatment. According to the product label for Altabax, the most recently approved topical treatment for impetigo, it achieves a success rate of 89% for impetigo after five days of twice-daily treatment.

FMX102 clinical results:    We conducted a randomized, double-blind Phase II clinical trial in Israel over seven days with 32 pediatric patients ages two to 15 with at least two impetigo lesions. Of these patients, 34% were diagnosed with MRSA infection. The patients were randomly divided into two groups of 16 patients each, with one group receiving a 1% concentration of our minocycline foam and the other group receiving a 4% concentration, with each patient receiving applications twice-daily. No vehicle-only control was used, as ethical guidelines for pediatric trials in Israel do not permit the use of control groups.

The primary efficacy endpoints of the trial, based on the FDA files for approval of Altabax, were:

•	clinical success, defined as a total absence of treated lesions or certain specific improvements in the lesions during the trial and the continuous absence of the treated lesions or certain specific improvements in the lesions at follow-up;

•	bacteriological success, measured by elimination of the bacteria in the lesion as shown by a bacterial culture at end of treatment or follow-up or by the lack of any material to culture as a result of the lesion healing; and

•	safety and tolerability.

The trial was completed in 2013 and showed that approximately 80% of the patients in both groups were cured or improved and met the clinical success criteria after three days of treatment. Clinical response at the end of the treatment was 92% for the 1% dosage and 100% for the 4% dosage, and all patients (100%) showed success by the fourteenth day of the trial. With regards to MRSA, the trial showed that both the 1% dosage and 4% dosage met the efficacy success criteria, with the MRSA infection being completely eradicated by the seventh day of the trial in all 11 patients who were infected with MRSA at the beginning of the trial. This presents a more convenient treatment, especially for pediatric purposes, and potentially limits the transfer of infection from one child to the other.

The following table shows the clinical success rate of the 1% dosage and 4% dosage in impetigo pediatric patients, including MRSA cases of impetigo, from the beginning of the trial and over the trial period. In the table, “EOT” means “end of treatment” and “FU” means “follow-up.”

	Minocycline Concentration
Time	1% Dosage	4% Dosage
Day 3	81.3%	78.6%
Day 7 (EOT)	92.3%	100.0%
Day 14 (FU)	100.0%	100.0%

The safety and tolerability profile of the drug was also favorable, with none of the trial participants experiencing any drug-related side effects. In addition, questionnaires filled out by the participant’s parents upon completion of the trial revealed high satisfaction with the treatment, with more than 55% of the participant’s parents receiving either the 1% or 4% dosage rating their general satisfaction with the drug as “very high” or “high,” and none of them rating the product as “unsatisfactory”. Likewise, in the usability category 71% of the participants’ parents in all groups rated the product as “very satisfactory” or “excellent” and an additional 24% of the participants’ parents in all groups rated it as “moderately satisfactory,” raising the general level of satisfaction with usability to over 90%. Based on the similar efficacy results seen across the two dosage groups, we expect to proceed with the 1% formulation of FMX102, to Phase III clinical trials for impetigo.

The following series of photographs, taken over seven days of treatment, show the effect of FMX102 on two pediatric patients infected with impetigo participating in our Phase II clinical trial who responded positively to treatment.

The trial followed the procedures described in the summary basis of approval of Altabax, the most recent topical antibiotic drug approved by the FDA for impetigo. Its endpoints and success criteria, including clinical success, bacteriological success and clinical failure, were adapted from the FDA’s approval package for Altabax. While we did not file a formal IND with the FDA in connection with the Phase II clinical trial of FMX102 for impetigo, the trial was conducted in compliance with ICH and GCP guidelines and with relevant Israel Ministry of Health regulations.

Next steps.    We plan to undertake two concurrent independent Phase III clinical trials of FMX102 with a 1% concentration for impetigo commencing in the second half of 2015. We expect to complete animal toxicology studies followed by human toxicology studies prior to undertaking these Phase III clinical trials, and plan to complete the remaining required safety studies concurrently with the Phase III clinical trials, under the FDA’s 505(b)(2) regulatory pathway.

FMX101 for Rosacea

Based on our clinical data for acne and the similarities between rosacea lesions and inflammatory acne lesions, we are developing our minocycline foam, FMX101, for the treatment of rosacea. This chronic skin disorder is characterized by facial redness and inflammatory lesions, afflicting about 14 million people in the U.S. alone.

The topical drugs most commonly used to treat mild-to-moderate rosacea, Metrogel, generic metronidazole and Finacea, generate approximately $440 million in aggregate annual revenues in the U.S. The oral drugs usually prescribed for moderate-to-severe cases of rosacea are minocycline and doxycycline, such as Oracea. According to Symphony Health Solutions, Oracea’s annual sales in the U.S. for the 12 months ended March 31, 2014 were approximately $350 million. Based on our clinical trials for acne and the similarity between acne and rosacea inflammatory lesions and the fact that they are both currently treated using similar oral antibiotics, we believe our product candidate for this indication will offer a significant advantage over the current standard of care. We expect to commence Phase II clinical trials with FMX101 for rosacea in late 2015. We further plan to support and expedite the filing of an NDA under the FDA’s 505(b)(2) regulatory pathway using safety data collected in our acne trials and studies.

FDX104 for Chemotherapy-Induced Rashes

FDX104 is a topical foam formulation of the antibiotic doxycycline for the treatment of severe acne-like rashes induced by chemotherapy. Between 45% and 100% of patients taking EGFRI drugs, such as Erbitux and Vectibix, are affected by these severe acne-like rashes, which typically occur in cosmetically sensitive areas such as the face and upper trunk. The rashes are associated with symptoms of pain and itching, and superinfections occur in approximately 30% of patients receiving EGFRI treatment. These symptoms cause approximately 76% of all such patients to modify their dosage of EGFRI drugs and approximately 32% to stop treatment altogether. While there are no approved drugs for these rashes, oral doxycycline and minocycline are currently used ‘off-label’ as the standard of care, with significant drawbacks, including adverse side effects and potential adverse drug-drug interaction with the EGFRI drug. Based on our acne results with topical minocycline, we believe our topical form of doxycycline, which has pharmacologic attributes and physicochemical characteristics similar to minocycline, will effectively reduce the rash without the adverse systemic side effects or drug-drug interaction of oral therapy.

Approximately 87,500 patients received EGFRI treatment in 2013 in the U.S. alone, approximately 80% of whom suffer from the rashes FDX104 is designed to treat. We believe FDX104 has the potential to be commercially viable in light of this unmet medical need and the relief it is expected to provide to patients already burdened with the hardships of cancer and chemotherapy. We also believe FDX104 has the potential to reduce the abandonment rate of EGFRI drugs that are essential to the patients undergoing this treatment.

Given a patient population of less than 200,000, FDX104 may be eligible to receive orphan drug designation, which can entitle us to marketing exclusivity for seven years post-approval by the FDA. Furthermore, if FDX104 is designated as an orphan drug, certain statistical burdens applying to the requisite clinical trial for approval would be alleviated, including allowing the trial to be carried out with fewer participants than would otherwise be required. We expect to enter Phase I/II clinical trials for FDX104 in Israel in late 2014.

Our Competitive Strengths

We believe that our expertise in foam technology, as demonstrated by our development of a novel topical foam formulation of minocycline, enables us to develop global product candidates which address shortcomings of currently available treatment options and positions us to compete effectively in the markets for the treatment of acne, impetigo and other skin infections.

FMX101 and FMX102 represent improved treatment alternatives for moderate-to-severe acne and impetigo. Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline, offering an easy-to-use and convenient alternative to existing treatment options for moderate-to-severe acne. While we have not conducted head-to-head trials, based on our current clinical data compared to the label claims of the current standard of care Solodyn, FMX101 offers a faster and more effective treatment for moderate-to-severe acne, with no reported systemic side effects. We believe that FMX101, if approved, will capture a significant share of the acne treatment market, and may even expand the overall acne market by attracting new patients who avoid current treatment options due to their limited effectiveness and potentially severe systemic side effects.

We are developing our second lead product candidate, FMX102, for the treatment of impetigo, including cases of impetigo caused by MRSA. FMX102 possesses the same benefits of FMX101 in terms of ease of use and convenience, and in our clinical trial it achieved a success rate of 81.3% in only three days of treatment and 100% in 14 days with twice-daily applications. While we have not conducted head-to-head trials, this contrasts with a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily applications achieved by Bactroban, one of the topical drugs comprising the current standard of care, as reported in its product label.

Lower risk and expedited development pathway.    We are focused on reformulating established drugs using our proprietary foam platforms. As a result, we expect the approval process for our product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which allows some of the information required for approval to come from studies and trials that we did not conduct, leading to a relatively less expensive and faster approval process. Furthermore, FDX104, our product candidate for the treatment of chemotherapy-induced rashes, may be eligible for orphan drug designation, which would entitle us to marketing exclusivity of up to seven years if approved by the FDA.

Large opportunity to expand use of our proprietary technology and foam platforms.    Our proprietary technology enables us to formulate and stabilize a wide variety of drugs, including extremely sensitive drugs that readily disintegrate when combined with most commonly-used topical compounds, enabling us to produce topical formulations of existing therapies that were previously unavailable. By making these drugs available for topical application, our foam platforms can enhance their potency, clinical effectiveness and ease-of-use while minimizing side effects. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and can be tailored to treat a range of diseases and disorders. We believe that the diversity of our foam platforms and their numerous possible combinations with other drugs will allow us to select the best candidates for further development based on market need and the available regulatory pathway.

Cooperation with other pharmaceutical companies.    We have entered into development and license agreements with various pharmaceutical companies, including Bayer, Merz and Actavis, where we combine our foam technology with their proprietary drugs to create improved products. Under the terms of these agreements we receive upfront payments and development and milestone fees, which to date have yielded $12.7 million in revenues, as well as royalties if the licensed products are eventually approved and marketed. Furthermore, each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. Our licensed products are currently in Phase II, III and pre-approval stages and, if successfully commercialized, may demonstrate the value of our technology, support our development efforts and result in substantial income from royalties.

Proprietary intellectual property protection and barriers to entry.    In relation to FMX101, FMX102 and FDX104, we currently have one granted patent in the U.S. which is expected to remain in effect until 2030, and we also have several pending patent applications in the U.S., as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of May 15, 2014, we had 64 granted patents and over 120 pending patent applications worldwide describing and claiming our foam-based platforms and other technology. We believe these patents and patent applications offer protection for a range of our product candidates and act as a deterrent against certain competing designs by competitors. Our intellectual property position further relies on our proprietary know-how, presenting an additional barrier to entry by competitors.

Our Strategy

We intend to become a leading specialty pharmaceutical company in the dermatology space. The key elements of our strategy to achieve this goal include:

Complete development and obtain regulatory approval for FMX101 and FMX102.    We are in late-stage clinical development of FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, respectively. We have completed Phase II clinical trials of these product candidates and expect to initiate Phase III pivotal clinical trials for FMX101 in the first half of 2015 and for FMX102 in the second half of 2015. We expect to file for regulatory approvals for FMX101 and FMX102 in the U.S. in 2016 in order to enter the multi-billion dollar acne market, as well as the market for impetigo and other skin infections. To support these efforts, we have enlisted U.S.-based clinical and regulatory executives, who have extensive experience in conducting clinical development programs and obtaining FDA approval for dermatological products.

Build our own sales and marketing capabilities to commercialize FMX101 and FMX102 in the U.S.    We intend to build an internal sales force and commercial organization to launch FMX101 and FMX102 in the U.S., subject to obtaining FDA approval. We plan to build a specialized, focused and scalable sales force to target those key dermatologists and pediatricians in the U.S. who prescribe the majority of the medications for acne and impetigo. To support these efforts, we have enlisted U.S.-based marketing executives with extensive experience in commercializing products in the dermatology market.

Develop and commercialize our other proprietary product candidates.    In addition to FMX101 and FMX102, we are in the early stages of clinical development for other product candidates developed on our proprietary foam platforms. We are developing FMX101 for the treatment of rosacea, and expect to enter a Phase II clinical trial in this indication in late 2015. We are also developing FDX104, a topical formulation of doxycycline for the treatment of acne-like rashes associated with chemotherapy, and we intend to apply for an orphan drug designation for this product candidate. We intend to initiate a Phase I/II clinical trial in Israel in late 2014 with FDX104. Our research and development team has an established track record of advancing early stage product candidates through all phases of clinical development and subsequent regulatory approval.

Assess and prioritize future therapeutic indications for our foam platforms.    Beyond our currently identified product candidates, we have developed a series of stable foams formulations with drugs that are known to effectively treat common dermatological indications including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections. We intend to begin selective development of these products based on marketing and the available regulatory pathway. We plan to develop our product candidates under the FDA’s 505(b)(2) regulatory pathway, which leads to a relatively less expensive and faster process for approval and eventual product launch. These efforts will be led by our research and development team, which has successfully cultivated several product candidates from early feasibility studies to advanced clinical trials, in both in-house and collaborative projects.

Development and License Agreements with Various Pharmaceutical Companies

We collaborate with global industry leaders under development and license agreements that have resulted in the development of foam-based treatments which are currently in various stages of clinical trials. Under these agreements, we combine our proprietary technology with the licensee’s proprietary drugs to create new products with improved convenience and efficacy, and potentially extend patent protection for the products that incorporate these drugs. Our relationships include agreements with Bayer HealthCare’s Dermatology Unit (formerly Intendis, Inc.), a division of Bayer AG, Merz Pharmaceuticals, LLC, Actavis plc (formerly Watson Laboratories, Inc.), Prestium Pharma, Inc. and Arkin Holdings Ltd., among others.

Under these agreements, the licensee is responsible for commercializing, promoting and marketing the licensed products, once developed and approved, at its sole expense. We receive royalties depending on the scope of annual net sales, as well as certain upfront payments, cost reimbursements and development and milestone fees. In exchange, we grant the licensee an exclusive license to develop and commercialize a specific foam product using our technology, know-how or intellectual property. However, since our licenses are directed to a specific drug and are not limited by indication, they potentially allow our licensees to develop their products formulated with our foam technology combined with the specific drug for the same indications as products we are developing ourselves. In the case of Bayer (Intendis), Bayer also has a right to use the specific vehicle if it is essentially free of any active ingredient and is used in the field of rosacea and acne, and Bayer has filed patent applications directed to this use. However, we have the right to use the vehicle essentially free of any active ingredient for other skin diseases.

Our Foam Platforms

We have developed a series of proprietary foam platforms which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, specifically our oil-based foam platform, we successfully stabilized minocycline in a novel topical foam formulation. Minocycline is a broad-spectrum antibiotic with well-established therapeutic attributes, and has been found to be effective on a variety of indications, including acne. However, it use as an oral drug has been hindered by a multitude of adverse systemic side effects, resulting in a poor risk-benefit profile for acne.

As a result of our research and development efforts, we were able to formulate a thermally and structurally-stable, water-free, alcohol-free and surfactant-free minocycline foam formulation. Our foam delivers minocycline directly to the acne-infected sebaceous glands in the skin, but not into the bloodstream, thereby minimizing the risk of systemic side effects. Our choice of foam as the delivery vehicle stemmed from its significant advantages over other platforms and methods currently used for administering dermatological treatments such as creams, ointments, lotions, gels and oral ingestion. Unlike these other modalities, foam spreads easily and can be applied to large skin areas, is readily absorbed, does not leave a messy residue and is highly tolerable due to its use of gentle, GRAS ingredients. Further, foam can be designed to collapse upon rubbing but not immediately upon contact with the skin, allowing it to penetrate only after being properly spread.

Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders. Our foam platforms include water-containing compositions such as emulsion or emollient foams, nano-emulsion foams and hydro-ethenolic foams and water-free compositions such as oil foams, petrolatum-based or ointment foams and waterless hydrophilic foams, among others. Each of these platforms has unique properties designed to stably carry and deliver different types of drugs, some of which may be unusable in the presence of other topical platforms or have considerably limited durability when delivered by such other platforms.

Additional Research and Development

Overview

In addition to FMX101 and FMX102 for the treatment of moderate-to-severe acne and impetigo, FMX101 for rosacea and FDX104 for chemotherapy-induced severe rashes, and aside from the licensed products resulting from our development and license agreements with various pharmaceutical companies, we are developing a series of product candidates for a wide variety of indications to which we own worldwide rights and which are all based on formulations and adaptations of our patented, versatile foam platforms.

Our research and development strategy is centered on composing and optimizing our patented foam platforms with a wide variety of drugs, including FMX101 and FMX102, whether developed in-house or licensed from other companies, to create products for high-value indications. Our integrated research and development team is primarily located at our facilities in Rehovot, Israel and also operates out of our U.S. office in New Jersey. We had 16 employees in our research and development team as of May 19, 2014, who are supported by experienced consultants in various research and development disciplines.

Prospective Pipeline Developments

We have other applications in our product pipeline, all of which are in preclinical stages. For example, we are developing another product for non-inflammatory acne based on a formulation of one of our foam platforms that combines minocycline and another active pharmaceutical ingredient. Additionally, we have developed a series of fully configured, stable foam formulations with drugs that are known to effectively treat common dermatological indications, including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections.

We intend to selectively proceed to clinical trials with these formulations under the FDA’s 505(b)(2) regulatory pathway according to our identification of unmet needs and potential market opportunities. We expect to conduct Phase I/II clinical trials for up to three additional product candidates during 2015 and 2016.

We have reached an agreement with the National Eye Institute, an institute of the U.S. National Institutes of Health, or NIH, to jointly conduct preclinical studies and prepare an IND application directed towards the use of our novel oil-gel formulation of minocycline to treat degenerative retinal disease, in conjunction with oral anti-angiogenesis drugs that inhibit growth of new blood vessels, such as Avastin. Clinical trials conducted by the NIH have demonstrated that the use of oral minocycline was associated with improved vision in patients with diabetic macular edema, which suggests that the application of minocycline topically will result in similar enhancement. This project will be partially financed by the NIH, with details of the funding to be negotiated in the future. We are also planning to develop our minocycline oil-gel for various ophthalmic indications such as blepharitis, ocular rosacea, bacterial eye infections and chlamydial eye infections, or trachoma. Although these projects indications are not part of our NIH collaboration, we will have the right to use all data from the NIH collaboration in our own ophthalmic projects.

Clinical Trials Procedures and Standards

We conduct clinical tests and preclinical studies to support the efficacy and safety of our product candidates and their ingredients. As of the date of this prospectus, we have conducted two Phase II clinical trials, according to cGCP, for FMX101, FMX102, in collaboration with leading medical and research centers in Israel. Moreover, our U.S. executive team has significant experience in planning, designing, executing, analyzing, and publishing clinical trials. This team has managed the preclinical and clinical development of numerous drugs, many of which have been approved by the FDA and were subsequently marketed successfully.

Our Israel and U.S.-based research and development team manages our clinical trials and coordinates the project planning, trial design, execution, outcome analyses and clinical trial report submission. During the design, execution and analyses of our trials, our research and development team consults with key opinion leaders and top tier consultants in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific, medical and regulatory compliance level of the investigational plan.

Intellectual Property

Overview

Our intellectual property and proprietary technology are essential to the development, manufacture, and sale of FMX101, FMX102 and our future pipeline products. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products.

Patent Portfolio

Our model for preparing, filing and prosecuting patent applications integrates our intellectual property (IP) team with our research and development (R&D) team from the start of every project, allowing the IP team to analyze the experimental data hands-on and provide the R&D team with constant feedback in real time. This model results in practical and focused patent applications with improved likelihood of acceptance, and has been devised to serve multiple purposes, including:

•	protecting our wide range of product candidates;
•	supporting the listing of patents covering our product candidates in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the ‘Orange Book’);
•	encouraging leading pharmaceutical companies to negotiate development agreements with us and license our intellectual property rights for royalties; and
•	discouraging and deterring competitors from attempting to design-around our inventions.

We submit applications directly or under the Patent Cooperation Treaty, or PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in any one of the designated member states. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

Our continuous effort in protecting and fortifying our unique intellectual property has yielded a patent portfolio of 64 issued patents in certain countries worldwide, including 28 issued patents in the U.S. In relation to FMX101, FMX102 and FDX104 we have one patent granted in the U.S. and one in Great Britain, each with composition of matter claims, which are expected to remain in effect until 2030. Both patents comprise claims to a formulation of a tetracycline antibiotic which can include minocycline or doxycycline. Our other patents granted in the U.S. have claims relating to certain formulations of our foam platforms and other technology, including emulsion foams, hydrophobic foams and aqueous foams.

Additionally, we have over 120 pending patent applications worldwide, of which over 60 are pending in the U.S. describing and claiming our multiple foam based platforms and other technology. We have several composition of matter patent applications pending in relation to FMX101, FMX102 and FDX104 in the U.S. as well as one pending in each of the following international markets, Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. Our other pending applications relate to various foam platforms such as emulsion foam, hydrophobic foam, hydro-alcoholic foam and water-free foams, as well as specialty foams (such as potent solvent foams) and our recently-developed ‘metered dose dispenser’ for controllable dosing.

Although we believe our patent portfolio offers significant protection for FMX101, FMX102 and FDX104 when looking at our patent portfolio’s ability to block or deter competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our issued patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds that are dispensed as a foam. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents.

Other Intellectual Property

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we currently hold various registered trademarks, including for the trademark “Foamix,” in the U.S. and Israel.

Risks and Threats to Our Intellectual Property

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to launch our products and commercialize them without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, the claims that issue may have limited or no coverage of our products and technologies, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent or breadth of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Therefore, there may be issued patents held by third parties that could be asserted against us or may be infringed or otherwise violated by our product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third party patents.

Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before FMX101 or FMX102 can be commercialized in additional jurisdictions or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could also have a material adverse effect on us. See “Risk Factors—If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102 or any of our other product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.”

Competition

The medical and pharmaceutical industries in which we operate are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and resources provide us with competitive advantages, we may face competition from many different sources with respect to FMX101, FMX102, FDX104 and our pipeline products or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include pharmaceutical companies, academic and medical institutions, governmental agencies and public and private research institutions. These prospective competitors have the ability to effectively discover, develop, test and obtain regulatory approvals for products that compete with ours, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff.

Many of our prospective competitors have substantially greater manufacturing, financial, research and development, personnel and marketing resources than we do. Our prospective competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information. As a result, our prospective competitors may be able to develop competing or superior products, and compete more aggressively and sustain their competitive edge over a longer period of time than us. Our products may be rendered obsolete or may lack economic viability in the face of pharmaceutical advances or alternative approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation.

In addition, we face competition from the current standard of care. The current standard of care for moderate-to-severe acne includes oral antibiotic drugs such as Solodyn, Doryx, Dynacin and Minocin, in which minocycline or doxycycline are the active ingredients, occasionally in combination with topical anti-acne drugs such as Acanya, Aczone, Ziana, Epiduo, Benzaclin and Differin. The current standard of care for impetigo is the topical agent Bactroban, with Altabax being the most recently approved topical agent for such indication. The active ingredients in Bactroban and Altabax are the antibiotics mupirocin and retapamulin, respectively. The standard of care for moderate-to-severe rosacea are oral minocycline and doxycycline drugs such as Oracea, the most recently approved oral doxycycline drug for rosacea. The standard of care for milder cases of rosacea are topical drugs such as MetroGel and Finacea. However, based on our clinical trials, we believe that FMX101 and FMX102 have competitive advantages over the current alternatives and have significantly less adverse side effects. See “Business—Lead Product Candidates” for the results of our clinical trials. While we are unaware of any potentially competitive topical products to FMX101 or FMX102 for the treatment of acne, impetigo and rosacea, it is possible that such potentially competitive topical products are being developed. See “Risk Factors—Other pharmaceutical companies may develop competing topical products for acne, impetigo and other indications we are pursuing and enter the market ahead of us.”

We are also in preclinical and clinical phases of development of our pipeline products for treating other dermal, vaginal, rectal and nasal disorders, and if one or more of our pipeline products obtains approval in the future, we would compete with traditional medicinal and, in certain indications, surgical treatments, as well as any new entrants to the applicable market.

Further, we are developing certain topical products with several licensees combining our proprietary technology with the licensees’ proprietary drugs. While the licenses we grant are exclusive with respect to the specific drug which is licensed, our agreements with these licensees allow them to commercialize the licensed developed products for any topical dermatological application, not just for the specific indication for which each product was originally intended. If any such licensed product proves to be effective for moderate-to severe acne, impetigo, rosacea or any other indication that we are pursuing with FMX101, FMX102 or our other product candidates, we may face competition from these licensees, as they are not bound by non-compete restrictions. Although we believe that FMX101, FMX102 and our other product candidates can outperform the licensed products in the specific indications our product candidates are targeting, such licensed products may nevertheless pose a competitive challenge, as they will have the benefit of our foam technology coupled with the licensees’ greater resources, experience and brand recognition, extensive marketing channels and other capabilities, and possibly the advantage of entering the market before us.

FDX104, our product candidate for the treatment of acne-like rashes induced by chemotherapy that are rampant among cancer patients treated with EGFRI drugs, may become eligible for orphan drug status. In the U.S., a sponsor that develops an orphan drug has marketing exclusivity for seven years post-approval by the FDA. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent standard of care. Once the market exclusivity for our orphan indication expires, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

In addition to products that are currently available, other products may be introduced to treat acne, impetigo and other skin disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline products is approved, our main challenge in the market would be to convince dermatologists, pediatricians or other physicians seeking alternatives to oral or other existing treatments to use our product instead. While we are still in the preliminary stages, based on our studies, we believe that our pipeline products will be more effective than the current non-topical alternatives and exhibit significantly less adverse side effects.

Government Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the U.S. and other jurisdictions is a significant factor in the development, manufacture and marketing of our foam delivered treatments and in our ongoing research and development activities.

Product Approval Process in the U.S.

Review and Approval of Drugs

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations and other laws, including the Public Health Service Act. Drugs require the submission of a new drug application, or NDA, and approval by the FDA prior to being marketed in the U.S. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a drug in the U.S. generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, or other applicable regulations;
•	submission to the FDA of an application for an IND designation, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;
•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;
•	preparation and submission to the FDA of an NDA or supplemental NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with current good manufacturing processes, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	payment of user fees and FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with the FDA’s GLP regulations. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may be commenced.

Clinical Trials in Support of an NDA

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial.

Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase I: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
•	Phase II: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•	Phase III: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Submission of an NDA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can exceed $2.1 million, subject to certain limited deferrals, waivers and reductions that may be available. Each NDA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the NDA, thus triggering a full review of the application. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission.

The FDA’s established goal is to review 90% of NDA applications and original efficacy supplements given ‘Priority’ status within 6 months, and 90% of applications and original efficacy supplements given ‘Standard’ status within 10 months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

Before approving an NDA, the FDA inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of an NDA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations.

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplement NDA or a new NDA, which may require additional clinical data and review fees. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidate under development.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

To the extent that a Section 505(b)(2) NDA relies on clinical trials conducted for a previously approved drug product or the FDA’s prior findings of safety and effectiveness for a previously approved drug product, the Section 505(b)(2) applicant must submit patent certifications in its Section 505(b)(2) application with respect to any patents for the previously approved product on which the applicant’s application relies that are listed in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the ‘Orange Book’. Specifically, the applicant must certify for each listed patent that, in relevant part, (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is not sought until after patent expiration; or (iv) the listed patent is invalid, unenforceable or will not be infringed by the proposed new product.

A certification that the new product will not infringe the previously approved product’s listed patent or that such patent is invalid or unenforceable is known as a Paragraph IV certification. If the applicant does not challenge one or more listed patents through a Paragraph IV certification, the FDA will not approve the Section 505(b)(2) NDA application until all the listed patents claiming the referenced product have expired. Further, the FDA will also not approve, as applicable, a Section 505(b)(2) NDA application until any non-patent exclusivity, such as, for example, five-year exclusivity for obtaining approval of a new chemical entity, three year exclusivity for an approval based on new clinical trials, or pediatric exclusivity, listed in the Orange Book for the referenced product, has expired.

If the Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the owner of the referenced NDA for the previously approved product and relevant patent holders within 20 days after the Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the Section 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest to occur of 30 months beginning on the date the patent holder receives notice, expiration of the patent, settlement of the lawsuit, or until a court deems the patent unenforceable, invalid or not infringed. Even if a patent infringement claim is not brought within the 45-day period, a patent infringement claim may be brought under traditional patent law, but it does not invoke the 30-month stay.

Moreover, in cases where a Section 505(b)(2) application containing a Paragraph IV certification is submitted after the fourth year of a previously approved drug’s five year exclusivity period and the patent holder brings suit within 45 days of notice of certification, the 30-month period is automatically extended to prevent approval of the Section 505(b)(2) application until the date that is seven and one-half years after approval of the previously approved reference product. The court also has the ability to shorten or lengthen either the 30 month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Post-Approval Requirements

Any drug products for which we receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians in the U.S. under the Sunshine Act of 2012. These payments could be in cash or kind, could be for any reason, and are required to be disclosed even if the payments are not related to the approved product. Failure to fully disclose or not in time reporting could lead to penalties up to $1 million per year.

The manufacturing of any of our products will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our products.

Pediatric Trials and Exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or the FDASIA, in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA.

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional 6 months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which permits a patent restoration of up to 5 years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Orphan Drug Designation

Orphan drug designation in the U.S. is designed to encourage sponsors to develop drugs intended for rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the U.S. or that affects more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the U.S.

Orphan drug designation qualifies a company for tax credits and market exclusivity for 7 years following the date of the drug’s marketing approval, if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A drug becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor.

A sponsor may request orphan drug designation of a previously unapproved drug or new orphan indication for an already marketed drug. In addition, a sponsor of a drug that is otherwise the same drug as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent drug for the same rare disease or condition if it can present a plausible hypothesis that its drug may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. The FDA could approve a second application for the same drug for a different use or a second application for a clinically superior version of the drug for the same use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

We intend to apply for orphan drug designation for our FDX104 product candidate for the treatment of chemotherapy-induced rashes.

The GAIN Act

The Generating Antibiotic Incentives Now Act, or GAIN Act, came into effect on October 1, 2012 as a provision of the FDA Safety and Innovation Act. It is designed to encourage development of treatments for serious or life-threatening infections caused by bacteria or fungi, as development in this area has slowed considerably.

With this Act, drugs designated as “qualified infectious disease products,” or QIDPs, will be granted a number of benefits meant to spur antibiotic drug discovery. According to the statute, a QIDP is a pathogen identified by the Department of Health and Human Services that has the potential to pose a serious threat to public health, such as resistant Gram-positive pathogens, including MRSA, vancomycin-resistant S. aureus, and vancomycin resistant enterococcus.

Key incentives outlined in the GAIN Act include:

•	Eligibility for fast track status. This will increase the level of communication between the FDA and the eligible company, decreasing the time required for filing a New Drug Application.
•	Priority review. This will shorten the FDA review period from 10 to eight months.
•	5 additional years of market exclusivity. This can significantly improve a company’s ability to recover development costs and profitability in the years prior to patent expiry.

Based on our FMX102 Phase II clinical trial results for impetigo, indicating effective bacteriological cure of MRSA, FMX102 may be entitled to such GAIN Act benefits.

Review and Approval of Drug Products Outside the U.S.

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the approval.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of FMX101 and FMX102, in addition to the costs required to obtain the FDA approvals. Additionally, FMX101 and FMX102 may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, the President of the U.S. signed one of the most significant healthcare reform measures in decades. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the healthcare reform law, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%; and
•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies or trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third-party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare;
•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•	the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Manufacturing, Supply and Production

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, active ingredients and finished products for our preclinical research and clinical trials, including the Phase III clinical trials for FMX101 and FMX102 for the treatment of acne and impetigo. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of FMX101 and FMX102 if they are approved. If FMX101, FMX102 or any of our other product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products.

Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current preclinical and clinical trials have advised us that they are compliant with both cGLP and current Good Manufacturing Practices, or cGMP.

Our product candidate, if approved, may not be producible in sufficient commercial quantities, in compliance with regulatory requirements or at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and foreign regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

We intend to use a leading U.S.-based provider of manufacturing services to the global pharmaceutical industry, to scale-up and validate a robust manufacturing process to up to approximately 1 ton batches of FMX101 and FMX102.

Marketing, Sales and Distribution

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities, and our marketing department currently consists only of a marketing director, whose main responsibility is to identify unmet needs in the dermatology market, asses their commercial potential and advise on the prioritization of the development of our future product candidates accordingly. We have recently formed a U.S. subsidiary, Foamix Pharmaceuticals Inc., with three key executives to support our U.S. development and commercialization efforts.

We are also evaluating the optimal price range for FMX101 and FMX102, that will reflect their benefits relative to alternative treatments while remaining affordable to potential customers and reimbursable by governments and third-party payors.

In the event that we receive regulatory approvals for FMX101 or FMX102 in markets outside of the U.S., we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market or sell our products through their well-developed sales, marketing and distribution organizations in such countries.

In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Employees

As of May 19, 2014, we had 23 employees, 20 of them based in Israel and three based in the U.S. The distribution of our full-time employees according to main areas of activity is set forth in the following table:

Employees
Area of Activity:
Research and development	16
Selling, general and administrative	7
Total	23

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

Facilities

Our principal executive offices are located at 2 Holzman St., Weizmann Science Park, Rehovot 76704, Israel. We lease this facility from Gav Yam Lands Ltd., pursuant to a lease agreement dated as of May 7, 2008, as amended on March 1, 2012, with a term that expires on August 31, 2014, currently with no further option of extension. However, we are currently negotiating the renewal of the lease and expect it to be finalized before the expiration date. The facility consists of approximately 678 square meters of space, and lease payments are approximately $15,000 per month. This facility houses our administrative headquarters and our research and development laboratories.

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Rehovot research and development facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations.

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, new Israeli regulations were promulgated in 2011 relating to the discharge of industrial sewage into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system.

The operations of our subcontractors and suppliers are also subject to various Israeli and foreign laws and regulations relating to environmental, health and safety matters, and their failure to comply with such laws and regulations could have a material adverse effect on our business and reputation, result in an interruption or delay in the development or manufacture of our product candidates, or increase the costs for the development or manufacture of our product candidates.

Legal and Corporate Structure

Our legal and commercial name is Foamix Ltd. We were formed as a company in the State of Israel on January 19, 2003.

Our corporate structure consists of Foamix Ltd. and Foamix Pharmaceuticals Inc., our wholly-owned U.S. subsidiary, which was incorporated on May 6, 2014 under the laws of the State of Delaware, and which is intended to serve as our marketing and sales arm in the U.S.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings. We may become involved in material legal proceedings in the future.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information relating to our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the address for our directors and executive officers is c/o Foamix Ltd., 2 Holzman St., Weizmann Science Park, Rehovot 76704, Israel.

Name	Age	Position
Executive Officers
Dov Tamarkin	58	Chief Executive Officer and Director
Meir Eini	59	Chief Operations Officer and Chairman of the Board of Directors
David Domzalski	47	President, Foamix Pharmaceuticals Inc. (U.S. Subsidiary)
Ilan Hadar	45	Chief Financial Officer
David Schuz	59	Executive Vice President, Intellectual Property
Mitchell Shirvan	60	Senior Vice President, Research and Development
Alvin Howard	59	Vice President, Regulatory Affairs
Herman Ellman	67	Vice President, Clinical Development
Non-Employee Directors
Chaim Chizic	63	Director
Stanley Hirsch	56	Director

Our Executive Officers

Dov Tamarkin, Ph.D., has served as our Chief Executive Officer and as our director since January 2003. Prior to that, Dr. Tamarkin served as Vice President of R&D at Portman Pharmaceuticals, Inc., a biotech research and development company and as Senior R&D Manager at Teva Pharmaceutical Industries Ltd., a public Israeli pharmaceutical company. Dr. Tamarkin holds a Ph.D. in chemistry from The Hebrew University of Jerusalem.

Meir Eini has served as our Chairman of the Board and Chief Operations Officer since January 2003. Mr. Eini has 25 years of experience in healthcare and marketing and is an experienced entrepreneur. Between 2000 and 2003, Mr. Eini founded and served as the Chief Executive Officer of Flexiprobe Ltd., the developer of a medical device for women's health. Prior to that, Mr. Eini was the Founder and President of Clilco Ltd., a company engaged in the development and commercialization of non-prescription pharmaceuticals, and was the Founder of Thixo Ltd., an oilgel food technology company.

David Domzalski serves as the President of our U.S. subsidiary, Foamix Pharmaceuticals Inc., and has been with us since April 2014. Mr. Domzalski has 20 years of industrial experience, previously holding positions as Vice President Sales and Marketing at LEO Pharma Inc. from 2009 to July 2013, Senior Vice President and General Manager at Azur Pharma from 2008 to 2009, and Vice President Sales and Marketing at Warner Chilcott from 2003 to 2008. Mr. Domzalski holds a B.A. in economics and political science from Muhlenberg College, Allentown, Pennsylvania.

Ilan Hadar has served as our Chief Financial Officer since February 2014. Mr. Hadar has 18 years of experience in executive financial positions, previously holding positions as Finance Director of the Israeli subsidiary of Pfizer from 2011 to 2013, as Finance Manager, Accounting and Reporting at the Israeli subsidiary of HP from 2007 to 2011, and prior to that as Finance Director of the Israeli subsidiary of BAE Systems. Mr. Hadar holds a B.A. in business administration and economics and an MBA from The Hebrew University of Jerusalem.

David Schuz has served as our Executive Vice President since 2010 and as our Senior Vice President, for intellectual property since July 2006. Mr. Schuz has 20 years of experience in the field of intellectual property in relation to the pharmaceuticals and biotechnology industries, previously holding various intellectual property and legal positions at Biotechnology General Israel Ltd. and Savient Pharmaceuticals, Inc. between 1996 and 2006, including Vice President from 2003. Mr. Schuz holds an LL.M. from the London School Economics; a Certificate in Patent Law, Queen Mary London University; an M. Phil. (Biochemistry), and a Diploma of Pharmacology, both from Cambridge University; and a B.Sc. Hons. (Chemistry) from Manchester University.

Mitchell Shirvan, Ph.D., has served as our Senior Vice President of Research and Development since March 2014. Dr. Shirvan has over 20 years of experience in the pharmaceuticals and biotechnology industry, previously holding positions of Chief Executive Officer at Macrocure Ltd. from 2008 to 2012 and as Senior Director, Strategic Business Planning and Senior Manager, Research and Development at Teva Pharmaceutical Industries between 1992 and 2008. Dr. Shirvan holds a Ph.D. in microbiology from The Hebrew University of Jerusalem, and an MBA from the University of Bradford.

Alvin Howard has served as our Vice President of Regulatory Affairs since April 2014. Mr. Howard has over 30 years of industry experience, previously holding positions as Senior Vice President of Regulatory Affairs in Warner Chilcott from 2005 to 2013, Vice President of Regulatory Affairs at Roberts Pharmaceuticals from 1998 to 2000 and various positions at Solvay Pharmaceuticals from 1990 to 1998. Mr. Howard holds a B.Sc. in chemistry from Stillman College, Tuscaloosa, Alabama.

Herman Ellman, M.D., has served as our Vice President of Clinical Development since April 2014. Dr. Ellman has over 25 years of experience in the pharmaceutical industry, previously holding positions as Senior Vice President for Clinical Development at Warner Chilcott from 2000 to 2013 and Medical Director at Berlex Laboratories from 1995 to 2000. Dr. Ellman holds a M.D. from the State University of New York, Downstate Medical Center and Boards in Internal Medicine, Pulmonary Diseases and Critical Care Medicine.

Our Directors

Chaim Chizic has served as our director since March 2008. Mr. Chizic has over 40 years of experience in executive R&D, commercial and financial positions. Mr. Chizic holds a M.Sc. in aeronautics and astronautics from New York University School of Engineering and Science.

Stanley Hirsch, D.Phil., has served as our director since February 2005. Dr. Hirsch has 28 years of experience in executive positions, including director of business development for a privately held group of healthcare companies. He has also served as general manager of two diagnostics development companies. Dr. Hirsch has been CEO at FuturaGene Ltd., and its predecessor company CBD Technologies Ltd., since 1989, and has also held the position of General Manager of Portman Pharmaceutical Industries. Since the acquisition of FuturaGene Plc by Suzano Pulp and Paper, a major Brazilian industrial public corporation in July 2010, he also holds the equivalent position of a vice president at Suzano, reporting to the CEO at Suzano. Dr. Hirsch holds a D. Phil in Cell Biology and Immunolgy from Oxford University, England.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of four directors. Currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the first annual meeting of shareholders held after this offering. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Corporate Governance Practices

Two of our                 board members,                 and ,                 have been determined to be independent by our board of directors under NASDAQ Stock Market rules. We intend to take advantage of the one-year phase-in permitted for new issuers to comply with the majority board independence requirement under the NASDAQ Stock Market rules. As a result, commencing on year after our listing on the NASDAQ Stock Market in connection with this offering we intend for our board of directors to have a majority of independent directors under NASDAQ Stock Market rules. After completion of this offering, we will have an audit committee comprised of three members, two of whom will meet the NASDAQ Stock Market independence requirements, and one of these two will also possess the requisite financial expertise. In accordance with the phase-in rules described further below, we intend to have all three members of the audit committee meet the NASDAQ Stock Market independence requirements within one year of our listing in connection with this offering. In addition, under Israeli law we are required to have an audit committee which includes all of the external directors and consists of a majority of “unaffiliated directors” as defined under the Israeli Companies Law. In addition, under Israeli law we are required to have an audit committee which includes all of the external directors and consists of a majority of “unaffiliated directors” as defined under the Israeli Companies Law. See “—Board Committees—Audit Committee—Israeli Companies Law Requirements.” Furthermore, under the Israeli Companies Law, we are required to have a compensation committee consisting of at least three members, including all of the external directors, who must constitute a majority of the members of the compensation committee.

Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the NASDAQ Stock Market rules and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our ordinary shares on the NASDAQ Global Market. Under the NASDAQ Stock Market rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Stock Market rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We intend to rely on this “home country practice exemption” with respect to the following requirements:

•	Quorum. As permitted under the Israeli Companies Law pursuant to our amended and restated articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1∕3% of the issued share capital required under the NASDAQ Stock Market rules.
•	Nomination of Directors. With the exception of external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. See “—Board Practices—Board of Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the NASDAQ Stock Market rules.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Global Market. We may in the future decide to use the foreign private issuer opt-out with respect to some or all of the other NASDAQ Stock Market rules.

Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of at least            and not more than            directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. We intend to appoint two external directors prior to the consummation of this offering. The appointment of these directors will be effective before our listing in connection with this offering, but their appointment as external directors is subject to approval at a general meeting of our shareholders to be held no later than three months following the closing of this offering. Other than external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, the Israeli Companies Law and our amended and restated articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting, in person or by proxy, at that meeting. We have only one class of directors.

We intend to have a majority of the directors on our board of directors qualifying as “independent directors” within one year of our listing in connection with this offering. Our board of directors has determined that none of our current directors are independent under the NASDAQ Stock Market Rules. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that will serve as external directors will satisfy the requirements to be independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of an external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not intend to follow the requirements of the NASDAQ rules with regard to the process of nominating directors, and instead, will follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

Under the Israeli Companies Law and our amended and restated articles of association, nominees for directors may also be proposed by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee and any other person pursuant to which the nomination is to be made by the nominating shareholder, the consent of the proposed director nominee to serve as our director if elected and a declaration signed by the nominee declaring that there is no limitation under the Israeli Companies Law preventing his or her election, and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of each director whose office has been vacated. Vacancies on our board of directors, other than vacancies created by an external director, may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders in which the other directors then in office are proposed to be replaced or reappointed. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors.”

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors. We intend to appoint two external directors prior to the consummation of this offering. The appointment of such external directors is subject to approval at a general meeting of our shareholders to be held no later than three months following the closing of this offering. Upon their approval by the shareholders, we expect that both external directors will serve on our audit committee and compensation committee.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or
•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director and certain of his or her related parties meet additional independence requirements; or
(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for each such additional period is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined under the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Israeli Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;
•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that            has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Meir Eini to serve as chairman of the board of directors.

Board Committees

Audit Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, we will be required to appoint an audit committee following the closing of this offering. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and
•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

NASDAQ Listing Requirements

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Upon our listing in connection with this offering, our audit committee will consist of                ,                and                .                and                are independent directors in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules. We are relying on the phase-in rules of the Exchange Act and NASDAQ with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member who is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of member who are independent within 90 days of effectiveness and all members who are independent within one year of effectiveness.

All designated members of our audit committee meet the requirements for financial literacy under the applicable rules of the NASDAQ Stock Market. We do not currently have an audit committee financial expert as such term is defined by the SEC. However, our board of directors has determined in its business judgment that our existing committee members have the ability to oversee our financial statements based on their extensive business backgrounds and that            has “financial sophistication” under the NASDAQ Stock Market rules. We will have an audit committee financial expert, as such term is defined by the SEC, within 90 days of the effectiveness of the registration statement of which this prospectus forms a part. Once our two external directors are appointed in accordance with the requirements of Israeli law, we intend to appoint such external directors to our audit committee and for one of such external directors to serve as our audit committee financial expert.

Audit Committee Role

We expect that our board of directors will adopt an audit committee charter to be effective upon the listing of our shares on the NASDAQ Global Market that will set forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ Stock Market rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
•	recommending the engagement or termination of the person filling the office of our internal auditor; and
•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;
(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”);
(iii)	establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;
(iv)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;
(v)	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

(vi)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and
(vii)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

Following the listing of our ordinary shares on the NASDAQ Global Market, we will establish a compensation committee. The members of the compensation committee will be            ,                and            . The majority of the members of our compensation committee will be independent under the NASDAQ Stock Market rules.

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We will be required to adopt a compensation policy within nine months following our listing on the NASDAQ Global Market.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;
•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;
•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•	the impact of disparities in salary upon work relationships in the company;
•	the possibility of reducing variable compensation at the discretion of the board of directors;
•	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
•	the minimum holding or vesting period for variable, equity-based compensation; and
•	maximum limits for severance compensation.

The compensation committee is responsible for (i) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (ii) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
•	recommending to the board of directors periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Compensation Committee Roles

Our board of directors will adopt a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

•	the responsibilities set forth in the compensation policy;
•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and
•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an office holder (including a director) of the company (or a relative thereof); or
•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “—Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an action or transaction of a company, including a personal interest of such person’s related party or of a corporate body in which such person or a related party of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.

Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company’s interest or that is not performed by the office holder in good faith.

An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors.

The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

The approval of the audit committee, the board of directors and the shareholders of the company, in that order, is required for (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or
•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

We expect that following this offering, Tamarkin Medical Innovations Ltd., a company beneficially owned by Dr. Dov Tamarkin, our co-founder and chief executive officer, and Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, our co-founder, chief operations officer and chairman of the board of directors, which prior to this offering beneficially owned 22.2% and 22.6% of our ordinary shares, respectively, will beneficially own or control, directly and indirectly,        % and        % of our outstanding ordinary shares (or        % and        % if the underwriters fully exercise their option to purchase additional ordinary shares).

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include a controlling shareholder, a shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and a shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association which will be effective upon the closing of this offering include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Officers.”

Our amended and restated articles of association to be effective upon the closing of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to increase such coverage to $25 million per annum prior to the closing of this offering. We intend to maintain such increased coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the closing of this offering and Israeli Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.foamix.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers and Directors

The aggregate compensation paid and equity-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2013 was $0.5 million. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

As of March 31, 2014, options to purchase 6,200,000 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $0.265 per share.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company.

Agreements with Executive Officers; Consulting and Directorship Services Provided by Directors

We have entered into written employment agreements with all of our executive officers. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. See “Certain Relationships and Related Party Transactions—Agreements and Arrangements with, and Compensation of, Directors and Executive Officers” for additional information.

Share Incentive Plans

2009 Israeli Share Option Plan

In July 2009, we adopted our 2009 Israeli Share Option Plan, or the 2009 Plan. The 2009 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, consultants and service providers, among others.

The 2009 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2009 Plan. The 2009 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. Any options that expire or are canceled for any reason prior to their exercise or relinquishment in full may once again be granted pursuant to options under the 2009 Plan. If our outstanding shares are changed or exchanged at any time by declaration of a share dividend, share split, combination or exchange of shares, recapitalization or any similar event, then the number, class and kind of shares subject to the 2009 Plan, the options granted under the 2009 Plan and the applicable exercise prices will be proportionally adjusted.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee.

Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the issuance and deposit of the options with the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2009 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents may qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2009 Plan are subject to vesting schedules and generally expire 10 years from approval of the option and vest over a four-year period commencing on the date of grant, such that 20% of the granted options are fully vested as of the date of the grant and thereafter 5% of the granted options vest upon the lapse of each three-month period. Under the 2009 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of 12 months after the date of termination. If a grantee’s employment or service is terminated for cause, as defined in the 2009 Plan, all of the grantee’s vested and unvested options expire on the date of termination. If a grantee’s employment or service is terminated without cause, the grantee may exercise his or her vested options within 90 days after the date of termination. Any expired or unvested options are returned to the pool for reissuance.

The 2009 Plan provides that in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our assets, the unexercised options outstanding may be assumed, or substituted for an appropriate number of shares of each class of shares or other securities as were distributed to our shareholders in connection with such transaction and the exercise price will be appropriately adjusted. If not so assumed or substituted, all non-vested and non-exercised options will expire upon the closing of the transaction. Our board of directors or its designated committee, as applicable, may provide in the option agreement that if the acquirer does not agree to assume or substitute the options, vesting of the options shall be accelerated so that any unvested option or any portion thereof will vest generally 10 days prior to the closing of the transaction. In the event that such consideration received in the transaction is not solely in the form of ordinary shares of another company, the board of directors or the designated committee, as applicable, may, with the approval of the acquiror, provide that in lieu of the assumption or substitution of the options, the options will be substituted by another type of asset or property, including cash. If we are voluntarily liquidated or dissolved, option holders will have 10 days to exercise any then-vested options upon receiving notification from us of the liquidation or dissolution.

The board may amend, alter, suspend or terminate the 2009 Plan at any time. However no amendment, alteration, suspension or termination may impair the rights of any option holder under the 2009 Plan unless agreed upon in writing by us and the affected option holder.

The following table presents certain data for our 2009 Plan as of May 19, 2014.

Plan	Aggregate number of options exercised	Aggregate number of options outstanding	Weighted average exercise price of options outstanding
2009 Israeli Share Option Plan	—	13,520,000(1)	$0.09

(1)	Of these 13,520,000 options, 4,770,000 were granted prior to our adoption of the 2009 Plan and therefore may not be considered to have been granted under such plan for purposes of section 102 of the Israeli Tax Ordinance and the beneficial tax treatment offered by such section. As of May 19, 2014, 12,651,000 options remain available for grant under the 2009 Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.

For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of May 19, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Foamix Ltd., 2 Holzman St., Weizmann Science Park, Rehovot 7670402, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned Prior to Offering		Percentage of Ordinary Shares Beneficially Owned After the Offering
			Assuming No Exercise of Option(19)	Assuming Full Exercise of Option
	Number	Percent	Percent	Percent
5% or Greater Shareholders
Tamarkin Medical Innovation Ltd.(1).	47,075,498	22.2%	%	%
Meir Eini Holdings Ltd.(2)	47,873,891	22.6%	%	%
Amos and Daughters Investments and Properties Ltd.(3)	24,884,046	11.4%	%	%
Benny Shabtai(4)	20,496,893	9.6%	%	%
Rosa Alba Commerce & Investments Ltd.(5)	15,172,844	7.0%	%	%
Amiram Bornstein(6)	14,934,703	7.0%	%	%
Doron Freidman(7)	12,800,000	6.0%	%	%
Directors and Executive Officers
Dov Tamarkin(8)	47,075,498	22.2%	%	%
Meir Eini(9)	47,873,891	22.6%	%	%
Chaim Chizic(10)	15,172,844	7.0%	%	%
Stanley Hirsch(11)	3,624,376	1.7%	%	%
David Schuz(12)	1,100,000	0.5%	%	%
Mitchell Shirvan(13)	350,000	0.2%	%	%
Ilan Hadar(14)	350,000	0.2%	%	%
David Domzalski(15)	300,000	0.1%	%	%
Alvin Howard(16)	200,000	0.1%	%	%
Herman Ellman(17)	100,000	0.1%	%	%
All Directors and Executive Officers as a Group(18)	116,146,609	54.0%	%	%

(1)	Consists of (i) 47,050,332 ordinary shares; and (ii) 25,166 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share. The address of Tamarkin Medical Innovation Ltd. is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.
(2)	Consists of (i) 47,628,256 ordinary shares; and (ii) 245,635 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share. The address of Meir Eini Holdings Ltd. is 2 Hashaked St., Ness-Ziona 7408711, Israel.
(3)	Consists of (i) 18,773,600 ordinary shares; (ii) 3,960,446 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share; and (iii) 2,150,000 ordinary shares issuable to Eri Stimatzky, the beneficial owner of Amos and Daughters Investments and Properties Ltd., upon exercise of outstanding options at a price of $0.12 per share. The address of Amos and Daughters Investments and Properties Ltd. is 5 Nahardea St., Tel-Aviv 6423505, Israel, c/o Eri Stimatzky.

(4)	Consists of (i) 19,586,895 ordinary shares; and (ii) 909,998 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share. The address of Benny Shabtai is 17 Yizhak Sadeh St., Tel-Aviv 6777517, Israel.
(5)	Consists of (i) 5,403,133 ordinary shares; (ii) 588,133 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share; (iii) 6,162,274 ordinary shares held by Chaim and Dalia Chizic, the beneficial owners of Rosa Alba Commerce & Investments Ltd.; (iv) 2,019,304 ordinary shares issuable upon exercise of outstanding warrants held by Chaim and Dalia Chizic at a price of $0.499 per share and (v) 1,000,000 ordinary shares issuable upon exercise of outstanding options held by Chaim Chizic at a price of $0.12 per share. The address of Rosa Alba Commerce and Investments Ltd. is 1 Jabotinsky St., POB 91, Ramat-Gan 521002, Israel, c/o Chaim Chizic.
(6)	Consists of (i) 14,692,820 ordinary shares; and (ii) 241,883 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share. The address of Amiram Bornstein is 18 Raines St, Tel Aviv, 6438123.
(7)	Consists of 12,800,000 ordinary shares. The address of Doron Freidman is 33 Alon St., Carmei Yosef, 9979700, Israel.
(8)	Consists of the shares held by Tamarkin Medical Innovation Ltd., a company beneficially owned by Dov Tamarkin, as set out in note (1) above.
(9)	Consists of the shares held by Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, as set out in note (2) above.
(10)	Consists of the shares and warrants held by Rosa Alba Commerce & Investments Ltd. and by Chaim and Dalia Chizic, as set out in note (3) above.
(11)	Consists of (i) 149,584 ordinary shares; (ii) 74,792 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share; and (iii) 3,400,000 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.039 per share.
(12)	Consists of 1,100,000 ordinary shares issuable upon exercise of outstanding options at a price of $0.12 per share.
(13)	Consists of 350,000 ordinary shares issuable upon exercise of outstanding options at a price of $0.12 per share.
(14)	Consists of 350,000 ordinary shares issuable upon exercise of outstanding options at a price of $0.12 per share.
(15)	Consists of 300,000 ordinary shares issuable upon exercise of outstanding options at a price of $ per share.
(16)	Consists of 200,000 ordinary shares issuable upon exercise of outstanding options at a price of $ per share.
(17)	Consists of 100,000 ordinary shares issuable upon exercise of outstanding options at a price of $ per share.
(18)	Consists of 10 persons.
(19)	Underwriters’ option to purchase additional ordinary shares, as set out in the cover page of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Shareholders

Registration Rights Agreement

We have entered into a registration rights agreement dated May 13, 2014, or the Registration Rights Agreement, with certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. The registration rights are described in more detail under “Description of Share Capital—Registration Rights.”

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. The agreements are terminable by us at will, subject to prior notice, which varies for each individual. Our executive officers will not receive benefits upon termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment. However, David Domzalski, the president and general manager of our U.S. subsidiary, Alvin Howard, our vice president of regulatory affairs, and Herman Ellman, our vice president of clinical development, will be entitled to accelerated vesting of their stock options in the event of termination without cause, so that all options scheduled to vest after the date of termination will become fully vested upon the effective date of termination.

Prior to the completion of the offering, we intend to enter into management services agreements with each of Tamarkin and Eini, that will replace their current employment agreements. These management services agreements will be entered into with companies wholly owned and controlled by each of Tamarkin and Eini, and each of them will undertake to personally perform the management services and carry out the roles and responsibilities of their respective offices on behalf of these companies.

Consulting and option agreements

We have entered into a written consulting agreement with a company beneficially owned by one of our non-executive directors, Stanley Hirsch. The agreement contains customary provisions and representations, including confidentiality and inventions assignment undertakings by the consultant, and is terminable by us at will upon 30 days prior written notice. We have also entered into an option agreement with our other non-executive director, Chaim Chizic, according to which he was granted options under our 2009 Plan in the number and on the terms set out in the section above titled “—Principal Shareholders.”

Financing Agreements

Between 2011 and 2013, our directors and executive officers Dov Tamarkin, Meir Eini, Chaim Chizic and Stanley Hirsch, directly or through companies beneficially owned by them, extended us convertible loans along with other lenders and existing shareholders in a total amount of approximately $5.1 million. On April 10, 2014, we entered into a share purchase agreement, or the 2014 SPA, with Gabriel Capital Management (GP) Ltd., or Gabriel, and other investors, pursuant to which all lenders under such convertible loan agreements converted their loans into an aggregate of 16,165,574 ordinary shares and 8,082,787 warrants exercisable at $0.499 per share, of which 3,411,127 shares and 1,705,564 warrants were issued to Tamarkin, Eini, Chizic and Hirsch or to companies beneficially owned by them. Chizic and a company beneficially owned by him also participated in the financing under the 2014 SPA and were further issued a total of 1,247,466 ordinary shares and 1,247,466 warrants exercisable at $0.499 per share. The transactions under the 2014 SPA closed on May 13, 2014.

Indemnification agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. Immediately prior to the closing of this offering, we will enter into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated articles of association which will be effective upon the closing of this offering are summaries and do not purport to be complete.

General

Upon the closing of this offering, our authorized share capital will consist of                ordinary shares, par value NIS 0.01 per share, of which            shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-336881-1. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights and Conversion

Prior to the closing of this offering, all of our Series A preferred shares outstanding will automatically convert, on a one-to-one basis, into ordinary shares, and will have no further preferences, privileges or priority rights of any kind.

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—Board Practices—External Directors.”

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of at least            and not more than            directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three.

Pursuant to our amended and restated articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management—Board Practices—External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 4 and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;
•	appointment or termination of our auditors;
•	appointment of external directors;
•	approval of certain related party transactions;
•	increases or reductions of our authorized share capital;
•	a merger; and
•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s related party (even if such terms are not extraordinary) requires the approval described above under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Israeli Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

We have entered into a registration rights agreement with certain of our shareholders as part of the 2014 SPA. Upon the closing of this offering, holders of a total of 51,005,294 of our ordinary shares, which includes 21,661,530 ordinary shares issuable upon exercise of outstanding warrants at a price of $0.499 per share, will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time after 180 days after the closing of this offering, the holders of a majority of the registrable securities then outstanding may request that we file a registration statement with respect to registrable securities having an anticipated aggregate offering price, net of selling expenses, of at least $3 million. Upon receipt of such registration request, we are obligated to file a registration statement within 60 days, provided that we will not be required to effect more than two such registrations.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In such event we may defer the requested filing for a period of not more than 90 days, during which we shall also be prohibited from registering any securities for our own account or for the account of any other shareholder, and we may not invoke this right more than once in any 12 month period. In addition, we have the right not to effect or take any action to effect a registration statement (a) during the period that is 60 days before the date of filing our registration statement, as estimated by us in good faith, and ending on a date that is 120 days after the date of such filing, and (b) if the initiating holders of the registrable securities propose to dispose of registrable securities which may all be immediately registered on Form F-3.

Form F-3 Registration Rights

If at any time when we become eligible to use a Form F-3 registration statement, the holders of a majority of the registrable securities then outstanding may request that we file a Form F-3 registration statement with respect to registrable securities having an anticipated aggregate offering price, net of selling expenses, of at least $1 million. Upon receipt of such registration request, we are obligated to file a registration statement within 60 days. However, we will not be obligated to file a Form F-3 registration statement (i) during the period that is 30 days before the date of filing our registration statement, as estimated by us in good faith, and ending on a date that is 60 days after the date of such filing, and (ii) if we had effected two Form F-3 registrations within the 12 month period immediately preceding the date of such request.

Piggyback Registration Rights

In addition, if we register any of our ordinary shares in connection with the public offering of such securities solely for cash, the holders of all registrable securities are entitled to at least 20 days’ notice of the registration and to include all or a portion of their ordinary shares in the registration. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering.

Other Provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration. The demand, Form F-3 and piggyback registration rights described above will expire with respect to each holder of registrable securities upon such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is            . Its address is                             and its telephone number is                .

Listing

We intend to apply to have our ordinary shares listed on the NASDAQ Global Market under the symbol “FOMX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise in full their option to purchase additional ordinary shares with respect to this offering and assuming no exercise of options or warrants outstanding following this offering, we will have an aggregate of                ordinary shares outstanding upon the closing of this offering. Of these shares, the                ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining            ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below.

Eligibility of Restricted Shares for Sale in the Public Market

The following indicates approximately when the ordinary shares that are not being sold in this offering, but which will be outstanding at the time at which this offering is complete, will be eligible for sale into the public market under the provisions of Rule 144 and Rule 701 (but subject to the further contractual restrictions arising under the lock-up agreements described below):

•	upon the closing of this offering, ordinary shares held by non-affiliates of our company that have been held for at least one year will be available for resale under Rule 144(b)(1)(ii);
•	beginning 90 days after the closing of this offering, up to approximately ordinary shares, constituting shares issuable upon exercise of outstanding options under our 2009 Plan that have vested as of, or within 60 days of, , 2014, may be eligible for resale under Rule 701 and Rule 144, of which approximately are held by our affiliates and would therefore be subject to volume, current public information, manner of sale and other limitations under Rule 144; and
•	approximately ordinary shares will be eligible for resale pursuant to Rule 144 upon the expiration of various six-month holding periods, so long as at least 90 days have elapsed after the closing of this offering, and subject to the current public information requirement under Rule 144 and, in the case of affiliates of our company, such eligibility will also be subject to the volume, manner of sale and other limitations under Rule 144.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares and our shares issuable upon the exercise of warrants and vested options have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of Barclays Capital Inc. and Cowen and Company, LLC. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for 6 months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any 3-month period, to the greater of:

•	1% of the number of ordinary shares then outstanding; or
•	the average weekly trading volume of our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the 6-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the 90 days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our 2009 Plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (under “—Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•	persons other than affiliates, without restriction; and
•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the six-month holding period requirement of Rule 144.

Options

As of May 19, 2014, options to purchase a total of 13,520,000 ordinary shares were issued and outstanding, whether under our 2009 Plan or otherwise, of which 11,592,500 will be vested upon the closing of this offering. See “Management—Share Incentive Plans—2009 Israeli Share Option Plan.” All of our ordinary shares issuable under these options are subject to contractual lock-up agreements with us or the underwriters.

Warrants

As of May 19, 2014, warrants to purchase a total of 21,661,530 ordinary shares were issued and outstanding pursuant to the 2014 SPA, all of which are fully vested and exercisable at any time until the fourth anniversary of the closing of the 2014 SPA, meaning any time through May 12, 2018. All of the ordinary shares issuable under these warrants are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to            ordinary shares, in the aggregate, issued or reserved for issuance under the 2009 Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires. See “Management—Share Incentive Plans—2009 Israeli Share Option Plan.”

Registration Rights

Upon the closing of this offering, holders of a total of                shares of our ordinary shares will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information on these registration rights, see “Description of Share Capital—Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss certain tax benefits, including under the Law for Encouragement of Capital Investments, 5719-1959, to which we may become eligible in the future if we establish a manufacturing facility for our products in Israel. This summary also does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, the appropriate tax authorities or the courts may not accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. In addition, commencing from 2010, capital gains realized by Israeli companies are subject to tax at the regular corporate tax rate.

Taxation of our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of our shares that were purchased after the shares were listed for trading on the NASDAQ is exempt from Israeli tax so long as such gains were not attributable to a permanent establishment that the non-resident maintains in Israel. In the case of a shareholder that is a corporation, in order for it to qualify as a non-Israeli resident for these purposes, it must be incorporated in, as well as managed and controlled from, a jurisdiction other than the State of Israel, and persons who are Israeli residents may not either: (i) have a controlling interest (directly or indirectly, alone or together with another, or together with another Israeli resident) exceeding 25% in one or more of the means of control in such corporation or (ii) be the beneficiaries of, or entitled to, 25% or more of the revenues or profits of such corporation, whether directly or indirectly.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority, allowing for such reduced withholding tax rate). With respect to a person who is considered a substantial shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%. Notwithstanding all of the above, an additional 2% tax might be applicable to individual shareholders if certain conditions are met. A person is considered to be a substantial shareholder if it holds, directly or indirectly, alone or together with another affiliated party, 10% or more of a company’s means of control, which include, among other things, voting rights, the right to receive profits of the company, the right to receive proceeds upon liquidation and the right to appoint a director.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, with regard to dividends paid to a U.S. resident corporation which held 10% or more of our outstanding voting rights throughout the tax year in which the dividend was distributed and which maintained its shareholdings at or above such threshold during the entire previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

A non-Israeli resident who receives dividends from which the full amount of tax was withheld according to sections 161, 164, or 170 of the Israeli Tax Ordinance is generally exempt from the obligation to file tax returns in Israel with respect to such income.

In the event we declare a dividend, we may not designate the income that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Consequences.

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code, or the Code, respectively;
•	certain former citizens or long-term residents of the U.S.;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
•	S corporations;
•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or
•	holders that own or have owned directly or indirectly 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The U.S. Internal Revenue Service, or the IRS, may take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares and such a position may be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, this will not apply to certain distributions, if any, of our ordinary shares that are distributed pro rata to all our shareholders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as ordinary dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if the Company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, if you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the effect of, and any exception available to, the special sourcing rule described in this paragraph.

If you are a U.S. Holder, dividends paid in NIS will be included in income in a U.S. dollar amount calculated by reference to the prevailing spot market exchange rate in effect on the day the dividends are received by you, regardless of whether the NIS are converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of NIS into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in NIS are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.).

Sale, Exchange or Other Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other disposition of our ordinary shares will be so treated as U.S. source income; and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income; you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or
•	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. For publicly traded corporations, the PFIC asset test described above is applied using the fair market value of the non-U.S. corporation’s assets. For purposes of a the PFIC asset test, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding stock, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of a non-U.S. corporation’s Market Capitalization plus liabilities over the book value of all of its assets may generally be treated as a non-passive asset to the extent attributable to the non-passive activities of such corporation. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2013, and will not be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and our Market Capitalization in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. We may be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of the Company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the U.S., or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the U.S., or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Barclays Capital Inc. and Cowen and Company, LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Cowen and Company, LLC
Oppenheimer & Co. Inc.
Maxim Group LLC
Total

The underwriting agreement provides that the underwriters obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $     (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $         , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of            shares at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than                shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares and warrants and options to purchase ordinary shares have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Cowen and Company, LLC, (1) offer for sale, sell, pledge, or otherwise dispose (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) of any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by the us or them in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares (other than the ordinary shares and shares issued pursuant to employee benefit plans, qualified share option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any ordinary shares or securities convertible into or exchangeable for ordinary shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (iv) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and Cowen and Company, LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Barclays Capital Inc. and Cowen and Company, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Cowen and Company, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives will consider:

•	the history and prospects for the industry in which we compete;
•	our financial information;
•	the ability of our management and our business potential and earning prospects;
•	the prevailing securities markets at the time of this offering; and
•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, purchasing shares in the open market, or both. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on The NASDAQ Global Market

We intend to apply to have our ordinary shares listed on The NASDAQ Global Market under the symbol “FOMX.”

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt, equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of ordinary shares or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares in any country or jurisdiction (other than the U.S.) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ordinary shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ordinary shares by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;
•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and
•	in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The ordinary shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and any offer of the ordinary shares is directed only at investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum.

EXPERTS

The financial statements as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus, have been so included in reliance on the report of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kesselman & Kesselman are located at Trade Tower, 25 Hamered St., Tel Aviv 6812508, Israel.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel, with respect to Israeli law, and by White & Case LLP, New York, New York, with respect to U.S. law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the U.S., may be difficult to obtain within the U.S. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.

We have been informed by our legal counsel in Israel, Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed CT Corporation System, as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;
•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.foamix.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

FOAMIX LTD.
FINANCIAL STATEMENTS

The amounts are stated in US dollars in thousands (except for share data).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

FOAMIX LTD.

We have audited the accompanying balance sheets of Foamix Ltd. (the “Company”) as of December 31, 2013 and 2012 and the related statements of operations, changes in shareholders’ capital deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations, changes in shareholders’ capital deficiency and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
May 19, 2014	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

FOAMIX LTD.
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2013	2012
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,747	$134
Investment in marketable securities	561	816
Accounts receivable:
Trade	425	113
Other (Note 10a)	162	136
TOTAL CURRENT ASSETS	2,895	1,199
NON-CURRENT ASSETS:
Funds in respect of employee rights upon retirement (Note 4)	126	81
Property and equipment, net (Note 3)	62	100
Other	3	9
TOTAL NON-CURRENT ASSETS	191	190
TOTAL ASSETS	$3,086	$1,389
Liabilities net of Shareholders' capital deficiency
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$89	$159
Deferred revenues	991	37
Loan from the BIRD foundation (Note 6a)	468	—
Other (Note 10b)	203	167
TOTAL CURRENT LIABILITIES	1,751	363
LONG-TERM LIABILITIES
Convertible loans (Note 6 b)	3,794	3,303
Loan from the BIRD foundation (Note 6a)	—	462
Liability for employee rights upon retirement (Note 4)	368	288
TOTAL LONG-TERM LIABILITIES	4,162	4,053
COMMITMENTS (Note 5)
TOTAL LIABILITIES	5,913	4,416
SHAREHOLDERS' CAPITAL DEFICIENCY:
Ordinary shares, NIS 0.01 par value—authorized: 260,000,000 ordinary shares as of December 31, 2013 and 2012; issued and outstanding: 182,535,716 and 178,427,498 ordinary shares as of December 31, 2013 and 2012, respectively	471	459
Additional paid-in capital	13,844	11,910
Accumulated deficit	(17,142)	(15,396)
TOTAL SHAREHOLDERS' CAPITAL DEFICIENCY	(2,827)	(3,027)
TOTAL LIABILITIES NET OF SHAREHOLDERS' CAPITAL DEFICIENCY	$3,086	$1,389

The accompanying notes are an integral part of these financial statements.

FOAMIX LTD.
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2013	2012
REVENUES	$1,404	$1,086
COST OF REVENUES	453	491
GROSS PROFIT	951	595
OPERATING EXPENSES:
Research and development (Note 10c)	1,554	1,530
Selling, general and administrative	753	625
TOTAL OPERATING EXPENSES	2,307	2,155
OPERATING LOSS	1,356	1,560
FINANCE EXPENSES, NET (Note 10d)	390	207
LOSS FOR THE YEAR	$1,746	$1,767
LOSS PER SHARE BASIC AND DILUTED (Note 2n)	$0.01	$0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE (in thousands, Note 2n)	180,559	176,045

The accompanying notes are an integral part of these financial statements.

FOAMIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS CAPITAL DEFICIENCY
(U.S. dollars in thousands, except share data)

	Ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts
BALANCE AS JANUARY 1, 2012	174,474,000	$449	$10,887	$(13,629)	$(2,293)
CHANGES DURING 2012:
Issuance of ordinary shares along with convertible loan (Note 6b)	3,953,498	10	497	—	507
Beneficial conversion feature in respect of convertible loan (Note 6b)	—	—	171	—	171
Share-based compensation	—	—	355	—	355
Loss for the year	—	—	—	(1,767)	(1,767)
BALANCE AS OF DECEMBER 31, 2012	178,427,498	459	11,910	(15,396)	(3,027)
CHANGES DURING 2013:
Issuance of ordinary shares along with convertible loan (Note 6b)	4,108,218	12	595	—	607
Beneficial conversion feature with respect of convertible loan (Note 6b)	—	—	834	—	834
Share-based compensation	—	—	505	—	505
Loss for the year	—	—	—	(1,746)	(1,746)
BALANCE AS OF DECEMBER 31, 2013	182,535,716	$471	$13,844	$(17,142)	$(2,827)

The accompanying notes are an integral part of these financial statements.

FOAMIX LTD.
STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(1,746)	$(1,767)
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Loss on disposal of fixed assets	—	3
Depreciation and amortization	39	77
Changes in marketable securities, net	255	(816)
Changes in accrued liability for employee rights upon retirement	80	21
Profits in funds in respect of employee rights upon retirement	(11)	(7)
Linkage differences on loan from the BIRD foundation	6	8
Share-based compensation	505	355
Interest expenses on convertible loan	432	263
Effect of exchange rate changes on cash and cash equivalents	80	34
Changes in operating asset and liabilities:
Increase in trade receivable	(312)	(58)
Decrease (increase) in other receivable	(26)	23
Decrease in other non-current assets	6	1
Increase (decrease) in deferred revenues	954	(438)
Decrease in accounts payable and accruals	(34)	(88)
Net cash provided by (used in) operating activities	228	(2,389)

CASH FLOWS FROM INVESTING ACTIVITIES—
Purchase of fixed assets	(1)	—
Amounts funded in respect of employee rights upon retirement	(34)	(33)
Net cash used in investing activities	(35)	(33)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible loan	—	333
Proceeds from issuance of convertible loans together with ordinary shares	1,500	1,448
Net cash provided by financing activities	1,500	1,781
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,693	(641)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(80)	(34)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	134	809
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$1,747	$134
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Withdrawal of funds in respect of employee rights upon retirement	—	(71)

The accompanying notes are an integral part of these financial statements.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1−NATURE OF OPERATIONS

Foamix Ltd. (the “Company”) is an Israeli company incorporated in 2003. The Company is a clinical-stage specialty pharmaceutical company operating in one segment—the development and commercialization of foam-based formulations, using its proprietary technology, which includes its foam platforms. The Company develops its own product candidates, mainly for the treatment of moderate-to-severe acne, impetigo and other skin conditions. It also licenses its technology under development and license agreements to various pharmaceutical companies for development of certain products combining the Company's foam technology with the licensee’s proprietary drugs. These license agreements entitle the Company to upfront payments, milestone payments and royalties.

Since incorporation through December 31, 2013, the Company has incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of $17,142. The Company has financed its operations mainly through the issuance and sale of shares and convertible loans and by payments received under development and license agreements. The Company's cash and cash equivalents and marketable securities as of December 31, 2013, as well as its proceeds from issuance of preferred shares in May 2014, as detailed in Note 12(d), will allow the Company to fund its operating plan through at least the next 12 months. However, the Company expects to continue to incur significant research and development and other expenses related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

NOTE 2−SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the estimation of the fair value of share-based compensation, relative fair value allocated to each component (shares and convertible loan) issued as part of the Company's financing agreements, beneficial conversion feature in convertible loan and estimation for valuation allowance on deferred taxes.

c.	Functional currency

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company are conducted. Almost all Company revenues are in dollars and the Company’s financing has been provided in dollars. Accordingly, the functional currency of the Company is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions—exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.)—historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2−SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

e.	Marketable securities

Investments in readily marketable securities are classified as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near future with the objective of maintaining liquidity and generating profit on short-term price changes. Changes in the fair value of the securities are included in finance expenses.

f.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Computers	15-33 (mainly 33)
Laboratory equipment	7-20 (mainly 20)
Office furniture and equipment	7-15 (mainly 7)

Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

g.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

As of December 31, 2013 and 2012, the Company did not recognize an impairment loss for its long-lived assets.

h.	Allowance for doubtful accounts

The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection. No allowance for doubtful accounts was recorded in the years ended December 31, 2013 and 2012.

i.	Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2−SIGNIFICANT ACCOUNTING POLICIES (continued):

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

j.	Share-based compensation

The Company accounts for employees’ and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

When options are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. The fair value of the options granted is measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method.

k.	Revenue recognition

Revenues from development services under license agreements are recognized as the services are provided. Revenues that may be generated from these agreements typically include upfront payments, cost reimbursements, milestone payments and royalties on net sales of the licensed product.

Additionally, the Company may be entitled to receive certain milestone payments contingent upon reaching specified objectives. These milestone payments are recognized as revenues upon achievement of the milestone if there is substantive uncertainty at the date the arrangement is entered into that the objectives will be achieved and if the achievement is based on the Company’s performance.

In some cases, a portion of the contract fee is paid at the time the services are initiated. These advances are recorded as deferred revenues and recognized as revenues as services are performed.

l.	Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

m.	Income taxes:
1)	Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2−SIGNIFICANT ACCOUNTING POLICIES (continued):

more likely than not that the deferred taxes will not be realized in the foreseeable future. The Company has provided a full valuation allowance with respect to its deferred tax assets.

2)	Uncertainty in income tax

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

n.	Loss per share

Basic loss per share (“LPS”) is computed by dividing loss by the weighted average number of ordinary shares of the Company outstanding for each period.

Diluted loss per share is calculated by dividing the loss by the weighted-average number of ordinary shares outstanding during each period plus the dilutive potential of common shares which would result from the exercise of stock options granted to employees and non-employees, or conversion of convertible loans.

However, the dilutive effects of stock options and convertible loans are excluded from the computation of diluted net loss per share if doing so would be anti-dilutive.

Diluted LPS does not include 10,770,000 and 9,670,000 ordinary shares underlying outstanding options and 6,308,136 and 9,224,467 shares issuable upon conversion of convertible loans for the years ended December 31, 2013 and 2012, respectively, because the effect of their inclusion in the computation would be anti-dilutive.

o.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of December 31, 2013 and 2012 are trading marketable securities and are classified as level 1 measurement.

p.	Concentration of credit risks and trade receivables

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company deposits cash and cash

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

equivalents with highly rated financial institutions, mainly in Israel, and, as a matter of policy, limits the amounts of credit exposure to any single financial institution. The Company has not experienced any credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

NOTE 3–PROPERTY AND EQUIPMENT:

	December 31
	2013	2012
Cost:
Leasehold improvements	$84	$84
Computers and software	18	18
Laboratory equipment	568	567
Furniture	21	21
	691	690
Less— Accumulated depreciation and amortization	629	590
Property and Equipment, net	$62	$100

Depreciation and amortization expense totaled $39, and $77 for the years ended December 31, 2013, and 2012, respectively.

NOTE 4−EMPLOYEE RIGHTS UPON RETIREMENT

The Company is required by law to make severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances.

The mandatory severance payment is based on the duration of the employee’s service - one month for each year of employment—multiplied by his or her latest monthly salary. Such liability is recorded on the Company’s balance sheet under “Liability for employee rights upon retirement” as if it were payable at each balance sheet date on an undiscounted basis. The Company partially secures this liability by purchasing insurance policies or establishing dedicated severance accounts within the relevant employees’ pension funds, and making monthly deposits under such policies or into such accounts. The amounts deposited on account of the mandatory severance liability are included in the balance sheet under “Funds in respect of employee rights upon retirement” as these policies and accounts are the Company’s assets.

The amount of severance payment expenses were $70 and $43 for the years ended December 31, 2013 and 2012, respectively.

The Company deposited $34 and $33 for the years ended December 31, 2013 and 2012, respectively, with pension funds and insurance companies in connection with its severance payment obligations, and expects to deposit approximately $55 in the year ending December 31, 2014.

NOTE 5−COMMITMENT

Lease agreement

The Company has a lease agreement for its headquarters and research and development facility that will expire in 2014. The lease fees are linked to the Israeli Consumer Price Index.

The Company sub-leases part of the offices to another company, reducing its lease expenses by approximately $59 and $28 for the years ended December 31, 2013 and 2012 respectively

Net rental expenses totaled $180 and $198 in the years ended December 31, 2013 and 2012, respectively.

The minimum net lease fees payable by the Company for the year ending December 31, 2014 are $104.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6−LOANS:

a.	Loan from the BIRD foundation

The loan received from the Israel United States Binational Industrial Research and Development Foundation (the "BIRD foundation") is denominated in US dollars and is linked to the US Consumer Price Index. The loan is repayable in one installment upon completion of a certain clinical development. The Company expects to repay the loan in 2014.

b.	Convertible loans:
1)	2011 convertible loans. In January 2011, the Company entered into a convertible loan agreement (the “2011 loan agreement”) with several of its existing shareholders and other lenders. Pursuant to the 2011 loan agreement, the Company initially received loans in an aggregate principal amount of $1,670, bearing interest at 8% per annum. The principal and all accrued interest were to be either (i) paid upon the earlier of three years from the date of closing of the 2011 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of the Company’s shares at a 30% discount (or higher, under certain circumstances) on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of the Company’s shares or a merger, acquisition, asset sale or similar deemed-liquidation event.

In the last quarter of 2011 and the first quarter of 2012 the Company received an additional amount of $150 and $333, respectively, in convertible loans from shareholders and other lenders who joined the 2011 loan agreement. The convertible loans received under the 2011 loan agreement in 2011 and 2012, collectively, are referred to as the “2011 loans”.

2)	2012 convertible loans. In June 2012, the Company entered into another convertible loan agreement (the “2012 loan agreement”) with several of its existing shareholders. Pursuant to the 2012 loan agreement, the Company initially received loans in an aggregate principal amount of $1,448, bearing interest at 6% per annum. The principal and all accrued interest were to be either (i) repaid upon the earlier of four years from the date of closing of the 2012 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of the Company’s shares at a 25% discount on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of its shares or a merger, acquisition, asset sale or similar deemed-liquidation event. The principal and interest under the 2012 loan agreement were also convertible at the option of the lenders at a 25% discount upon an equity financing round yielding gross proceeds in excess of $2,500, even if not qualified. Furthermore, each lender under the 2012 loan agreement was issued, for no additional consideration, one ordinary share for each $0.365 of principal amount of its loan. As a result, the Company issued the lenders under the 2012 loan agreement a total of 3,953,498 ordinary shares, in addition to any shares that may have been issuable to them upon conversion of their loans.

In May and June 2013, the Company received an additional amount of $1,500 in convertible loans from shareholders who joined the 2012 loan agreement. In accordance with the terms of such loan agreement, the Company issued these joining lenders a total of 4,108,218 ordinary shares upon receiving their loans. The convertible loans received under the 2012 loan agreement in 2012 and 2013, collectively, are referred to as the “2012 loans”.

3)	Accounting treatment of the 2012 loans. The Company allocated proceeds from its issuance of a package including 2012 convertible loans along with ordinary shares between both instruments based on the relative fair value of the shares and the convertible loans.

In accordance with ASC 470-20, “Debt with Conversion and Other Options,” the Company determined that a beneficial conversion feature (“BCF”) existed at the issuance date of the 2012

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6−LOANS (continued):

convertible loans. The BCF amounting to $171 in 2012 and $834 in 2013 was recorded in equity. Accordingly, the Company allocated the proceeds from the 2012 loans between these components based on their relative fair value, as follows:

(i)	of the $1,448 of 2012 loans received in 2012, $941 were attributed to the convertible loans and $507 were attributed to the shares. In addition, an amount of $171 was recognized as a BCF against the 2012 convertible loans, resulting in a presentation of these loans at a net value of $770 at issuance date. The Company used Level 3 assumptions in arriving at fair value in order to appropriately allocate the proceeds: fair value of the issued shares was $1,214 and fair value of the convertible loans $2,319.

(ii)	of the to $1,500 of 2012 loans received in 2013, $893 were attributed to the loans and $607 were attributed to the shares. In addition, an amount of $834 was recognized as a BCF against the 2012 convertible loans, resulting in a presentation of these loans at a net value of $59 at issuance date. The Company used Level 3 assumptions in arriving at fair value in order to appropriately allocate the proceeds: fair value of the issued shares was $1,750 and fair value of the convertible loans $2,661.
4)	Total liability pursuant to 2011 and 2012 loans and their presentation. The total principal amount of convertible loans outstanding and payable to all lenders under both the 2011 and 2012 loans was $5,096 and $3,593 as of December 31, 2013 and December 31, 2012, respectively. Additionally, the Company owed all lenders accrued interest in a total amount of $817 and $384 as of December 31, 2013 and December 31, 2012, respectively. Of such amounts, $2,977 and $2,919 were recorded as a liability in the balance sheet for each of 2013 and 2012, respectively, with the remainder recorded as additional paid-in capital for each of such years. As a result, the total amount recorded as a liability for convertible loans on the balance sheet was $3,794 and $3,303 as of December 31, 2013 and December 31, 2012, respectively. Due to the difference between the amounts actually owed to the lenders of the 2011 and 2012 loans and the presentation of such loans in the financial statement, the 2011 and 2012 loans were measured, subsequent to their initial recognition, at amortized cost on the basis of the effective interest method over the loan period until their respective maturity dates.
5)	Subsequent events. See also Notes 12(b) and (c) below for more information relating to the 2011 and 2012 loans.

NOTE 7−SHARE CAPITAL:

a.	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

b.	Share-based compensation

During the years 2004 to 2009, the Company granted 4,770,000 options to certain directors and service providers.

In June 2009, the Company’s board of directors approved a share option plan (the “Plan”) and reserved a pool of 26,171,100 ordinary shares for grant to Company employees, consultants, directors, and other service providers.

The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance (“Section 102”). The option grants are subject to the track chosen by the Company, either the “regular income” track or the “capital gains” track, as set out in Section 102. The Company registered the Plan under the capital gains track, which offers more

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7−SHARE CAPITAL (continued):

favorable tax rates to the employees. As a result, and pursuant to the terms of Section 102, the Company is not allowed to claim as an expense for tax purposes the amounts credited to the employees in respect of options granted to them under the Plan, including amounts recorded as salary benefits in the Company’s accounts, with the exception of the work-income benefit component, if any, determined on grant date. For non-employees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms. The Company’s management uses the contractual term or its expectations, as applicable, of each option as its expected life. The expected term of the options granted is derived from the output of the option pricing model and represents the period of time that granted options are expected to remain outstanding.

As of December 31, 2013, 15,251,100 options remained available for grant under the Plan.

From inception through December 31, 2013, the Company granted options to certain employees and non-employees as follows:

1)	Options granted to employees and directors:

Set forth below are grants made by the Company to employees as of December 31, 2013. Most options vest over a period of four years (one fifth vesting on the grant date and the balance vesting quarterly over the following four years) and expire on the tenth anniversary of the date of grant.

a)	From inception through December 31, 2011, the Company granted 7,900,000 options to employees and directors with exercise prices ranging from $0.039 to $0.12 per share.

b)	During 2012, the Company granted 1,350,000 options to employees and directors with an exercise price of $0.12 per share.

c)	During 2013 the Company did not grant any options to its employees and directors.

The fair value of options granted to employees and directors during 2012 was $312. The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows:

2012
Value of ordinary share	$ 0.306
Dividend yield	0%
Expected volatility	67.9%
Risk-free interest rate	0.32%
Expected term	5–7 years

The total unrecognized compensation cost of employee options at December 31, 2013 is $42, which is expected to be recognized over a weighted average period of 2 years.

2)	Options granted to consultants and other service providers:
a)	From inception through December 31, 2011, the Company granted 1,370,000 options to consultants and service providers, with exercise prices ranging from $0.003 to $0.12 per share.
b)	During 2012 the Company did not grant any options to its consultants and service providers.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7−SHARE CAPITAL (continued):

c)	During 2013, the Company granted 1,150,000 options to a service provider (which is also a shareholder) with an exercise price of $0.12 per share. The options fully vested on the grant date.

The fair value of options granted to consultants and other service providers during 2013 was $417. The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows:

2013
Value of ordinary share	$ 0.426
Dividend yield	0%
Expected volatility	64.5%
Risk-free interest rate	0.70%
Expected term	10 years
3)	The following table summarizes the number of options outstanding under the Plan for the years ended December 31, 2013 and 2012, and related information:

	Employees and directors		Consultants and service providers
	Number of options	USD*	Number of options	USD*
Outstanding at January 1, 2012	6,950,000	0.25	2,370,000	0.06
Granted	1,350,000	0.12	—	—
Forfeited	(900,000)	0.12	—	—
Outstanding at December 31, 2012	7,400,000	0.24	2,370,000	0.06
Granted	—	—	1,150,000	0.12
Outstanding at December 31, 2013	7,400,000	0.24	3,520,000	0.08
*	Weighted average price per share

4)	The following tables summarizes information concerning outstanding and exercisable options as of December 31, 2013:

December 31, 2013
Options outstanding			Options exercisable
Exercise price per share USD	Number of options outstanding at end of year	Weighted average remaining contractual life	Number of options exercisable at end of year	Weighted average remaining contractual life
0.003	1,080,000	0.92	1,080,000	0.92
0.039	3,400,000	0.92	3,400,000	0.92
0.082	290,000	0.92	290,000	0.92
0.120	6,150,000	7.40	5,924,740	7.46
	10,920,000		10,694,740

As of December 31, 2013 and 2012, no options have been exercised.

The aggregate intrinsic value of the total vested and exercisable options as of December 31, 2013 is $2,514.

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7−SHARE CAPITAL (continued):

5)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2013	2012
Cost of revenues	$16	$23
Research and development expenses	59	83
Selling, general and administrative	430	249
	$505	$355

NOTE 8–TAXES ON INCOME

The Company is taxed under Israeli tax laws:

a.	Tax rates

The income of the Company is taxed at the regular rate. The corporate tax rate for 2012, 2013 and 2014 and thereafter is 25%, 25%, and 26.5% respectively.

Capital gains are subject to capital gain tax, which equals the corporate tax rate, in the year of sale of the assets.

b.	Tax assessments

The Company has tax assessments that are considered to be final through tax year 2008.

c.	Losses for tax purposes carried forward to future years

As of December 31, 2013, the Company had approximately $16,800 of net carry forward tax loss that is available to reduce future taxable income with no limited period of use.

d.	Deferred income taxes:

	As of December 31
	2013	2012
In respect of:
Net operating loss carry forward	$4,453	$3,784
Other	31	13
Less—valuation allowance	(4,484)	(3,797)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carry forward losses are expected to be available to reduce taxable income. As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8–TAXES ON INCOME (continued):

e.	As of December 31, 2013 and 2012, the Company had not accrued a provision for uncertain tax positions.

NOTE 9−RELATED PARTIES—TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Related parties include the Chairman of the Board of Directors and the Chief Executive Officers of the Company.

	Year ended December 31
	2013	2012
Expenses:
Management fees	$347	$314
Interest expenses and BCF on convertible loan	$447	$254
b.	Balances with related parties:

	December 31
	2013	2012
Convertible loan	$3,794	$3,289
Accounts payable and accruals	$1	$1
c.	With respect to options granted to the Company’s board members, see Note 7b(1).

NOTE 10–SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Account receivable—other:

	December 31
	2013	2012
Institutions	$106	$100
Prepaid expenses	30	36
Other	26	—
	$162	$136
b.	Accounts payable and accruals—other:

Accrued expenses	$95	$68
Payroll and related institutions	71	65
Provision for vacation	22	23
Credit card companies	14	10
Related parties	1	1
	$203	$167

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10–SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operation:

c.	Research and development:

	Year ended December 31
	2013	2012
Payroll and related expenses	$702	$624
Patent registration	468	328
Other	384	578
	$1,554	$1,530
d.	Finance expenses, net:

Finance expenses
Convertible loan interest and BCF	$426	$263
Other expenses	8	10
Foreign exchange loss, net	25	1
Total finance expenses	459	274

Finance income
Changes in fair value of marketable securities	(69)	(67)
Total finance income	(69)	(67)
	$390	$207

NOTE 11−ENTITY-WIDE DISCLOSURE:

a.	Net revenues by geographic area were as follows:

	Year ended December 31
	2013	2012
United States	$1,151	$209
Germany	206	409
Israel	47	468
Total revenues	$1,404	$1,086

FOAMIX LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11−ENTITY-WIDE DISCLOSURE (continued):

b.	Revenues from principal customers—revenues from single customers that exceed 10% of total revenues in the relevant year:

	Year ended December 31
	2013	2012
Customer A	$597	—
Customer B	$336	—
Customer C	$206	$409
Customer D	$174	—
Customer E	$47	$312
Customer F	—	$209

NOTE 12—SUBSEQUENT EVENTS:

a.	During the first quarter of 2014, the Company reached an agreement with the relevant lenders under the 2011 convertible loan agreement (see also Note 6b(1)), according to which the maturity date of principal and accrued interest for all those outstanding loans was deferred by one year and the interest rate was increased to 12% for the duration of the deferral period. As to the subsequent conversion of these loans into series A preferred shares (the “preferred shares”), see d below.
b.	On March 31, 2014, the Company’s board of directors resolved to grant 2,100,000 options under the Plan to certain officers and employees of the Company. The terms of these grants included: (i) vesting over a period of four years (one fifth vesting on the grant date and the balance vesting quarterly over the following four years) and expiry on the tenth anniversary of the date of the grant; (ii) exercise price of $0.12 per share. The board further resolved to grant to an IPO consultant up to 500,000 fully vested options with an exercise price of $0.12 per share and exercisable within 6 years from the closing of the Company’s initial public offering, depending on the amount of gross proceeds from such offering as further specified in his consultancy and option agreement.
c.	During the second quarter of 2014, the Company's board of directors decided to expand the Company's operations into the U.S. and on May 2014 the Company incorporated a wholly-owned subsidiary - Foamix Pharmaceuticals Inc. (“the subsidiary”). The subsidiary will assist the Company with regard to marketing, regulatory affairs and business development related to its products and technology, and recruited three senior executives with expertise in these areas.
d.	On May 13, 2014, the Company completed a private placement of preferred shares (the “2014 financing round”), with a group of new investors and several of its existing shareholders, raising a total of $6,580 in consideration of 13,178,190 preferred shares and 13,578,743 warrants to purchase preferred shares. The 2014 financing round is a qualified round for purposes of the 2011 and 2012 convertible loan agreements (see also Note 6b), and accordingly, upon closing, all principal and accrued interest outstanding under such loan agreements were converted into a total of 16,165,574 preferred shares and 8,082,787 warrants to purchase preferred shares. According to the terms of the Company's amended and restated articles of association, all preferred shares and warrants to purchase preferred shares will automatically convert into ordinary shares and warrants to purchase ordinary shares upon the completion of a qualified initial public offering, as defined in such articles.

                    Shares

Foamix Ltd.
Ordinary Shares

PROSPECTUS
            , 2014

Barclays
Cowen and Company

Oppenheimer & Co.
Maxim Group LLC

Through and including            , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Officers.”

Our amended and restated articles of association to be effective upon the closing of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the closing of this offering and Israeli Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years (i.e., since January 1, 2012, up to the date of this registration statement) which were not registered under the Securities Act:

•	In June of 2012, we entered into a convertible loan agreement, referred to as the 2012 loan agreement, with several of our existing shareholders. Pursuant to the 2012 loan agreement, we initially received loans in an aggregate principal amount of $1.45 million, bearing interest at 6% per annum. The principal and all accrued interest were to be either (i) paid upon the earlier of four years from the date of closing of the 2012 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of our shares at a 25% discount on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of our shares or a merger, acquisition, asset sale or similar deemed-liquidation event. The principal and interest under the 2012 loan agreement were also convertible at the discretion of the lender, at a discount of 25%, upon an equity financing round in excess of $2.5 million, even if not qualified. Furthermore, each lender under the 2012 loan agreement was issued, for no additional consideration, one ordinary share per each $0.365 of principal amount of its loan. As a result, we issued the lenders under the 2012 loan agreement a total of 3,953,498 ordinary shares, in addition to any shares that may have been issuable to them upon conversion of their loans.
•	In May and June of 2013 we received an additional amount of $1.5 million in convertible loans from shareholders who joined the 2012 loan agreement. In accordance with the terms of such loan agreement, we issued these joining lenders a total of 4,108,218 ordinary shares upon receiving their loans, in addition to any shares that may have been issuable to them upon conversion of their loans.
•	On May 13, 2014, (i) we issued to certain investors and existing shareholders 13,178,190 preferred shares, which prior to the offering will be converted into ordinary shares, for $6.58 million, and further granted such investors 13,578,743 warrants to purchase preferred shares (to be converted to warrants to purchase ordinary shares prior to the offering) at an exercise price of $0.499 per share; and (ii) we issued to the holders of our convertible loans 16,165,574 preferred shares and 8,082,787 warrants to purchase preferred shares (to be converted to ordinary shares and warrants prior to the offering) at an exercise price of $0.499 in exchange for their conversion of all principal and accrued interest due to them such loans in a total amount of $5,862,443.

The sales of the above securities were deemed to be exempt from registration under the Securities Act because they were made outside of the U.S. to certain non-U.S. individuals or entities pursuant to Regulation S or, in reliance upon the exemption from registration provided under

Section 4(a)(2) of the Securities Act and the regulations promulgated thereunder.

Additionally, we granted share options to employees, directors and consultants under our 2009 Israeli Share Option Plan covering an aggregate of 15,120,000 ordinary shares, with exercise prices ranging from $0.01 to $0.12 per share. As of the date of this registration statement, 1,600,000 of these options have been forfeited and cancelled without being exercised.

We claimed exemption from registration under the Securities Act for these option grants described above under Section 4(a)(2), Regulation S, or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

No underwriters were employed in connection with the securities issuances set forth in this Item 7.

Item 8.    Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.
(b)	Financial Statement Schedules.

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s financial statements and related notes thereto.

Item 9.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
2.	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
3.	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rehovot, Israel on this    day of                , 2014.

FOAMIX LTD.
By:
	Name:	Dov Tamarkin
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of FOAMIX LTD. whose signature appears below hereby appoints Dov Tamarkin and Meir Eini, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Name	Title	Date
	Chief Executive Officer (principal executive officer)	, 2014
Dov Tamarkin
	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2014
Ilan Hadar
	Chairman of the Board of Directors	, 2014
Meir Eini
	Director	, 2014
Chaim Chizic
	Director	, 2014
Stanley Hirsch

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in Newark, Delaware, on                , 2014.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Registrant*
3.2	Form of Amended and Restated Articles of Association of the Registrant, to be effective upon closing of this offering*
4.1	Specimen Share Certificate*
4.2	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant, to be effective upon the closing of this offering*
5.1	Opinion of Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	2009 Israeli Share Option Plan*
10.2	Summary of Unprotected Lease Agreement, dated , as amended, by and between the Registrant and *
10.3	Form of indemnification agreement by and between the Registrant and each of its directors and executive officers, to be effective upon the closing of this offering*
21.1	List of subsidiaries of the Registrant*
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm*
23.2	Consent of Yingke Israel - Eyal Khayat, Zolty, Neiger & Co. (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of Registration Statement)*

*	To be filed by amendment